Exhibit 99.1

Annual and Sustainability Report

2022

Annual Report

Letter from the Chairman of the Board

GRI 2-22

Dear shareholders, clients, employees and members of the communities we serve,

It is my pleasure to present to you our Annual and Sustainability Report 2022, through which I share my reflections on our current context, the role we play at Credicorp, advances in executing each of our business’s strategies, and my perspectives for the future. I am proud of the progress we have made over the past few years. We place our purpose at the center of all of our decisions and seek to be agents of change to drive development and growth in the countries in which we operate.

In a 2022 marked by challenges on the global and local fronts, we adapted and advanced in the process to execute our strategy.

The year 2022 evolved in a context of considerable volatility. At the global level, the Russian invasion of Ukraine and other geopolitical tensions led international prices for energy and food to climb. In response, many countries were embattled by high levels of inflation, and subsequently hardened their monetary policies. Additionally, in our region, government instability and heightened levels of confrontation between branches of Government in Peru; the shift to a left-wing government in Colombia; and uncertainty in Chile due to the constituent process, negatively impacted the trust of households and companies and pressured dynamics for economic growth.

The Peruvian economy expanded 2.7% in 2022, supported by an uptick in private consumption, which was spurred by recovery of employment and loosening of restrictions on access to pension savings and severance indemnity accounts (CTS). This economic result unfurled despite political certainty and a deterioration in the terms of trade. Inflation in Metropolitan Lima stood at 8.5%, which was the highest print seen in the last 26 years. In this context, BCRP revised its reference rate upward from 2.5% to 7.5%. The exchange rate fell 4.3% over the period to close 2022 at S/3.81.

It is important to note the economic performance of Bolivia, Colombia and Chile, where we operate. In 2022, the Bolivian economy grew 4%, which reflected a return to pre-pandemic activity levels; high prices for oil, natural gas and metals; as well as a policy to subsidize fuel and gas, which mitigated the impact of inflation. The Colombian economy expanded around 8%─ one of the world’s highest prints─ despite a context marked by a change in government. The economy was driven by favorable terms of trade and strong household consumption. Chile, in turn, experienced a deceleration in its economy, which grew 2.9%. This evolution was driven by a drop in private consumption and resilient investment, in a context in which copper prices remain high. Political uncertainty decreased after the new constitution was rejected in the referendum held in September.

I am proud to say that, despite headwinds, Credicorp is firmly advancing toward achieving our objectives thanks to our employees’ attitudes and commitment and the solidness of our strategic focus. We identify and manage risks agilely, modulating our appetite in certain segments and sectors. In parallel, our client-centered approach allowed us to improve our value proposition and expand the client base, which sets the stage for future growth. Finally, we strengthened our relations with our investors and generated value for our stakeholders. Our leaders’ vast experience in managing businesses in volatile and uncertain environments, coupled with the talent of our employees, was a fundamental driver of our progress.

We are committed to our purpose and anticipate the needs of our stakeholders as we develop each of our businesses and generate resilient results.

In 2022, a number of trends, whose evolution was accelerated by the pandemic, continued to progress rapidly alongside growth in stakeholder expectations regarding, in particular: the positive impact that our companies should generate; a rise in the appetite of new generations of talent for different forms of working; and accelerated changes in our clients’ needs, which requires on-going innovation.

At Credicorp, we share the conviction that we have a responsibility to positively impact the communities in which we operate. This is the only way we can ensure our competitiveness and create long-term value. Accordingly, we drive initiatives on the Governance, Social and Environmental fronts through our businesses. In 2022, we continued to strengthen our Corporate Governance structure and trained our directors and employees in areas related to sustainability. On the Social front, we leveraged our competitive advantages to become a key facilitator in financial education and inclusion in the Andean region, by rolling out diverse initiatives at our subsidiaries. Last year, for example, we included more than 1.1 million Peruvians in the financial system through Yape and our financial education series, “El Quinto Piso,” topped 47 million views. Finally, on the Environmental front, we committed to achieving carbon neutrality at our own operations by 2032 and developed our ESG risk management framework, setting the bases to facilitate our clients’ transition to eco-sustainable models. In addition to the impact generated by our ESG initiatives, thanks to our operations in 2022, we distributed around S/2,127 million in tax revenues for governments and investments in communities.

Throughout the world, employees now expect benefits different from those that companies are accustomed to offering. These include more flexibility and job profiles that generate an impact. At Credicorp, we are determined to be “the best place for the best talent.” As such, we have been promoting a hybrid work model, where remote work strengthens the life balance and productivity, and have generated office spaces to drive our talent’s creativity and innovation. The hybrid model, which is here to stay, helps strengthen our employees’ ties to the company and enhances feeling of belonging and loyalty to the organization. This consequently increases their desire to continue developing our culture.

Similar to our employees, our clients experience changes in their needs. They seek not only a better user experience, immediacy and personalization, but also demand more security. To meet these expectations, we are relying increasingly on technological capacities and data and analytics. We have been strengthening these aspects through our recruiting and training processes as we accelerate our pace of investment in transforming our businesses. Along these lines, we have progressed in our efforts to build more flexible and efficient architecture based on application program interfaces (APIs). We are conscious of the fact that our clients’ trust is one of our main assets and as such, have prioritized our cybersecurity. We educate our clients and create awareness of cyber risks and constantly train our employees; increase the robustness of our processes; and continuously implement new technologies to protect our businesses.

Developing each of our businesses

To accelerate our innovation strategy, at the beginning our 2022, we created a system of governance at the Credicorp level, led by the new role of Chief Innovation Officer. We defined our investment appetite for disruptive innovation and the domains in which we wish to participate. In the first stage, we invest mainly in domains such as payments, digital loans, neobanks, acquiring and added-value services for SMEs. We aspire to develop initiatives in Peru and in other countries in the region. With regard to the Krealo portfolio, our corporate venture capital center, growth in Tenpo in 2022 was noteworthy with more than 1 million new clients added. Additionally, Krealo incorporated 2 new ventures in its portfolio: Samishop in Peru, which strengthens the region’s ecosystem of the value-added services we offer SMEs, and Monokera in Colombia, whose objective is drive penetration of digital insurance in the region. Going forward, the initiatives in our innovation portfolio will begin to generate revenues.

In Universal Banking, we are reaping the fruits of our businesses’ investments in digital transformation and maintain favorable perspectives.

BCP continued to focus on offering its clients and extraordinary experience while optimizing its operating efficiency. Our results on the transformation front have led our Net Promoter Score (NPS) for digital channels to rise 21 percentage points and our digital sales hit 61.4% (of total units sold) in Retail Banking. Thanks to our clients‘ trust, we consolidated our position as Peru’s transactional hub and participated in 47% of the total amount transacted in the banking system in the month of December. In 2023, we will leverage our data analytics capacities to continue evolving our segmentation and understanding or our clients’ behavior. We will design a differentiated value proposition for each segment with an eye on becoming the main bank of more Peruvians. We aspire to improve our NPS indicator to rank #1 for this indicator, which will strengthen our competitive position.

Yape progressed considerably in its quest to become a super app and today has more than 11.5 million yaperos; 8 million active users; and more than 3 million affiliates that generate revenue. In 2022, Yape’s market share was around 25% of the mobile top-off market and the app has added the following to its digital payment functions: i) benefits, such as promotions or discounts at businesses, and ii) financial products, such as nano-loans and access to a low-ticket investment platform. These new functionalities, without a doubt, will help us drive the financial inclusion agenda. Yape’s objective is to achieve neutral cash flow in 2024.

At the Banco de Crédito de Bolivia, we made progress in our efforts to digitalize services. The number of transactions through digital channels rose 77% last year and we doubled the number of users of our mobile wallet SOLI, which stood at 442 thousand at year-end. We aspire to make SOLI the frontrunner in QR payments in Bolivia and aim to triple the number of users in 2023.

In Microfinance, we consolidated our business recovery after the pandemic and evolved our business models in Peru and Colombia by optimizing experience, efficiency and growth.

Mibanco Peru consolidated the hybrid model, which leverages Data Analytics and Technology to achieve a scheme for relations that efficiently brings us closer to our clients. We scaled the application of the centralized intelligence engine to assess loans; originate commercial offers; and step-up distribution through alternative channels. In 2022, 76% of disbursements were generated through offers derived from the intelligence engine. The number of loans disbursed through alternative channels represented more than 45% of total loans. These advances, which went hand-in-hand with impeccable commercial execution, led to a significant improvement in the efficiency indicator, which stood at 51.3% at year-end. Going forward, we will strengthen our relations with our clients, backed by the power of new analytical and technological capacities.

Mibanco Colombia consolidated its traditional model, which is 100% based on relationship managers and branches. In addition to improvements in productivity, we have become a point of reference for loan risk management and have the lowest delinquency ratio of all microfinance players in Colombia. In parallel, we have set the bases to migrate to a hybrid model and in 2022, 60% of disbursements were generated through offers derived from the centralized intelligence engine. In the future, we aspire to consolidate the hybrid model that has been generating good results in Peru.

In Insurance and Pensions, we contribute to developing systems in which more Peruvians are interested in participating.

At Pacífico, we have entered into alliances with different insurtechs to reduce our service times and consolidate our position as the insurer with the best Net Promoter Score in the market. Additionally, to protect the happiness of more people, we have expanded our offerings with a noteworthy increase in inclusive insurance: Tu Plata Segura, through Mibanco and Efectivo Protegido, through BCP Agentes. In 2023, we seek to be #1 in terms of growth, bolstered primarily by the bancassurance channel.

At Prima AFP, we will continue to be proactive in collaborative efforts to develop proposals to reform the regulatory framework and create awareness programs. The objective is to evolve toward an inclusive and sustainable pension system, which continues to serve as a mechanism to channel savings to long-term investment and contributes to our economy’s growth.

Finally, in the Investment Banking and Wealth Management business, we focus on responding to the challenges wrought by volatility in the region. Currently, we are in the final stage of a comprehensive assessment of our strategy. We have identified key levers to reach our long-term profitability targets. We seek to focus on finding the right businesses to drive our growth in a new scenario in the region and in the face of new perspectives.

We generate resilient results

The year 2022 was characterized by a normalization in our profitability level and l now say that we have consolidated our recovery post-pandemic. Net income after minority interests totaled S/. 4,633 million, which translated into an ROE of 16.7%.

Banca Universal led the recovery, which was driven by Core Income at BCP and by Net Interest Income in particular. Microfinance also experienced substantial recovery in its profitability, which was fueled by favorable dynamics for Net Interest Income at Mibanco and linked to effective pricing practices and commercial execution. Insurance and Pensions returned to positive terrain, steered mainly by a decrease in claims in the Life insurance line at Pacífico Seguros. Investment Banking and Wealth Management, in turn, continued to face challenges and registered a drop in profitability, which was primarily attributable to a decrease in total assets under management.

Total loans rose 0.7%, which reflected an uptick in structural loans at BCP and Mibanco in a context of economic reactivation.

In terms of portfolio quality, the structural NPL ratio increased slightly (4.95% vs 4.86% at the end of 2021). This evolution was driven primarily by growth in refinanced loans. The government loan (GP) portfolio deteriorated but is backed by extremely broad coverage through State guarantees. On the provisions’ front, the impact of rising inflation on consumer behavior, along with our incursion in higher-risk profiles in the SME segment, led the portfolio’s cost of risk to increase 1.22%, as it moves toward pre-pandemic levels.

The net interest margin rose 97 basis points with regard to 2021, impacted by repricing management in an environment of rising rates. The shift toward a higher-yield asset structure, and a competitive funding structure, contributed to this result.

Other income rose 3.6% over the year, fueled by the positive evolution of Fee Income (+4.2%), where growth was buoyed by an increase in fees for banking services and by the Net gain on FX transactions (+17.5%). The Insurance Underwriting Result was in positive terrain at year-end, which reflects a normalization in claims in the Life insurance line at Pacífico Seguros.

In the aforementioned context, operating income increased 15.1% in 2022. Operating expenses rose 11.4%, driven by a rebound in variable compensation due to an uptick in results and growth in the pace of investments in digital transformation. This led the efficiency ratio to stand at 44.4%.

As a matter of course, we prioritized responsible capital management at all of our subsidiaries. We maintained adequate solvency levels and distributed cash dividends equivalent to S/1,196.4 million soles.

Looking toward the future with optimism

We enter 2023 with favorable dynamics for emerging economies. China’s recent reopening and its decision to relax its “Covid-Zero” policies bolstered global growth and commodity prices. Inflation in the United States is subsiding, which has led the Fed to attenuate its hard line and alleviated pressure on emerging economies. At the beginning of the year, Peru suffered intense social upheaval, which led to the loss of valuable lives and severely damaged the interests of private companies and public infrastructure. We are monitoring progress on this front and maintain a moderate perspective for economic growth in Peru of 2.0%. Our economic estimates remain at 3.1% and 1.3% for Bolivia and Colombia respectively and we expect a slight contraction in Chile.

I am hopeful that the next general elections in Peru will bring the stability that we need to begin rebuilding a country in an environment of peace, democracy and inclusion. Our institutional framework and macroeconomic fundamentals, which allowed the country to register 14 consecutive years of reductions in poverty prior to the pandemic, remain intact. It is our hope that the authorities elected move to protect these fundamentals; prioritize solutions for problems in the ambits of health, education and poverty; and resume efforts to strengthen our institutions.

Private companies must assume responsibility and collaborate to find solutions to society’s problems. At Credicorp, we will accelerate the implementation of our agenda for financial inclusion and education, two factors linked to poverty reduction. By advancing inclusion, we help vulnerable people achieve greater security through savings, more possibilities to generate income, and higher levels of economic independence. We aspire to contribute to improving lives by accelerating the changes that our countries need.

At this time, I would like to express my sincere hope that violence ceases both in our country and the world. If we focus on strengthening human relations and seeking the common good for all citizens, we will no doubt advance in the direction toward peace and strengthened democracy. To this end, we promote values such as empathy, respect and equity, which we must strive to recover in our society.

Finally, I would like to thank our clients and investors for the trust they have bestowed and our 36 thousand employees, whose proactivity, commitment and resilience have been fundamental. The financial results achieved, the progress we have made to achieving strategic objectives, and the positive impacts we have generated for our communities, validate, even in this challenging environment, that we are on the right path. We begin this new year on stronger competitive footing thanks to our focus on attracting and retaining the best talent; our bet on investing in developing top-tier technological capacities; and our commitment to integrating sustainability at the core of everything we do.

I am enthusiastic about the opportunities that lie ahead in 2023.

Luis Enrique Romero Belismelis

Our Purpose, Vision and Values

GRI 2-23

Purpose

Contribute to improving lives by driving the changes that our countries need.

Vision

To be a sustainable financial services leader in Latin America. We are purpose-led, future-oriented and focused on creating superior value for our employees, customers, shareholders and the countries we operate in.

Values

-	Respect

-	Fairness

-	Honesty

-	Sustainability

Statement of responsibility

“This document contains truthful information regarding business developments at Credicorp Ltd. and Subsidiaries in 2022. The signatories shall be liable, within the ambit of their faculties according to the norms of the Civil Code, for damages that any lack of veracity or insufficiency that the contents of these documents may generate.”

César Ríos Briceño	José Luis Munoz Rivera
Chief Financial Officer	Head of Accounting
C.P.C. N° 14902

23/02/2023

Credicorp at a glance

GRI 2-1, 2-6

¿Who we are?

We are Peru’s leading financial group with over 132 years of experience in this market. We have a solid universal banking, insurance and pension platform that serves all segments of the Peruvian population, complemented by an important and growing presence in microfinance, investment banking, and wealth management in Latin America.

Total Income1

S/ 17,570 million

Our income generation grew 20.2% in 2022, in line with the economic reactivation and a disciplined pricing management in an environment of higher interest rates.

Loan Portfolio

S/ 148,626 million

Its expansion was 0.7% in comparision to the level in 2021

Net Income (attributable to Credicorp)

S/ 4,633 million

In 2022, we recorded a profit above the S/ 3.585 million generated in 2021 and above pre-pandemic levels

Main subsidiaries	Clients[2]
Peru
BCP	Over 12 million
Mibanco	Over 1.5 million
Pacífico	Over 5.2 million
Prima AFP	Over 2.3 million
Bolivia
BCP	Over 700 thousand
Colombia
Mibanco	Over 400 thousand
Regional[3]
Credicorp Capital	N.D

1. Includes net interest income, other income and net earned premiums less net claims.

2. A natural or legal person could be a client of more than one subsidiary

3. Includes Peru, Colombia, Chile and Miami.

4. For more information about our employees, review chapter "3) Social - Employees" of the Sustainability Report

Relevant figures and indicators

	Ratios	2019	2020	2021	2022
Loan growth[1]	In local currency (%)	9.2	24.8	13.5	4.3
	In foreign currency (%)[2]	1.5	-1.0	-7.3	4.7
	Total (%)	6.6	16.6	9.9	3.9
Margins and Profitability	Net interest margin (NIM, %)	5.4	4.3	4.1	5.1
	Cost of risk (%)	1.6	4.3	0.8	1.2
	Return on average assets (ROAA, %)	2.3	0.2	1.5	1.9
	Return on average equity (ROAE, %)	17.0	1.4	13.9	16.7
Efficiency	Efficiency ratio (%) [2,3]	43.6	46.3	45.9	44.4
Portfolio Quality	Internal overdue ratio (%) [4]	2.9	3.4	3.8	4.0
	NPL ratio (%) [5]	3.9	4.6	5.0	5.4
Capital[8]	BCP Global Capital ratio (%) [6]	14.5	14.9	14.9	14.4
	BCP Tier 1 ratio (%) [7]	11.1	10.4	9.9	10.0
	BCP Common Equity Tier 1 ratio (%) [8]	12.4	11.4	11.9	12.6
	Mibanco Common Equity Tier 1 ratio (%) [8]	15.7	17.7	15.2	16.5
Employees	Permanent personnel (units)[2]	34,918	36,806	36,396	36,968
Shares	Number of floating shares (millon) [9]	79.51	79.47	79.53	79.53

1 Average daily balances.

2 Figures differ from previously reported.

3 Efficiency is calculated as: (salaries and employee benefits + administrative expenses + depreciation and amortization + association in partcipation + acquisition cost) / (net interest income + fee income + net gain on foreign exchange transactions + net earned premiums + net gain from associates + net gains on derivatives held for trading + net gain from exchange difference).

4 Internal overdue loans / total loans.

5 NPL (non-performing loans) = internal overdue loans + refinanced and restructured loans. NPL ratio = NPLs / total loans.

6 Regulatory Capital / Risk-weighted assets (legal minimum=10% since July 2011).

7 Tier 1 / Risk-weighted assets.

8 Common Equity Tier 1 Ratio = (Capital + Reserves - 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability) + Retained Earnings + Unrealized gains or losses) / Risk-weighted assets. Based on NIIF.

9 Net of treasury shares. The total number of issued shares is 94.38 million.

Chapter 1

Group Description

General Information

GRI 2-1, 2-6

Commercial Name:	Credicorp Ltd.
Address	Clarendon House 2 Church Street Hamilton, Bermuda
Address of the Main Subsidiary and Headquarters	Calle Centenario 156, La Molina. Lima, Peru
Telephone	+51 1 313-2000
Fax:	+51 1 313-2121

Credicorp Ltd. was established on August 17, 1995, in the City of Hamilton in Bermuda and is registered under registry No. EC21045. The company’s duration is indefinite.

Company Purpose

Credicorp is a business group that, through its subsidiaries and associates, offers a wide range of financial, insurance and health services and products, mainly throughout Peru and in other countries such as Colombia, Bolivia, Chile, Panama and the United States. Its main subsidiaries are: Banco de Crédito del Peru (BCP), Mibanco, BCP Bolivia, Pacífico Compania de Seguros y Reaseguros, Prima AFP, ASB Bank Corp. (formerly Atlantic Security Bank) and Credicorp Capital.

Credicorp was set up in 1995 through the acquisition of common shares of the Banco de Crédito del Peru (BCP), Atlantic Security Holding Corporation (ASHC) and Pacífico Compania de Seguros y Reaseguros S.A. (PPS). Through an Exchange Offer in October 1995, Credicorp acquired 90.1% of the shares of BCP, 98.2% of the shares of ASHC, and 75.8% of those of PPS. Trading of the common shares on the New York Stock Exchange began immediately after the Exchange Offer culminated and the closing price on this date was US$ 11.61 (adjusted to reflect stock dividends). On March 19, 1996, Credicorp acquired, through an Exchange Offer with similar terms to the one made in October 1995, the remaining 1.8% of shares in circulation of ASHC.

In 2012, Credicorp, as part of its strategic plan, embarked on efforts to create a regional platform and a reorganization process to regroup the company’s businesses. In April 2012, Credicorp, through its BCP subsidiary, acquired 51% of the shares of Correval S.A. Sociedad Comisionista de Bolsa, an investment bank in Bogota, Colombia. In July 2012, Credicorp, through its BCP subsidiary, acquired 60.6% of the shares of IM Trust S.A. Corredores de Bolsa, an investment bank in Santiago, Chile. In November 2012 and June 2013 respectively, IM Trust and Correval were transferred to Credicorp Capital Ltd. (subsidiary chartered in Bermuda to engage in investment banking activities in Chile, Colombia and Peru); this had no impact on Credicorp’s financial statements. To conduct investment banking operations in Peru, Credicorp Capital Peru S.A.A. was chartered in Peru in April 2012 through a spin-off of a block of BCP’s assets. The assets that were transferred include Credibolsa, Credititulos, Credifondo and BCP’s investment banking activities. The spin-off of this block of assets had no impact on Credicorp’s consolidated financial statements. In addition, in 2014, through Financiera Edyficar (a subsidiary of Banco de Crédito del Peru), Credicorp acquired a majority stake of Mibanco’s shares. In November 2015, the 85.50% share that Grupo Crédito held in Credicorp Capital Peru S.A.A. was spun off and placed in Credicorp Capital Holding Peru, a subsidiary of Credicorp Capital Ltd. This act concluded the company’s reorganization process, whose purpose was to regroup the subsidiaries and shareholdings of Credicorp Capital Ltd. to improve business management. The split-off of this equity had no impact on Credicorp’s consolidated financial statement.

At the beginning of 2016, BCP Bolivia ceased to exist as a subsidiary of BCP and became a subsidiary of the holding known as Inversiones Credicorp Bolivia S.A. (ICBSA), which is in turn a direct subsidiary of the Grupo Crédito. In May and August 2016, Credicorp Capital Ltd., through Credicorp Capital Holding Chile, acquired 39.4% of the shares of Inversiones IMT S.A., becoming the owner of 100% of total shares in the company. Between May and September 2016, Credicorp Capital Ltd., through Credicorp Holding Colombia S.A.S., acquired 49% of the shares of Credicorp Capital Colombia S.A., achieving a 100% stake in the organization.

In January 2017, May 2018 and May 2019, as part of the reorganization of subsidiaries, Grupo Crédito purchased 9%, 2.77% and 0.96% of BCP’s shares respectively from Credicorp Ltd. By December 2019, Grupo Crédito possessed 97.71% of BCP and Credicorp Ltd. ceased to hold direct shares in BCP.

In January 2019, 91.36% of the Compania Incubadora de Soluciones Moviles S.A. – Culqi was acquired and Tenpo S.P.A (formerly Krealo S.P.A) was chartered. In March 2019, Credicorp Capital Negocios Digitales S.A.S. was chartered; in July, 100% of Tenpo Technologies S.P.A. (formerly Tenpo SPA) and 100% of Tenpo Prepago (formerly Multicaja Prepago S.A.) were acquired; in September, 85% of Fondo de Inversion Independencia II was acquired; and in November, 100% of Ultraserfinco S.A. was acquired. Finally, in December, 77.46% of Banco Compartir S.A was acquired.

In June 2020, the merger by absorption between Credicorp Capital Colombia S.A. and Ultraserfinco S.A. was carried out; the latter being extinguished. Likewise, in October 2020, the merger by absorption between Banco Compartir S.A and Edyficar S.A.S. was carried out and formed Mibanco - Banco de la Microempresa de Colombia S.A.

On January 2, 2021, Ultralat Capital Market Inc. and Credicorp Capital Securities Inc. merged into a single entity. The new company operates under the corporate name of “Credicorp Capital LLC.”, which was authorized on February 2, 2021.

On August 2, 2021, the merger by absorption between Atlantic Security Bank and ASB Bank Corp. was approved and registered in the Public Registry of Panama, leaving ASB Bank Corp as the surviving entity. In addition, ASB Bank Corp owns a 100% stake in Laurentian Corporate Service Ltd. since the merger with Atlantic Security Bank.

Credicorp’s subsidiaries are organized into four lines of business (LoBs):

-	Universal Banking, which includes Banco de Crédito del Peru and Banco de Crédito de Bolivia.

-	Microfinance, which includes Mibanco and Mibanco Colombia.

-	Insurance and Pension, which includes Grupo Pacífico and Prima AFP.

-	Investment Banking and Wealth Management, which includes Credicorp Capital and ASB Bank Corp (formerly Atlantic Security Bank).

These LoBs are complemented by Krealo, Credicorp’s corporate arm for venture capital investments. Krealo identifies and invests in opportunities that complement Credicorp’s lines of business.

Credicorp’s Organizational Chart

The chart below depicts Credicorp’s configuration:

Credicorp Ltd. y Subsidiarias

Credicorp Ltd.
Atlantic Security Holding Corporation *(100.00%)
Pacifico Compañía de Seguros y Reaseguros S.A *(65.20%)(1)
Grupo Crédito S.A. y Subsidiarias *(99.99%)
Credicorp Capital Ltd. *(100.00%)
CCR Inc. *(100.00%)
Atlantic Security Int. Financial Services Inc. *(100.00%)
Atlantic Private Equity Investment Advisor *(100.00%)
Atlantic Security Private Equity General Partner *(100.00%)
ESIMSA *(96.00%) (3)
ASB Bank Corp.(8) *(100.00%)
Laurentian Corporate Service Ltd. *(100.00%)
Crediseguro S.A. Seguros Personales *(48.00%) (4)
Crediseguro S.A. Seguros Generales *(48.04%) (5)
Pacífico Asiste S.A.C. *(100.00%)
Credicorp Capital Holding Chile S.A. y Subsidiarias *(99.99%)
Credicorp Capital UK Limited en Liquidación *(100.00%)
Credicorp Holding Colombia S.A.S. y Subsidiarias *(93.51%)(6)
Credicorp Capital Holding Perú S.A. *(99.99%)
Credicorp Capital Perú S.A.A. y Subsidiarias *(85.07%)(2)
Credicorp Capital USA, Inc. *(100.00%)
CC Asset Management Mexico, S.A *(99.99%) (9)
Credicorp Capital Advisors LLC. *(100.00%)
Tyba LLC.*(100.00%)
Credicorp Capital, LLC.*(100.00%)(7)

* Percentage of participation of the controlling majority shareholder.

(1) Grupo Crédito has a 33.66% stake.

(2) Credicorp Capital Ltd. has a 12.795% interest.

(3) Processing Solutions S.A. (Peru) and Inversiones 2020 participate in 2.0% each.

(4) Pacífico Seguros is the controlling entity. Inversiones Credicorp, Bolivia S.A has a 51.95% interest.

(5) Pacífico Seguros is the controlling entity. Inversiones Credicorp, Bolivia S.A has a 51.87% interest.

(6) Credit Group S.A. participates in 6.49%.

(7) Ultralat Capital Market Inc. and Credicorp Capital Securities Inc. merged on January 2, 2021. Also, formally its new name “Credicorp Capital, LLC.” It was authorized on February 2, 2021.

(8) Atlantic Security Bank and ASB Bank Corp. Merged on August 2, 2021, leaving the latter as the existing company. Said merger was authorized on August 2, 2021.

(9) CC Asset Management Mexico S.A., was incorporated in Mexico on March 15, 2022.

* Percentage of participation of the direct majority shareholder.

(1) BCP participates in 1.77% and Credicorp Ltd. participates in 0.08%.

(2) Credit Group S.A. participates in 4.99%.

(3) Tenpo Technologies SpA participates in 0.10%.

(4) BCP participates in 0.07%.

(5) Credicorp Ltd. participates in 4.01%. Inversiones 2020, Mibanco S.A and SEAH participate in 0.03%, each one.

(6) Independencia Asesores S.G.F.I. S.A. participates with 15.00%.

(7) BCP and Grupo Crédito S.A. They are the only associates of "Patronato BCP", a non-profit civil association.

(8) Credicorp Peru S.A.C. participates in 2.72%.

(9) Investments 2020 participates in 0.10%

Capital and Main Shareholders

Capital issued by Credicorp Ltd. amounts to US$ 471,911,585 and is represented by 94,382,317 shares with a nominal value of US$ 5.00 each.

All of Credicorp’s issued shares are common and equal, and shareholders have the same rights conferred by Bermuda Law and Credicorp’s Bylaws, which are detailed in the Shareholder’s Guide.

Shareholder Structure (%)1

Source: Share Registry

The table below shows the composition of shares with voting rights as of December 31, 2022, considering the percentage of share ownership relative to the total number of shares:

Percentage of ownership	Number of Shareholders	Share Percentage
Less than 1%	5,581	5.72%
Between 1% - 4.9%	1	4.89%
Between 5% - 9.9%	1	5.89%
Greater than 10%	1	15.49%
N.D.[3]	N.D.	68.01%

1 Shares are calculated including those declared by shareholders in their Form 13G filed as of February 15, 2023.

2 Includes shares that are directly or indirectly held by the Romero family or by companies that they own or represent.

3 68.01% of Credicorp’s shares correspond to holdings whose purchase or sale was conducted through the NYSE, where it is not possible to identify the final beneficiary due to NYSE’s rules of disclosure.

Market Dynamics

The financial markets registered a downward trend in the first half of 2022, due primarily to interruptions in the global supply chain due to the Russia-Ukraine war. This situation spurred inflationary pressures across the globe and led many Central Banks to adopt contractionary monetary policies, which fueled the market’s concerns that widespread recession was on the horizon. Despite this rough start, the measures applied by the central banks early on helped allay fears and the impact of inflation and laid the bases for a rebound in the international securities market in the second half of the year, which partially offset the negative results posted earlier in 2022. The S&P 5001, Euro Stoxx 502 and the SSEC3 closed 2022 with drops of -19.44%, -16.98% and -21.80% with regard to 2021.

On the local front, the Lima Stock Exchange reported growth of 6.10% in 2022 in a context marked by political instability, rising inflation and the counter-cyclical measures adopted by the Central Reserve Bank of Peru.

Share Price

In 2022, inflationary pressures and political uncertainty negatively impacted Peru’s performance and economic expectations. Despite this scenario, Credicorp remained resilient and obtained good results throughout the year. Credicorp’s share price closed the year at de US$ 135.66, which represented an increase of 11.1% with regard to 2021. The maximum price reached US$177.92 and the minimum, US$115.03 over the period.

Source: Bloomberg.

[1]	The S&P 500 is a stock index that follows the performance of shares of 500 leading companies that list on US stock exchanges.
[2]	The Euro Stoxx 50 is a stock index that follows the performance of the shares of the largest 50 companies in the Eurozone.
[3]	The SSEC is a stock index that is comprised of all Type A and Type B shares that are listed on the Shanghai Stock Exchange.

Market Capitalization and Liquidity

At the end of 2022, Credicorp’s market capitalization was situated at US$ 10,789 million. This represents an increase of 11.16% over the figure of US$ 9,707 million registered at the end of 2021. Credicorp’s daily trading volume was 409,622 shares in 2022, which reflects a 21% decrease with regard to the average posted last year.

* Figures differ from previously reported due to retroactive changes in the calculations of the number of outstanding shares given the incorporation of stock awards

Source: Bloomberg.

Dividends

In accordance with our dividend policy, and aligned with prudent capital management, Credicorp Ltd.s’ Board, in its session on April 28, 2022, announced the distribution of dividends equivalent to S/ 15 per share. It is important to note that Credicorp makes every effort to compensate our shareholders’ investments within a framework defined by our obligations, results, plans and stakeholders’ expectations.

(1) Dividends of 2019, 2020 and 2021 have been converted to US$ using the accounting exchange rate at the end of 02/27/2020, 05/10/2021 and 06/08/2022, respectively.

(2) In 2018, an ordinary dividend (S/20.0000) and a special dividend (S/8.0000) were paid, which were converted into dollars at the accounting exchange rate at the close of 05/08/2019 and 11/20/2019, respectively.

Chapter 2

Our businesses in 2022

GRI 2-6

Credicorp is a financial holding and is organized into 4 lines of business. We have differentiated strategies for our subsidiaries.

1.	Universal Banking

Banco de Crédito BCP – The N°1 bank for loans and deposits in Peru

BCP is an institution in the Peruvian financial system and provider of financial services. This bank engages in commercial banking activities through its Wholesale Banking division, which provides specially designed services for corporate clients and large companies, and its Retail Banking division, which serves small and medium companies as well as individuals. BCP provides financing and savings solutions.

●	Leader in loans and deposits in Peru. MS1 of 29.9% and 32.2% respectively

●	Loans for S/ 123,708 million and Government Programs for S/ 8,557 million

BCP’s purpose is to “Transform plans into reality.” The bank has two north stars that guide its journey: (i) to be the number 1 bank in client experience and i) have the best efficiency ratio in Latin America.

At BCP, we work to develop internal capacities, which we denominate enablers, to ensure that we stay on track. These enablers are: (i) Information Technology, (ii) Data and Analytics, (iii) Cybersecurity. On the Information Technology Front, in 2022 we continued to transform our infrastructure through APIs to obtain greater efficiency and flexibility. We prioritized our operational stability to handle growth in digital transactions. Additionally, we achieved record-high uptimes that were comparable to those of first tier banks. On the Data and Analytics front, our Data Lake has more than 28 thousand variables and covered 77% of the economically active population. We leveraged this data to build risk models and develop personalized solutions. Finally, on the cybersecurity front, we launched mass campaigns to train our employees and are equipped with cutting-edge technological solutions that protect us against phishing, malware, data leaks, etc.

●	In 2022, our digital sales accounted for 61% of total units sold through retail banking and 66% of the monetary transactions were made through digital channels. At year-end, 67% our clients in Personal Banking were classified as digital[2].

1 Market share within the entire Financial System (includes Multiple Banking, financial companies, municipal savings banks, rural savings banks, and credit companies)

2 Digital clients are retail customers who meet at least one of three conditions: (i) conduct at least 50% of their monetary transactions through digital channels, (ii) conduct at least 50% of their non-monetary transactions through digital channels, or (iii) purchased products digitally in the last 12 months.

Banco de Crédito de Bolivia – Top 6 in loans and deposits in the Bolivian Financial System

Banco de Crédito de Bolivia is a universal bank that is solidly positioned at the national level. It has an extensive network of service and sales channels (more than 1,300 points of service). The bank is focused on on-going innovation and seeks to position itself as the clients’ first option in the Bolivian financial system.

●	Loans totaled S/ 9,254 million with an MS of 8.3% deposits totaled S/10,986 million with an MS of 8.2% in Bolivia

●	More than 400 thousand active users of the Soli application

2.	Microfinance

Mibanco – Leader in Microfinance in Latin America and the second most relevant player in the world

Mibanco is an entity in the Peruvian Financial System that serves micro and small businesses. It has the largest network for service in this segment and serves clients through Internet Banking, App Mibanco, telephone banking, correspondent agents and BCP ATMs.

●	Regional leader in microfinance with 21.5% of MS in Peru in terms of loans

●	Loans for S/ 14,089 million, of which S/ 954 million were Government Program loans

Mibanco’s purpose is to “Transform people’s lives armed with a commitment to financial inclusion and progress as we contribute to the country’s growth.” To fulfill this purpose, the bank seeks to improve productivity, experience and growth.

To advance on these fronts, the bank leverages 3 enablers: (i) centralized intelligence, (ii) alternative channels (iii) excellence in commercial execution. On the centralized intelligence front, the percentage of disbursements associated with commercial offers generated by our centralized intelligence engine rose to 75.8% in 2022 (versus 67.5% in 2021 and 53.4% in 2020). On the alternative channel front, our disbursement volume stood at 14.9% in 2022 (versus 8.6% in 2021 and 5.6% in 2020). Finally, our relationship managers’ focus on excellence is reflected in the resilience of the volumes disbursed through traditional channels, where disbursements hit an all-time high in 2022 despite a drop in the number of relationship managers and a context marred by social protests.

Thanks to the advances generated by these enablers, in 2022 we achieved a substantive improvement in our efficiency ratio, which stood at 51.3% (-410bps). Finally, the number of people financially included by Mibanco in 2022 totaled 72 thousand.

3.	Insurance and Pensions

Grupo Pacífico – Top 2 in net earned premiums in the Peruvian insurance market

Grupo Pacífico is a leading institution in the Peruvian insurance system. The company has two businesses to attend to different fronts of its market: Life and P&C. In 2015, Grupo Pacífico entered into a joint venture with Banmédica to participate as equal partners in the health insurance and medical service lines. This venture covers private health insurance (Medical Assistance), which is managed by Pacífico Seguros (and reported within the P&C business), corporate health insurance for employees (EPS insurance) and medical service subsidiaries (clinics, laboratories, oncological centers). Under this alliance, Grupo Pacífico transferred control of EPS insurance and of the medical service subsidiaries to Banmédica. Consequently, the EPS and medical services lines are not consolidated within Grupo Pacífico for accounting purposes and are reported as an investment in associates.

●	2nd in net earned premiums with S/ 2,881 million in the Peruvian insurance market.

Pacífico Seguro’s purpose is to “Protect people’s happiness.” The insurer has three north stars, which guide its journey. These are: (i) Increasing our sales so that clients can be protected; this entails developing new products and own channels and leveraging the power of Credicorp’s channels, (ii) Achieving the highest NPS in the market by surprising our clients with an extraordinary experience and placing them at the center of everything we do, and (iii) Continuing as market leader for efficiency to offer the best protection to our clients through the value that we create for our stakeholders.

At Pacífico Seguros, we work to develop our internal capacities, which we denominate enablers, to ensure we follow our north stars. These enablers are: (i) Agility and (ii) Data Analytics. On the Agility front, we have completed our “Agile at Scale” and 36% of our employees work through our agile operating model. On the Data Analysis front, we have begun implementing our Target Operating Model to ensure that analytics efforts are developed jointly with our commercial teams.

Thanks to our transformation initiatives, premiums generated through digital channels rose 56% compared to 2021. Additionally, our application Mi Espacio Pacífico reported 56% growth in the number of users.

Prima AFP – Second most important actor in the Pension business in Peru

This company is a private pension fund manager, which was chartered in 2005. It ranks 2nd place in funds under management with a total of S/ 31,850 million and an MS of 30.1%. Prima AFP’s purpose is to “Guide and accompany people in their progress.”

4.	Investment Banking and Wealth Management

Credicorp Capital

Credicorp Capital aspires to be the financial advisory and services company of choice in the region and seeks to employ the best talent. The company conducts operations in Peru, Colombia, Chile and the United States through five business units: (i) Asset Management, (ii) Capital Markets, (iii) Corporate Finance, (iv) Wealth Management and (v) Fiduciary Businesses.

ASB Bank Corp

ASB is our banking platform in Panama. Its balance backs Credicorp Capital’s Wealth Manager and Corporate Finance businesses. ASB also acts as a platform for some of strategies of the trading business in the Capital Markets.

In the Investment Banking and Wealth Management business, we are in the final stage of a comprehensive review of our strategy. We seek to focus on developing businesses that provide growth opportunities in the current regional context.

●	Assets under management for more than S/ 124 billion (includes ASB and Credicorp Capital)

Chapter 3

Economic Environment

A. Growth

Source: INEI, BCRP.

In 2022, GDP rose around 2.7%. Private consumption increased 4.4%1, sustained by the normalization in household expenses after the pandemic; a recovery in employment; and withdrawals from Severance Indemnity Accounts (CTS) and Pension Funds. Private investment remained at similar levels compared to last year. At the sectorial level, the most dynamic sectors were services (3.4%), commercial (3.3%) and non-primary manufacturing (2.3%), which reflects an expansion in private consumption and a return to pre-pandemic activity levels. Nevertheless, the primary sectors fell around 0.5%, driven by a contraction in mining (-0.2%), primary manufacturing (-2.9%) and fishing (-13.7%).

1 Estimate

B. Inflation

Source: INEI.

Interannual inflation stood at 8.5% in 2022, which represented a record high for the past 26 years. This was driven by higher international oil prices (WTI average 2022: +39% vs 2021) and agricultural commodities (wheat +28% and corn: +19%), accompanied by interruptions in the global supply chains, which led to product scarcity and delays in deliveries, which impacted negatively goods prices. In this context, inflation stood above BCRP’s target range of 1% to 3% for second consecutive year. Core inflation, which excludes food and energy, stood at 5.6% at the end of 2022, close to its maximum reported for last 22 years.

C. Reference Rate

Source: BCRP.

BCRP’s reference rate rose from 2.50% at the end of 2021 to 7.50% at the end of 2022 and reached a historic high. During the first eight months of the year, the regulatory entity raised its rate 50 bps per month until September, the rest of the year the monthly raise fell to 25 pbs.

Rising reference rates are currently a global phenomenon, affecting both developed and emerging countries. The objective of Central Banks is to anchor future inflation expectations in a context marked by observed inflation rates that are the highest in decades and well above the targets set by these monetary entities.

D. Public finance and the external sector

Source: BCRP.

The fiscal deficit in 2022 stood at 1.6% of GDP versus 2.5 % of GDP at the end of 2021. This reduction was attributable, to a large extent, to the fact that fiscal income was up (12.7%) while current expenditures were down (0.9%), which reflected a drop in COVID-related expenditures. Over the same period, expenses in gross capital formation, related to public investments, grew 19.1%.

Public debt represented 34.4% of GDP at the end of 3Q22, versus 35.9% at the end of 2021. In terms of the country’s credit rating, in October 2022, Fitch Rating1 revised Peru’s outlook downward from stable to negative but maintained the country’s BBB rating as a foreign currency issuer. In December 2022, S&P2 followed suit and reduced Peru’s outlook from stable to negative but maintained its long-term foreign currency rating at BBB. At year-end, a context marked but stagnation on the political front and elevated tensions between the Executive Branch threatened to weaken the government’s capacity to implement timely policies.

The current account deficit is expected to stand at 5.0% of GDP in 2022 versus 2.3% of GDP at the end of 2021. Growth in this line is primarily attributable to a reduction in the trade surplus, which fell from USD 14.8 billion in 2021 to USD 9.5 mil million in 2022 (imports rose 16.4% due to an uptick in prices for oil and agricultural products while exports rose 4.1% during this period). The increase registered for the current account deficit was primarily attributable to growth in the service balance deficit, which was driven by high international shipping costs; an uptick in Peruvian residents’ trips abroad; and the fact that international tourism to the country remained below pre-COVID levels.

E. Exchange rate

Source: BCRP.

The exchange rate stood at S/ 3.81 at the end of 2022, which reflected appreciation of 4.1% with regard to the print at the end of 2021. Among Latam’s currencies, the Sol appreciated the most against the dollar, followed by the Brazilian real and Mexican peso, which appreciated 5.1% and 5.0% respectively. The Chilean peso remained stable (0.1%) over the same period while the Colombian peso fell almost 20%. These variations took place in a year in which the US Dollar hit its highest level in two decades, driven by Fed’s upward interest rate cycle.

Throughout the year, the Peruvian sol fluctuated between a low of 3.63 at the beginning of April and a high of 4.00 at the end of October. A historic high of 4.14 was reached in October 2021. Political events in December 2022 (the coup attempt by Pedro Castillo, his subsequent impeachment by Congress and the swearing in of Dina Boluarte as the new president of Peru) had a limited impact on the exchange rate.

In 2022, BCRP made spot sales for US$ 1.2 mil million; intervention was concentrated in the first half of the year. This contrasts with the record sales reported in 2021 of US$ 11.6 billion. BCRP’s stock of FX swaps remained relatively stable and closed the year at S/ 38.1 billion (S/ 37.8 billion in 2021).

Finally, net international reserves closed 2022 at US$ 71,883 million versus US$ 78,495 million in 2021, which represented 30% of GDP.

The exchange rate stood at S/ 3.81 per US Dollar at the end of 2022 and reached a record high of S/ 4.00 in October.

1 For more information, see the respective 6K filing.

2 For more information, see the respective 6K filing.

Chapter 4

Economic and Financial Performance

Material Topic: Economic and Financial Performance

GRI 3-3, 201-1

SASB FN-CB-000-B, FN-CB-410-a.1

Pillar 1

Business sustainability at Credicorp depends, to a large extent, on the positive impacts that our companies generate for stakeholders and society over time. Credicorp’s LOBs are key drivers in the markets in which they participate, and the organization plays a fundamental role in adequately transferring, for example, resources generated by savings accounts to financing and investment efforts, which in turn generate value for society and promote economic development. On the insurance and pension fronts, we work to ensure our clients’ wellbeing today and down the line with products that protect and grow their assets.

In the material analysis performed, Economic and Financial Performance were ranked among the primary material issues for both Credicorp and its stakeholders. Given the relevance of this issue, the following chapter provides details on the holding’s financial evolution and the economic contribution that the Group generates, whose benefits are transferred to society through multiple venues.

Economic Value Generated and Distributed

Credicorp generates economic value through its operations, financial income and other income, which are distributed among different stakeholders and the society. In 2022, the economic value generated was S/ 20,120 million, which represents 20% more than in 2021. This value is distributed as follows:

Finally, the economic value retained by Credicorp amounted to S/ 4,243 million at the end of 2022.

Financial Performance - Despite an adverse environment, we closed 2022 with solid results

Net income (attributable to Credicorp)	NPL Ratio	Cost of Risk
S/ 4,633.1 million (vs S/ 3,584.6 million in 2021)	5.4% (vs 5.0% in 2021)	1.22% (vs 0.82% in 2021)

In 2022, Credicorp registered net income of S/4,633.1 million, which translated into an ROE and ROA of 16.7% and 1.95, respectively. These results reflected the fact that the company has absorbed the negative impacts generated by the pandemic. The year 2022 was turbulent and the environment was adverse on the political, social and economic fronts. Nonetheless, Credicorp’s adequate liquidity and capitalization, coupled with prudent risk management and good portfolio quality, positioned the company to weather the storm and emerge stronger, with resources and capacities intact to continue strengthening our strategy and advancing different initiatives.

Higher net earnings were primarily attributable to growth in net interest income, which rose 23.1% in a context of rising interest rates. The recovery of our insurance underwriting result also contributed as it returned to positive terrain this year, in line with the normalization in claims levels post-pandemic. These dynamics were partially offset by growth in operating expenses and in provisions for loan losses, net recoveries.

Assets and Loans: The loan portfolio evolved positively in a context of economic reactivation

At the end of 2022, Credicorp’s assets reported a drop of 3.3% with regard to the figure at the end of 2021. This evolution was driven by a decline in interest-bearing Due from Banks (depicted in the figure under “Other interest earning assets”) and a decrease in Investments. These dynamics respond to a drop in liquidity across the financial system due to amortizations of loans granted during the pandemic under the Government Programs (“GP”) Reactiva Peru and FAE-Mype. It is important to note that the Loan balance grew 0.7%, which led to an increase in the share of loans in Total Assets, which rose from 60.3% to 62.8%. The aforementioned dynamics, coupled with a contraction in the Peruvian Government Program Loans (GP) balances, led the composition of Interest Earning Assets (IEA) to tilt favorably toward higher yields.

Loans
Total loans in quarter-end balances rose 0.7% with regard to 2021 while structural loans1 increased 7.9%. This growth was partially offset by the evolution of the exchange rate. If we exclude this effect, total loans rose 2.3% and structural loans, 9.7%.

1 Excludes from total loans the loans granted to clients through the Government Programs Reactiva Peru y FAE-Mype.

The positive evolution of structural loans was in line with post-pandemic economic recovery across portfolios and in Retail Banking and Microfinance in particular. Loans granted under GP registered a 49.1% reduction in their balances to represent only 6.4% of total loans at the end of the period (vs. 12.6% at the end of 2021).

Loans by industry

(Year-end balances)

Industry	Loans(%)
Commerce	18.7%
Manufacturing	16.2%
Mortgage loans	15.9%
Consumer loans	12.8%
Real Estate and leasing	7.2%
Community services	4.6%
Communications, werehousing and transport	4.6%
Agriculture	3.5%
Mining	2.7%
Electricity, Gas and Water	3.4%
Construction	2.6%
Financial Brokering	2.9%
Restaurant & Hotels	1.9%
Education, Health and Others	1.2%
Others	1.8%
Total loans	100.0%

Investment Portfolio

Total investments fell 7.2% in 2022 after certificates of deposit matured and were not renewed to offset the drop registered in liquid resources. Lower liquidity levels were seen across the system, and reflected the fact that clients used resources to amortize their GP loans.

Other Interest-Earning Assets

Other interest-earning assets fell 18.2% in 2022, which was driven primarily by the evolution of Due from Banks which fell 17.0% over the year. This evolution was in turn spurred by a drop in the financial system’s liquidity, which reflected clients’ decisions to utilize resources to amortize GP loans and the fact that BCRP instituted a contractionary monetary policy to contain inflation pressures.

Competitive Funding Structure

In 2022, total funding at Credicorp fell 5.3%. This decline was driven mainly by a contraction in BCRP instruments (-42.6%), which reflects amortization of GP loans. The drop in demand deposits (-17.3%) and savings deposits (-3.8%) also contributed to this evolution. It is important to note that a significant portion of funds migrated from low-cost deposits (demand and savings) to time deposits (+33.0%) in a context of rising interest rates. Additionally, Severance Indemnity deposits dropped (4.8%), in line with a loosening of restrictions on withdrawals for this type of account.

Due to banks and correspondents rose 23.9%, mainly through BCP Stand-alone, which took a Club Deal for US$ 250 million, which led the level of Due to foreign financial institutions to rise. Due to banks and correspondents at Mibanco also contributed to this dynamic. Finally, Bonds and Issued Notes fell 0.4%.

In this context, Credicorp’s cost of funding rose 1.83% in 2022, which represented an increase of 54bps with regard to last year. This evolution reflected rising interest rates and fund migration from low-cost deposits to time deposits. The fact that the company has a broad base for transactional deposits (demand, savings), allowed us to offset the increase in the cost of funding in a rising interest rate environment.

NIM grew due to our effective management of pricing in a context of rising rates. The shift to a higher-yield asset structure and a competitive funding structure contributed to improving this result

Net interest income, which is the most important component of income, rose 26.7% in 2022. This growth was driven mainly by the uptick in market rates in 2022, which impacted the yield on IEAs. Additionally, the shift to a higher-yield asset structure, which reflected growth in structural loans, favorably impacted this result.

Interest expenses rose 40.2%, driven by growth in market rates, which subsequently impacted the cost of funding. Additionally, fund migration from low-cost deposits to time deposits also drove an uptick in this result.

In this context, Net Interest Income (NII) rose 23.1% in 2022. The Net Interest Margin (NIM) stood at 5.07%, which reflects growth of 97 bps with regard to the level registered in 2021. The Risk-Adjusted Net Interest Margin increased 70 bps, rising from 3.57% in 2021 to 4.27% in 2022.

Cost of Risk on the way to normalizing

In 2022, provisions rose 49.4% with regard to last year, which primarily reflects the impact of a particularly low base in 2021.

Growth in provisions was primarily driven by Retail Banking at BCP Stand-alone, and by the Consumer and SME-Pyme segments in particular, as well as by Mibanco. In Consumer, the increase in provisions was attributable to the fact the clients’ payment behavior was negatively affected by an increase in inflation throughout the year and to a particularly low comparative base last year. In SME-Pyme, growth in provisions responds to an increase in disbursements to segments with higher risk but also subject to higher interest rates. Finally, the uptick in provisions at Mibanco was triggered by maturities of specific vintages disbursed in the second half of 2022, which generated a negative impact on projected default ratios.

In this context, the structural Cost of Risk (CofR) stood at 1.26% (compared to 0.99% in 2021). If we include the effects of Government Program Loans (GP), the CofR stands at 1.22% (compared to 0.82% last year).

With regard to delinquency ratios, the structural NPL ratio registered little variation and stood at 4.95%, 9 basis points above the closing print in 2021. This slight increase was primarily attributable to growth in refinanced loans. The NPL ratio for total loans registered an increase of +42 bps (rising from 4.99% to 5.41%). It is important to note that the Government Loan Portfolio is backed by government guarantees. In line with the aforementioned, the coverage ratio for structural NPLS stood at 112% in 2021, versus 132% in 2021. If we include GP loans, the coverage ratio for total NPLs stands at 98% (in comparison to 115% in 2021).

Growth in Other income reflects an uptick in transaction levels

In 2022, other income rose 3.6% with regard to 2021. This result was primarily driven by the positive evolution of Fee Income (+4.2%), which was mainly fueled by the banking business via an uptick in transactions. The increase in the Net gain on FX transactions was sizeable (+17.5%) and reflects an upturn in volatility. Other Non-core income fell significantly, primarily due to a drop in gains on speculative derivatives.

The Insurance Underwriting Result returned to positive terrain due to improvements in the sanitary situation

The insurance underwriting result returned to positive terrain after claims returned to more normal levels in the Life business. Growth in Net earned premiums in both Life and P&C also drove this result. The increase in Net earned premiums in Life was primarily attributable to an uptick in Group Life, D&S and Credit Life while growth in P&C was mainly driven by products in Personal Lines and Medical Assistance. The aforementioned dynamics were partially offset by slight growth in claims in P&C.

Positive evolution of the efficiency ratio, which allows us to step up the pace of investments to bolster our competitiveness

Operating income this year rose 15.1%, which was mainly driven by an uptick in Net interest income in a context marked by rising rate and growth in structural loan volumes. Operating expenses rose 11.4%, which was primarily spurred by growth in Administrative and General Expenses (+18.7%) and by an increase in Salaries and Employee benefits (+10.5%). Within Administrative and General Expenses, an uptick was reported for expenses for IT and system outsourcing, in line with the Group’s transformation strategy and disruptive strategy, and for expenses for advertising and fidelity programs.

In the aforementioned context, the efficiency ratio improved 150 bps YoY to stand at 44.4% at year-end.

Our solid solvency level sustains our strategic initiatives

Credicorp’s regulatory capital ratio was 1.35 times higher than the requirement set by the regulatory entity. This level represented a slight drop of 0.18 with regard to 2021. This evolution was driven mainly by growth in regulatory capital requirements in our banking businesses to cover loan growth.

The Common Equity Tier 1 (CET1) stood at 12.5% at BCP Stand-alone and at Mibanco, 16.5%.

It is important to note that the increase (+68bps) in the CET1 ratio at BCP Stand-alone primarily reflected a 45% growth in accumulated earnings. Finally, the CET1 at Mibanco reported growth of 122 pbs. This reflected an increase in retained earnings, which returned to positive terrain.

Chapter 5

Risk Management

Material Topic Integral Risk Management, Data Privacy

GRI 3-3, 418-1

SASB FN-CB-230-a.2, FN-CB-550-a.2

Pillars 1 and 2

Risk management is of utmost importance to all companies and to the financial industry in particular, where interaction between institutions and other market agents is intense. In this context, systemic risk is high. Financial companies must safeguard the security of their clients and resources by adeptly managing their balances and ensuring that an adequate capital base is in place in case unexpected events arise. Credicorp is equipped with frameworks and processes that implement comprehensive risk management via effective monitoring, assessment, and treatment of its risks and those of its subsidiaries. The Group is aware that risk management plays a key role on multiple fronts, and, similar to other stakeholder groups, listed this issue on the top of its materiality list in 2022. This chapter provides details on our corporate vision, financial risk management, ESG risks and non-financial risks as well as of our management of capital.

I. Corporate Vision

Corporate Principles

Risk management constitutes a fundamental pillar in Credicorp’s strategy to ensure adequate business development. For this purpose, we have defined six corporate principles to guide risk management in the organization:

1.	Commitment of executive management

2.	Independence of risk functions

3.	Sufficiency and quality of resources for risk management

4.	Measure of performance based on the risk assumed

5.	Follow-up and validation

6.	Compliance with Credicorp’s Code of Ethics

Risk Culture

Risk assessment at Credicorp is conducted by specialized personnel with adequate knowledge of processes to identify, assess, measure, treat and control risks. To consolidate a risk culture that is aligned with best practices in the industry, we employ periodic programs and offer ad-hoc courses for different risk teams and the entire organization.

In the second half of 2022, the remote model of work, which was prevalent during the pandemic, shifted toward a hybrid model. This new work modality implies latent risks for cybersecurity. As such, and as part of our risk culture, we continue to roll out awareness programs as we prepare Credicorp’s employees to recognize through and follow protocols for response.

Appetite for Risk

Appetite for risk refers to the maximum amount of relevant risk that we are willing to assume and can withstand to achieve our business objectives; this entails establishing the maximum deviations that we consider acceptable.

The main objective is to develop a risk profile that reflects the Board’s expectations, which is manifested in six strategic pillars: (i) solvency, (ii) liquidity, (iii) profit and growth, (iv) stability of results, (v) balance sheet structure and (vi) cybersecurity risks. These six pillars are supported by a taxonomy of risk that allows us to monitor our risk profile qualitatively and quantitatively.

The appetite for risk is composed of the following elements:

●	Statement of the risk appetite: define the general principles and qualitative declarations that guide the group’s risk strategy, which also serves as inputs to define the target risk profile.

●	Metric dashboard: define the levels of risk exposure across our six strategic pillars through several metrics.

●	Limits: seek to ensure that risk-taking is within the tolerance level established across business units’ roles and responsibilities.

The appetite for risk is integrated in the processes for strategic and capital guidelines as well as in the process to define the budget. This facilitates strategic decision making throughout the organization.

Corporate governance of risk management

Credicorp’s Board has the power to make decisions about the overall focus of risk management at Credicorp Ltd., which includes approving its appetite for risk. The board is also informed about the level of compliance with the appetite for risk, levels of risk exposure, and improvements in the comprehensive management of Grupo Crédito S.A. and Credicorp’s other subsidiaries.

The Board of Grupo Crédito S.A. has the authority to make decisions applicable to Credicorp’s subsidiaries, including those related to risk management, such as approving the appetite for risk at Credicorp’s subsidiaries.

The same individuals sit on the Board (and the Committees) of Credicorp and Grupo Crédito S.A. and the management structure of both companies has been aligned.

Credicorp’s Risk Committee

This committee represents Credicorp’s Board and proposes levels of appetite for risk for Credicorp Ltd. The committee acknowledge the level of compliance with the appetite for risk and the level of exposure assumed by Grupo Crédito and Credicorp’s subsidiaries and oversees relevant improvements in comprehensive risk management at these entities.

Grupo Crédito Risk Committee

This committee represents Grupo Crédito’s Board in decision-making processes relative to risk management at Grupo Crédito and Credicorp’s subsidiaries. Additionally, the committee presents proposals to the Board of Grupo Crédito to set levels of appetite for risk for the group’s businesses. The Committee defines the strategies that will be used to adequately manage different types of risk; supervise the appetite for risk; and determine the principles, policies, and general limits to which Grupo Credicorp and Credicorp’s subsidiaries will be subject.

In addition to efficiently managing all types of risk, the Risk Committee of Grupo Crédito is supported by the following committees, which report changes and relevant concerns regarding risk management on a periodic basis:

●	Credit Committee

●	Country Risk Committee

●	Corporate Wholesale Risk Committee

●	Corporate Retail Risk Committee

●	Operating Risk Methodology Committee

●	Corporate Risk Model Committee

●	Corporate Committee for Market, Structural, Trading and Liquidity Risk

Central Division for Risk Management at Credicorp

The Central Division for Risk Management at Credicorp (led by the Chief Risk Officer at Credicorp) informs the Risk Committee at Credicorp about the level of compliance with the appetite for risk and regarding the level of exposure assumed by Grupo Crédito and Credicorp’s subsidiaries. This division inform the relevant improvements related to the integral risk management of Grupo Crédito and Credicorp’s subsidiaries. It also proposes levels of appetite for risk for Credicorp Ltd.

Central Division for Risk Management at Grupo Crédito

The Central Division for Risk Management at Grupo Crédito (led by the Chief Risk Officer at Grupo Crédito) is responsible for implementing the policies, procedures, methodologies and actions used to identify, measure, monitor, mitigate, report and control the different risks to which the Grupo Crédito and Credicorp’s subsidiaries are exposed. The division is also responsible for participating in efforts to design strategic plans for the business units to ensure that they are aligned with the risk parameters approved by Grupo Crédito’s Board. The division disseminates the importance of adequate risk management and defines the role each of the units must play in identifying risk in a timely manner and in determining actions to be taken.

Corporate Policies

Corporate policies for risk management determine the roles and responsibilities for managing our main risks. We have a framework policy that guides this management and also have specific policies for the most relevant risks. It is important to note that each company in the Group possesses particular characteristics (such as size and the complexity of their operations), which are taken into consideration when each policy is developed and implemented.

Corporate Programs

In 2022, we continued work to launch the corporate program Credicorp Way 2.0, whose objective is to strengthen corporate governance of risk at all of the Group’s companies. This year, the following achievements were noteworthy:

Risk OKRs were set for the corporation. These OKRs have been launched, managed and updated according to the governance scheme established and approved in the respective instances. This has helped align and focus the corporation’s main priorities and creates a better match between the incentives provided to Credicorp’s management and the corporation’s objectives and appetite for risk.

The corporate governance scheme was strengthened at all of the Group’s companies and at different levels, (a) at the corporate level, corporate committees were complemented with the creation of a Corporate Committee for Market, Structural, Trading and Liquidity Risk (b) at the subsidiary level, each company implemented specialized tactical committees that specialize in credit risk, model risk and technological risk, and (c) at the operating level, monthly follow-up meetings were implemented with each of the Group’s companies to review the situation and plans of action for the different risks managed.

We complete the corporation’s scheme for risk appetite management with the incorporation of Krealo’s appetite dashboard and a governance scheme approved by Grupo Crédito Risk Committee.

Over the last two years, a high level of alignment, management and follow-up of the corporation’s main risks has been achieved. Additionally, Credicorp has aligned all of its companies with its standards and developed a fluid exchange of best practices and lessons learned that contribute to improving the Group’s risk management.

II. Financial Risks

Credit Risk

Loans, provisions and coverage

Credit risk is the most significant risk for our activities and is defined as the probability of suffering losses due to debt repayment problems relative to borrowers or to counterparties in exposures assumed off and on the balance sheets.

At the end of December 2022, the balance of direct and indirect loans was S/168,118 million1, which represented decrease of 0.7% with regard to the level reported in December 2021. Provisions for loan losses2 totaled S/8,531 million. In this context, at the end of December 2022, the coverage ratio3 was situated at 5.07%, versus 5.36 % at the end of December 2021.

Loans, provisions and the Credicorp’s coverage ratio by subsidiary

Company	Direct and Indirect Loans		Provisions		Coverage Ratio
	2021	2022	2021	2022	2021	2022
BCP and branches	141,353	140,215	7,345	7,026	5.20%	5.01%
Mibanco	13,422	13,966	1,146	998	8.54%	7.15%
BCP Bolivia	10,792	10,274	477	433	4.42%	4.21%
ASB	2,589	2,362	0	0	0.00%	0.00%
Mibanco Colombia	1,059	1,205	91	66	8.59%	5.48%
Other	116	96	12	8	10.34%	8.33%
Total	169,331	168,118	9,071	8,531	5.36%	5.07%
Figures in S/ millions.
Source: Corporate Accounting.

1 Direct and indirect loans include contingent accounts for guarantees, performance bonds and letters of credit. This does not include accrued interest.

2 Provisions are calculated under IFRS 9 and include provisions for contingent accounts for guarantees, performance bonds and letters of credit.

3 The coverage ratio is equal to the provisions divided by direct and indirect loans.

Credit Process

A)    Wholesale Banking

Underwriting:

The Group has policies to approve transactions that are subject to credit risk. These policies are based on conservative criteria, which are applied to common structures in each of the Group’s companies. Analysis focuses primarily on the client’s capacity to generate sufficient resources to reimburse the company, within the time frames stipulated in agreements, for the principal of the loan and its respective interest.

Risk assessments are conducted periodically at the client or economic group levels. In particular, we analyze the client’s financial situation and payment capacity. Assessments are supported by standardized processes, which are in turn supported by rating models that calculate the probabilities of default to be used to approve credit lines and control portfolio quality.

In 2022, Credicorp began a project to renew the technology utilized in its credit process and replaced the tools it had been using for credit assessment and approval. Thanks to the functional improvements generated by this project, the process to assess the financial situation of clients will make the service flow more efficient and improve risk analysis.

A process to build a Dashboard of Guarantees was launched this year, which will provide a series of indicators to improve monitoring of the guarantees that back our loans. This helps ensure that we follow the guidelines that govern risk metrics, process efficiency and client experience.

Follow-up:

The Group has implemented a follow-up process to maintain the portfolio’s quality. Levels of credit deterioration are assigned through this process and specific corrective actions are taken for each case.

To maintain an adequate level of portfolio risk, we identify client risk in a timely manner by using a system of preventive alerts, which assign levels of deterioration and implement corrective actions on a case-by-case basis.

In 2022, Credicorp monitored and updated the risk level of economic sectors and clients that are potentially impacted by i) the conflict between Russia and the Ukraine, ii) the economic juncture in Peru and in the other countries in which we operate (complications with the supply chain, delays, less availability of and increases in the prices of imported goods, inflation, others), and iii) rising interest rates. As a complement to the current system of alerts, at the end of 2022, we finalized work to develop the anticipated alert model, whose objective is to anticipate deterioration of clients by 6 to 9 months. This model prioritizes transactional information and will be launched in 2023.

Monitoring reports on portfolios are conducted every quarter to give management and governance bodies an updated view of the risk of each portfolio.

Recovery:

The main objective of the recovery process is to normalize clients’ situations. If this is not possible, we opt to maximize debt recovery. Along these lines, we have worked on improving processes to provide more personalized services to our clients.

To meet our objective, the companies in the Group restructure the payment conditions for clients that are experiencing economic deterioration. Additionally, legal processes are executed to recover guarantees and processes to recover overdue loans or negotiations to execute the sale of corresponding guarantees or dations in payment. In 2022, we improved our processes to efficiently manage delinquent loans backed by state guarantees under the government programs.

B)    Retail Banking

Underwriting:

The processes for acceptance and portfolio management of the main portfolios are conducted with scoring and rating models, whose probabilities of default are used for loan assessment. These acceptance models, coupled with norms for loan issuance, are defined by the risk units in accordance with the guidelines approved by the different risk committees of the Group’s companies.

In 2022, improvements were made to underwriting scoring models to reflect variations in risk post-pandemic. Through on-going follow-up of payment behavior models, the Group found that the adjustments made to the model at the height of COVID in 2020 were no longer necessary, and as such, were subsequently deactivated. Efforts were made to make our acceptance scores more robust and calibrations relative to the impact of early delinquency were incorporated, which were identified through (i) an increase in the size of the data universe and (ii) incorporation of macroeconomic variables such as inflation.

Follow-up:

We continue to use behavioral models in the Group, which allow us to group clients by levels of risk. Based on the risks found, preventive and corrective actions are executed. Additionally, we conduct follow-up on the portfolio through delinquency indicators for the portfolio, origination, profitability and expected loss.

In 2022, we continue work to make our behavior scores more robust. These tools have allowed the Group to (i) identify early alerts, (ii) understand the profile of vulnerable sub-segments or of those that may begin to show signs of vulnerability and (iii) manage actions for pre-delinquency. Follow-up schemes have facilitated the timely assessment of the performance of our models and provided a basis to make adjustments that reflect behavior in different tranches of delinquency, including early delinquency by key product and segment. Additionally, adjustments were made to models for inflation to prudently address price volatility.

The risk strategy during the final leg of the pandemic has allowed us to manage the portfolio by mitigating delinquency levels through a more extensive, exhaustive and robust vision.

Recovery:

In 2022, the Group fine-tuned the alignment between its Risk Management, Retail Banking Risk and Payment Solutions teams. This dynamic has allowed Credicorp to respond quickly and propose comprehensive plans for action: we recognize risk, adjust guidelines and set differentiated strategies into motion for portfolios showing distress.

Credicorp has increased recovery levels thanks to the implementation of best practices in all stages of delinquency while focusing on client and employee experiences.

The objective is to engage in pre-delinquency monitoring and preventive intelligence, which helps prioritize clients that are facing more distress and improves efficiency.

Models and methodologies for credit risk management

Statistical models constitute a fundamental part of our credit risk management strategy. As such, the Models and Methodologies Area for Risk Management (MMGR) at BCP provides support to build, adjust and/or calibrate models to manage our companies’ credit risks. This area is in charge of providing governance guidelines for credit risk models and overseeing their correct application within the group.

In 2022, with the results of on-going modeling of models, calibration was conducted with early metrics of payment behavior. In parallel, at the portfolio level, the assumptions introduced during the pandemic were discarded and the Group returned to analytical normality. At year-end an additional dimension was introduced in the models to better capture the impact of macroeconomic deterioration.

Additionally, we continued to use alternative sources of information in risk models in both the SME-Pyme and individuals segments.

D. Market Risk

We separate market risk into two groups: (i) exposure that arises from a fluctuation in the market value of the positions acquired, which are primarily registered in the fair value through profit and loss investments (Trading Book) and ii) exposure that arises due to a fluctuation in the value of asset and liability and the matching of structural positions registered at amortized cost and in the fair value through other comprehensive income portfolio (Banking Book).

Trading Book

To manage the trading book, Credicorp applies the VaR (Value at Risk) methodology to its trading portfolio to calculate the market risk of the main positions taken and to determine the maximum loss expected based on a series of assumptions that cover a variety of changes in market conditions. The daily measurement of VaR is a statistical estimate of the potential maximum loss on the current portfolio based on adverse movements in the market and with a confidence level of 99%.

The time horizon to measure the VaR is one day. The one-day VaR is also expanded to 10 days by multiplying the daily level by to square root of 10.

VaR 10d at Credicorp by risk type

Risk type	2021	2022
Interest rate risk	35,721	74,343
Price risk	4,637	5,219
Volatility risk	2,662	2,032
Diversification effect	(4,916)	(7,347)
VaR consolidated by risk type	38,104	74,247
Figures in S/ thousands.

The VaR calculation does not include the effects of the exchange rate, given that these effects are measured in the sensibility of the net monetary position.

The VaR registered an increase as of December 31, 2022, due to a higher interest rate risk which, in turn, was attributable to our higher exposure of fixed income instruments from the Colombian market. The VaR remained within the limits of the risk appetite set by Risk Department at each subsidiary.

The risk management for the Trading Book is accompanied by the use of indicators for stressed VaR and economic capital, which reflect the trading portfolio’s exposure to extreme movements in the risk factors to which it is subject. These indicators have a structure for limits and autonomies for each of the Group’s companies, which depends on the size of the positions and/or volatility of the risk factors contemplated for each financial instrument. The structure is, in turn, calculated based on the appetite for risk. On a regular basis, reports are prepared for Credicorp’s Risk Committee and for management at each of the Group’s companies. There is also a limit for the appetite for risk associated with the Trading Book at Credicorp, which is monitored and subsequently communicated to the Corporate Committee for Market, Structural, Trading and Liquidity Risk

Exchange rate risk is measured through the sensitivity of each foreign exchange position which affects the consolidated results or other comprehensive income (the calculation considers the foreign exchange position in dollars given that the position in other currencies is not significant). The market risk unit at each subsidiary monitor and controls each foreign exchange position and the exchange rate risk derived from the same.

In terms of the limits on the foreign exchange position, each of the subsidiaries sets its limits for subsequent approval by their risk committees. The strategies for foreign exchange rate management are contained in the portfolios of the Trading Book and consume the limits defined for each.

There is also a limit for Credicorp’s global exchange position in foreign currency, with is monitored and subsequently communicated to the Credicorp’s Risk Committee.

In 2022, we continued with our sensitivity analysis and stress tests to anticipate potential losses and generate plans of action for mitigation.

Banking Book

Banking book management at Credicorp covers the identification, measurement, evaluation, control and monitoring of Liquidity Risk and Structural Risk relative to the Interest Rate.

Liquidity Risk is defined as an inability to pay or refinance obligations that have been previously agreed on to maturity due to situations of mismatching of assets and liabilities, and the inability to liquidate investment positions that are subject to Price Risk, without generating adverse changes in the value of these positions.

Each of Credicorp’s subsidiaries manages liquidity risk according to corporate indicators:

●	Internal Liquidity Coverage Ratio (LCR), which measures liquidity risk for periods of 15, 30 and 60 days. This ratio is calculated by currency and by scenario (Systemic and Specific).

●	Internal Net Stable Funding Ratio (NSFR), which measures structural liquidity risk for periods over one year. This indicator ensures that a bank is financed by stable funding.

Additionally, we follow up on the liquidity gap, which provides a picture of the liquidity status within a specific gap.

These indicators have structures that contemplate limits and autonomies for each of the subsidiaries, which are subsequently included in the companies’ contingency plans for liquidity. At the Credicorp level, there are limits for risk appetite incorporated in these indicators, which are monitored and communicated to the Risk Committees.

In 2022, after central banks moved to gradually suspend measures to stimulate liquidity, on-going assessments of the sufficiency of liquid assets were conducted to cover or mitigate contingencies that may stress the funding requirements of the Group’s companies.

Interest Rate Risk Management in the banking book monitors variations in the interest rate that can negatively affect anticipated gains or the market value of assets and liabilities in the balance book. Credicorp follows up on all products that are sensitive to interest rate variations through the Repricing Gap, which is a sensitivity analysis that uses the PaR (Profit at Risk) calculation methodology and NEV (Net Economic Value).

Interest rate risk management is complemented with calculations of Economic Capital for ALM, which contemplates adverse and extreme behavior in the interest rate curves that place stress on the financing and asset structure of each of Credicorp’s subsidiaries.

This year, on-going follow-up was conducted of interest rate simulation models and behavioral models for products in the Banking Book to capture significant changes in the market over the period. Efforts we made to ensure that exposure to interest rate risk, economic value and financial margin was in line with the risk appetite and with the organization’s strategy in the current context.

ESG Risks

In 2022, and to make the current ESG Risk framework more robust and the financing and investment levels, the following milestones were hit:

Appetite axis

●	At the Corporate level, the Group updated and approved a list of excluded activities with an ESG focus.

●	For financing, an initial qualitative approximation was made to drive loans in sectors with high positive environmental impact.

Environmental taxonomy axis

●   At the financing level, the Environmental Taxonomy was developed and approved. This instrument was developed with international standards to identify operations that can be considered sustainable.

Identification, Assessment and Treatment

●   At the financing level, ESG sectorial questionnaires were complemented and developed to identify the level of exposure and manage our clients in the face of these risks.

●   At the investment level, questionnaires on materiality and scoring that include ESG factors in the analysis of issuers were complemented and developed. The Policy for Climate Change, Relations Policy and Policy for Responsible Investment were modified to include ESG aspects in the assessment of investment assets and subsequently published.

For complete details on advances in ESG Risk, review the “Chapter 2. Environmental Management – Our ESG Risk Management” in the Sustainability Report.

Calculation of IFRS 9 provisions

The estimate of loan losses under IFRS 9 at Credicorp is the product of the following parameters: (i) probability of default (PD), (ii) loss given default (LGD) and (iii) exposure at the time of default (EAD), discounted at the reporting date using the effective interest rate or an approximation of the same. This also takes into consideration information on current conditions as well as projections of future macroeconomic events and conditions in three scenarios (base, optimistic and pessimistic), which are weighted to obtained expected loss.

The Models and Methodologies Area for Risk Management, Internal Audit and External audit lauch methodological and processes validations to guarantee the adequate calculation of provisions.

In 2022, estimates were made of anticipated losses on the loan portfolios of all of our companies on a monthly basis. Additionally, we continued to take final steps to launch the strategic tool IFRS 9, which will come into effect in the first few months of 2023. This new platform for calculation allows us to quickly execute and simulate different methodological changes as we work to make our security front more robust and mitigate exposure to non-financial risks.

Additionally, work continues to calibrate internal models for credit risk:

●    PD Models: we continued to conduct follow-up on the performance of PD models and have implemented the calibrations needed to ensure adequate measurement of credit risk across portfolios.

●   LGD models: In 2020, an estimate was made of the pandemic’s impact on the LGD of refinanced loans in Retail Banking. In 2022, we calibrated this parameter with data that includes the behavior observed during the pandemic. Additionally, for retail NLP loans backed by mortgage guarantees, we calibrated the estimate of the recovery rate to reflect the coverage of the guarantee observed in the market.

Insurance Underwriting Risk

The main risk that Credicorp faces in terms of insurance contracts is that the real costs of claims and payments or the advent of the same differ from expectations. This risk is affected by claims frequency, the severity of claims, real compensation and the subsequent development of long-term claims. As such, the group’s objective is to guarantee that enough reserves are in place to cover these obligations.

Policy to set aside Underwriting Reserves

Credicorp permanently monitors the sufficiency of its reserves by taking measures when necessary to anticipate potential adverse results. The corporation hires independent and highly prestigious advisory firms that provide actuarial services. These companies are responsible for certifying the existence of adequate underwriting reserves at the companies that are part of Credicorp’s insurance group.

To protect the interests of our insured, and to comply with regulatory requirements, Credicorp monitors and measures the variables that may compromise the insurance group’s solvency and, as such, affect its capacity to honor its future obligations. As such, we quantify the impact that future strategic decisions may have on these indicators. The methodologies that are used to determine the reserve levels at the group’s insurance companies follow the guidelines set by current regulations.

In 2022, work focused on implementing operativity to adopt the new standard IFRS 17, which will come into effect in 2023.

Model Risk Management

The mission of the Area of Risk Model Management (ARM) at BCP is to manage the Group’s portfolio of models to minimize potential losses due to defects in construction, maintenance or use of the same.

In 2022, the level of alignment with the corporate rule for models of 75% to 85% rose, reflecting ongoing progress in improving control of risk models. In the ambit of model validation, standards were met throughout the models’ life cycle and a number of automations were developed to conduct some validations.

III. Non-financial Risks

Non-financial risk (NFR) is a broad term that is generally defined by exclusion, meaning that any risk that is different from traditional financial risks relate to the market, credit and liquidity. NFR can imply strategic, commercial and economic risk and/or risk of substantial reputational damage. NFR include the seven types of operating risks defined by the Basel Accords as well as other important risks such as technological, cybernetic, conduct, model, compliance, strategic and from third parties.

Non-financial Risk management has become challenging given the complexity added by rapid changes in technology; extensive automation of processes; more dependence on systems rather than people; and transformational processes such as business agility. These changes in the way that financial institutions do business have given way to new risk exposure, whether from attacks that affect the services of the Group’s companies, data theft or on-line fraud.

Operating Risk

Operating risks encompass losses due to inadequate processes, employee or IT errors, relationships with third parties or external events. These risks can produce financial losses and generate repercussions at the legal and regulatory level but exclude strategic and reputation risks. In this context, operating risks are grouped into internal fraud; external fraud; labor relations and occupational safety; relations with our clients; business products and practices; damage to material assets; business and system interruption; and errors relative to execution, delivery and management of processes.

We focused on operating risk on four fronts by establishing corporate guidelines and sharing methodologies and best practices with all of the Group’s companies:

●	Operating risk management: one of pillars of development is to develop an efficient risk culture. To accomplish this, we have a map of risks and process controls to monitor, prioritize and propose mitigating actions based on a previously established governance scheme.

●	Business continuity management: we have strategies to recover the resources that support the organization’s core products and services, which are based on best practices and regulatory requirements. The effectiveness of these strategies in measured periodically.

●	Information security management: conducted through a systemic process that is documented and known by the entire organization; based on best practices and regulatory requirements. We design and develop corporate guidelines with strategies that contemplate the availability, privacy and integrity of the organization’s information assets.

●	Risk transfer management: We rely on insurance policies to recover losses associated with operating risks that materialize. Our policies are both international and national and contemplate individual or corporate coverage for losses relative to incidents of fraud, third-party and professional liability, cybernetic risks, damages to the bank’s physical assets, among others. Policies are designed to cover the main operating risks at each subsidiary and are reflect the organization’s appetite for risk. The objective over time is to identify efficiencies at number policy cost level by working with Pacífico Seguros y Reaseguros and the largest reinsurance brokers in the international market.

In 2022, as part of the bank’s Crisis Management, protocols for response and strategies were developed, reviewed, updated and launched to handle different scenarios that may become crises and negatively impact the organization. The scenarios for which we are prepared and for which protocols are in place to ensure a timely and efficacious response: Cybersecurity, service interruption in channels and services, earthquake, pandemic, intensive rain, the El Nino Phenomenon, mass fraud, social upheaval and alternative communication in crisis.

Fraud and Security Management

The Corporate Security & Cybercrime Operations Center is in charge of actions to detect and respond to incidents of fraud and physical security. These tasks are developed by teams that specialize in transactional monitoring, research, cybercrime, physical/electronic security, disaster risk management and activities for strategic intelligence. These capacities are destined to safeguard the security of employees, clients, suppliers and the assets of the organizations. Complementarily, the Center provides support to the Group’s subsidiaries through the CREDICORP Way 2.0 program.

In 2022, the first stage of the Lynx project was launched, which entails applying improvements to monitoring with artificial intelligence and real time in channels such as Mobile Banking, E-Commerce and Home Banking. As a result, operating losses for fraud in digital channels fell by 66%. An initiative to automate alert management in the E-commerce channel was also rolled out.

On the physical security front, we continued developing the first phase of the project to adopt cutting-edge video surveillance at our main offices and at 24% of the branches. Additionally, strategic intelligence teams were consolidated to respond to new scenarios of social conflict and risks related to the current juncture.

Finally, on the research front, Digital Forensics LAB, concluded the Network Forensics project to facilitate automated control of risk scenarios involving internal fraud at the network level.

Cybersecurity

At Credicorp, we are aware that incidents of cybersecurity in the financial sector have grown exponentially in terms of frequency and damage to the reputation of organizations. Our clients’ trust is fundamental and as such, we prioritize strengthening our cybersecurity development and address this strategic front in all of our lines of business. The Group’s governance framework involves the entire organization, including employees, suppliers, Executive Management and the Board. The cybersecurity program is equipped with a plan of action to mitigate risks related to this front.

We educate our clients about cybernetic risks; constantly train our employees; increase the robustness of our processes; and consistently implement new technologies for phishing, malware, data leaks, distributed denial of service, among others.

Thanks to this cooperative effort, Credicorp experienced no successful cyberattack in 2022. Nevertheless, we remain alert to defend the Group form cyber threats by monitoring our network devices, applications and services and permanently evaluate the effectiveness of our controls. For more information about our Cybersecurity Management, see the chapter “3) Governance – Corporate Systems of Control and Management – Cybersecurity”

IV. Capital Management

Solvency Management

Credicorp actively manages the capital base to cover the risks that are inherent to its activities. The Group’s capital adequacy is monitored through, among other measures, the norms and ratios established by the regulator.

The objectives of capital management are:

●	Fulfill the requirements established for the risk appetite and those set by the regulators of the sectors where the group’s businesses operate.

●	Safeguard the capacity to continue operating to generate returns for shareholders.

●	Maintain a solid capital base to support the development of its activities.

At the end of December of 2022 and 2021, net equity at the companies dedicated to financial activities and insurance totaled approximately S/31,754.6 million and S/29,741.6 million respectively. Under local accounting, the Group’s effective equity exceed the minimum equity required by approximately S/8,157.0 million at the as of December 31, 2022 (approximately S/10,294.3 million as of December 31, 2021).

Our banking subsidiaries in Peru conduct regulatory stress tests on an annual basis. These stress tests are a set of procedures and routines that seek to simulate extreme scenarios that affect the institution to identify and assess vulnerabilities relative to the company’s solvency, income level and management in adverse macroeconomic and market scenarios.

The stress test includes potential crisis scenarios and identifies the areas that are most susceptible to the impact of stress and subsequently subject to risk mitigation actions. This procedure is aligned with the regulatory requirement (SBS N° 3780-2011), which must receive a report that assesses the financial solidness of the institution in both base and stress scenarios.

The stress process is multi-disciplinary and involves participants from areas throughout the organization, including Finance, Treasury, Economic Studies and Risks. First, the macroeconomic forecasts provided by the regulator are analyzed. Next, the impacts on the balance and results are estimated for a horizon of no less than three years. Subsequently, the Risk Management Committee and Board are informed of the results for their approval.

The results of this exercise are part of the Internal Capital Adequacy Assessment Process (ICAAP), whose main purpose is to assess if the institution will maintain adequate levels of capital in the event of a situation of stress.

Stress Tests play a fundamental role in measuring and analyzing the capacity of response in terms of solvency and provide feedback for decision making; assessment of business strategies; and evaluations of the framework to manage the appetite for risk.

Economic Capital

Economic capital represents the level of backing that a financial entity needs to protect itself from economic insolvency, which can be generated by unexpected shocks that adversely affect the value of assets and liabilities. Since 2011, Credicorp has used an economic capital model to preserve its target solvency levels in a sustained manner to maintain the organization’s international risk rating above scales equivalent to BBB+ and ensure the adequate risk-adjusted profitability.

Economic capital models work to complement the regulatory capital requirements and align with the industry’s best practices. As such, the main risks that each of the Group’s subsidiaries faces (credit risk, ALM risk, market risk, underwriting risk, business risk and operating risk) are consolidated in a single metric, incorporating the benefits of the diversification of distinct risk factors.

Chapter 6

Financial Statements

GRI 2-4

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2022 AND 2021

	Note	2022	2021
		S/(000)	S/(000)
Assets

Cash and due from banks:
Non-interest-bearing		7,286,624	6,925,332
Interest-bearing		26,897,216	32,395,408
	4	34,183,840	39,320,740
Cash collateral, reverse repurchase agreements and securities borrowing	5(a)	1,101,856	1,766,948

Investments:
At fair value through profit or loss	6(a)	4,199,334	5,928,538

At fair value through other comprehensive income		29,678,061	34,440,091
At fair value through other comprehensive income pledged as collateral		1,108,100	318,352
	6(b)	30,786,161	34,758,443

Amortized cost		6,905,201	4,411,592
Amortized cost pledged as collateral		3,540,528	3,853,967
	6(c)	10,445,729	8,265,559

Loans, net:	7
Loans, net of unearned income		148,626,374	147,597,412
Provision for credit losses		(7,872,402)	(8,477,308)
		140,753,972	139,120,104

Financial assets designated at fair value through profit or loss	8	768,801	987,082
Premiums and other policies receivable	9(a)	913,124	921.103
Accounts receivable from reinsurers and coinsurers	9(b)	1,106,674	1,198,379
Property, furniture and equipment, net	10	1,281,098	1,308,779
Due from customers on banker’s acceptances	3(r) and 7(b)	699,678	532,404
Intangible assets and goodwill, net	11	2,899,429	2,710,080
Right-of-use assets, net	12(a)	543,833	586,417
Deferred tax assets, net	19(c)	1,131,565	1,177,359
Other assets	13	5.938,515	6,264,805
Total assets		236,753,609	244,846,740

	Note	2022	2021
		S/(000)	S/(000)
Liabilities

Deposits and obligations:
Non-interest-bearing		43,346,151	51,851,206
Interest-bearing		103,674,636	97,745,339
	14(a)	147,020,787	149,596,545
Payables from repurchase agreements and securities lending	5(b)	12,966,725	22,013,866
Due to banks and correspondents	15(a)	8,937,411	7,212,946
Due from customers on banker's acceptances	3(r) and 7(b)	699,678	532,404
Accounts payable to reinsurers	9(b)	420,094	463,825
Lease liabilities	12(b)	578,074	655,294
Financial liabilities at fair value through profit or loss	3(ad)	191,010	337,909
Technical reserves for insurance claims and premiums	16	11,990,959	12,534,511
Bonds and notes issued	17	17,007,194	17,823,146
Deferred tax liabilities, net	19(c)	71,823	105,058
Other liabilities	13	7,290,145	6,533,797
Total liabilities		207,173,900	217,809,301

Equity, net	18

Equity attributable to Credicorp's equity holders:

Capital stock		1,318,993	1,318,993
Treasury stock		(207,518)	(207,534)
Capital surplus		231,556	228,853
Reserves		23,659,626	21,364,272
Other reserves		(650,116)	235,902
Retained earnings		4,635,599	3,556,281
		28,988,140	26,496,767

Non-controlling interest		591,569	540,672
Total equity, net		29,579,709	27,037,439

Total liabilities and net equity		236,753,609	244,846,740

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Note	2022	2021	2020
		S/(000)	S/(000)	S/000)

Interest and similar income	22	15,011,282	11,850,406	11,547,648
Interest and similar expenses	22	(3,493,187)	(2,490,802)	(2,978,696)
Net interest, similar income and expenses		11,518,095	9,359,604	8,568,952

Provision for credit losses on loan portfolio	7(c)	(2,158,555)	(1,558,951)	(6,080,289)
Recoveries of written-off loans		347,017	346,728	159,781
Provision for credit losses on loan portfolio, net of recoveries		(1,811,538)	(1,212,223)	(5,920,508)

Net interest, similar income and expenses, after provision for credit losses on loan portfolio		9,706,557	8,147,381	2,648,444

Other income
Commissions and fees	23	3,640,319	3,493,734	2,912,778
Net gain on foreign exchange transactions		1,084,151	922,917	676,973
Net gain on securities	24	5,468	28,650	523,082
Net gain on derivatives held for trading		65,187	221,064	56,244
Net loss from exchange differences		(16,158)	(3,215)	(18,932)
Others	29	329,382	266,567	289,037
Total other income		5,108,349	4,929,717	4,439,182

Insurance underwriting result
Net premiums earned	25	2,873,295	2,671,530	2,428,060
Net claims incurred for life, general and health insurance contracts	26	(1,929,890)	(2,341,917)	(1,708,113)
Acquisition cost		(281,807)	(333,334)	(361,814)
Total insurance underwriting result		661,598	(3,721)	358,133

Other expenses
Salaries and employee benefits	27	(4,052,780)	(3,668,476)	(3,312,954)
Administrative expenses	28	(3,505,101)	(2,953,717)	(2,383,718)
Depreciation and amortization	10 and 11(a)	(532,169)	(521,967)	(497,910)
Impairment loss on goodwill	11(b)	–	–	(63,978)
Depreciation for right-of-use assets	12(a)	(151,335)	(161,287)	(172,005)
Others	29	(379,230)	(435,114)	(760,124)
Total other expenses		(8,620,615)	(7,740,561)	(7,190,689)

Net result before income tax		6,855,889	5,332,816	224,161
Income tax	19(b)	(2,110,501)	(1,660,987)	109,977
Net result after income tax		4,745,388	3,671,829	334,138

Attributable to:
Credicorp’s equity holders		4,633,096	3,584,582	346,894
Non-controlling interest		112,292	87,247	(12,756)
		4,745,388	3,671,829	334,138

Net basic and dilutive earnings per share attributable to Credicorp’s equity holders (in soles):

Basic	30	58.26	45.09	4.37
Diluted	30	58.13	44.99	4.36

The accompanying notes are an integral part of these consolidated financial statement.

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

		2022	2021	2020
		S/(000)	S/(000)	S/(000)

		4,745,383	3,671,029	334,138
Net profit for the year
Other comprehensive income:
To be reclassified to profit or loss in subsequent periods:

Net (loss) gain on investments at fair value through other comprehensive income	18(d)	(1,622,912)	(2,491,907)	870,218

Income tax	18(d)	82,459	52,086	(11,717)
		(1,540,453)	(2,439,821)	858,501

Net movement of cash flow hedge	18(d)	1,246	58,586	(15,183)
Income tax	18(d)	(158)	(16,834)	3,933
		1,088	41,752	(11,250)

Other reserves	18(d)	938,442	769,291	(263,820)
Income tax	18(d)	–	(26,846)	26,846
		938,442	742,445	(236,974)

Exchange differences on translation of foreign operations	18(d)	(296,402)	161,168	257,052
Net movement in hedges of net investments in foreign businesses	18(d)	39,587	(57,319)	(1,219)
		(256,815)	103,849	255,833

Total		(857,738)	(1,551,775)	866,110

Not to be reclassified to profit or loss in subsequent periods:

Net loss on equity instruments designated at fair value through other comprehensive income	18(d)	(35,384)	(113,686)	(82,586)

Income tax	18(d)	2,109	5,402	3,414
		(33,275)	(108,284)	(79,172)

Total		(33,275)	(108,284)	(79,172)

Total other comprehensive income	18(d)	(891,013)	(1,660,059)	786,938

Total comprehensive income for the year, net of income tax		3,854,375	2,011,770	1,121,076

Attributable to:
Credicorp’s equity holders		3,747,078	1,954,586	1,124.603
Non-controlling interest		107,297	57,184	(3,527)
		3,854,375	2,011,770	1,121,076

The accompanying notes are an integral part of these consolidated financial statements.

Annexes

A. Economic Group

GRI 2-2, 2-6

In accordance with the stipulations in Circular 090-2017-SMV, companies that list on the Lima Stock Exchange must produce an Annual Report according to the guidelines set forth in the “Manual to Prepare Annual Reports, Quarterly Reports and other Informative Documents” and in the “Common Rules to Determine the Contents of Informative Documents.” In compliance with the requirements established by the Superintendence of the Securities Market and with those set forth in the aforementioned rules, the following section of our Annual Report contains, among other elements, a brief description of each of the subsidiaries in the Credicorp economic group.

Credicorp Ltd. (“Credicorp”)

Credicorp is a holding company and the main shareholder of Grupo Crédito S.A., Atlantic Security Holding Corporation, Pacífico Compania de Seguros y Reaseguros S.A., Credicorp Capital Ltd. and CCR Inc. Founded in Bermuda in 1995, Credicorp’s principal activity is to manage coordinately the design and execution of its subsidiaries’ business plans to implement universal banking and financial services in Peru while selectively diversifying at the regional level. Credicorp conducts business exclusively through its subsidiaries.

Subsidiary Companies of Credicorp

Grupo Credito S.A.

100% subsidiary of Credicorp. The company's purpose is to engage in all types of commercial activities, investments in securities, buying and selling of stocks and securities, and business in general. Currently, it owns 97.74% of BCP's shares and subsidiaries, 99.99% of PRIMA AFP, 99.99% of Credicorp Peru S.A.C., 99.90% of Grupo Crédito Inversiones S.A., 99.99% of Soluciones en Procesamiento Peru S.A. - Servicorp, 99.91% of Inversiones 2020 S.A., 98.15% of Inversiones Credicorp Bolivia S.A., which in turn has 95.84% of Banco de Crédito de Bolivia S.A., 99.93% of Credifondo Sociedad Administradora de Fondos de Inversión S.A. Bolivia and 99.80% of Credibolsa S.A. Agencia de Bolsa - Bolivia. Furthermore, Grupo Crédito S.A. owns 100.00% of Compañía Incubadora de Soluciones Móviles S.A., 85% of Fondo de Inversión Independencia II, 100.00% of Tenpo S.P.A. (formerly Krealo S.P.A.) and subsidiaries, 100% of Krealo Management S.A., 100% of Ventive Servicios De Consultoría España, S.L. and 100% of Yape Market S.A.C.

Atlantic Security Holding Corporation

This company was incorporated in the Cayman Islands. It is a wholly owned subsidiary of Credicorp. Atlantic Security Holding Corporation owns 100% of the shares of ASB Bank Corp. (formerly Atlantic Security Bank - ASB), Atlantic Security Int. Financial Services Inc., Atlantic Security Private Equity General Partner, Atlantic Private Equity Investment Advisor and 96% of ESIMSA.

CCR Inc.

This vehicle was established in Bermuda to manage BCP’s securitization transactions in the international market, which are guaranteed by future collections on payment orders for international fund transfers in US Dollars that are received by the foreign banks associated with the Society for Worldwide Interbank Financial Telecommunications (SWIFT). This subsidiary is 100% owned by Credicorp.

Credicorp Capital Ltd.

Credicorp Capital Ltd is 100% subsidiary of Credicorp, was chartered in Bermuda in 2012. Credicorp Capital Ltd holds 99.99% of the shares of Credicorp Capital Holding Chile S.A.; 100% of Credicorp Capital Holding Colombia S.A.S.; 100% of Credicorp Capital UK Limited; 99.99% of Credicorp Capital Holding Peru S.A.A.; and 100% of Credicorp Capital USA Inc. and subsidiaries.

Pacifico Compania de Seguros y Reaseguros S.A.

On August 1, 2017, the merger by absorption between El Pacífico Vida Compañía de Seguros y Reaseguros and El Pacifico Peruano Suiza Compania de Seguros y Reaseguros ("PPS") was carried out, forming the new entity Pacifico Compania de Seguros y Reaseguros S.A., of which Credicorp Ltd. owns 65.20% and Grupo Credito participates with 33.66%.

Pacífico Peruano Suiza Companía de Seguros y Reaseguros ("PPS") was an insurance company that arose from the merger of El Pacífico Compania de Seguros y Reaseguros and Peruano Suiza Compania de Seguros y Reaseguros, companies that had a presence in the Peruvian insurance market for more than 45 years. El Pacifico Vida Compania de Seguros y Reaseguros began operations on January 1, 1997 and had positioned itself as a specialist in this type of insurance.

In 1999, PPS established a new subsidiary called Pacífico S.A. Entidad Prestadora de Salud (Pacifico Salud "EPS"), owning 99.99% of the shares. The main activity of Pacífico Salud comprises the provision of health prevention and recovery services as an alternative to social security. In January 2015, a Joint Venture was established with Banmedica, of which Pacifico Compania de Seguros y Reaseguros S.A. owns 50%, so Pacifico EPS became an associate.

Pacifico Compania de Seguros y Reaseguros S.A. directly owns 48% of Crediseguro S.A. Seguros Personales and 48.04% of Crediseguro S.A. Seguros Generales, both companies domiciled in Bolivia. Likewise, it owns 100% of Pacifico Asiste S.A.C.

Subsidiary Companies of the Grupo Crédito S.A.

Banco de Credito del Peru – BCP

BCP is a commercial bank. It was established in Peru in 1889. The Bank´s operations are currently governed by the General Law of the Financial and Insurance Systems and Organic Systems of the SBS. Grupo Credito is the main shareholder; it owns 97.74% of the shares directly. BCP is the largest institution in the Peruvian financial system and is the leading financial service provider.

Prima AFP

This company is a private pension fund manager and is 99.99% owned by Grupo Credito S.A. It was founded in 2005. In 2006, Prima AFP acquired 100% of the shares of AFP Union Vida, another pension fund manager, through a merger.

Credicorp Peru S.A.C. (ex – Cobranzas y Recuperos S.A.C)

Credicorp Peru engages in all kinds of commercial activities, investments in securities, buying and selling shares and securities as well as new business development. The company also engages in extra-judicial and judicial collections for all types of credit instruments, securities or overdue loan portfolios that are either acquired or received from affiliated companies or third parties. This company can also engage in activities to capture, process and digitalize information, develop databases, process securities, evaluate different requests that are credit or non-credit related, engage in collections services, telemarketing, advisory services, administrative services and sales of advertising in addition to all services that are complementary to the aforementioned. Additionally, the company can buy, sell, legally title and register properties that are adjudicated through collections processes. Grupo Crédito holds 99.99% of the shares in this company.

Inversiones 2020 S.A.

Inversiones 2020 is 99.91% subsidiary of Grupo Crédito. It was established in October 1999 and its corporate purpose is to manage and promote the sale of foreclosed real estate properties and/or BCP’s properties. In July 2008, it absorbed the companies Inversiones Conexas y Complementarias S.A. and BCP Sociedad de Proposito Especial.

Inversiones Credicorp Bolivia S.A.

This company is a subsidiary of Grupo Crédito, which owns 98.15% of total shares. It was established in February 2013. To date, Inversiones Credicorp Bolivia SA holds 99.93% of the shares of Credifondo SAFI Bolivia, 99.80% of Credibolsa S.A. Agencia de Bolsa (Bolivia), 51.95% of Crediseguro S.A. Seguros Personales, 51.87% of Crediseguros S.A. Seguros Generales, and 95.91% of Banco de Crédito Bolivia S.A.

Compania Incubadora de Soluciones Moviles S.A. - Culqi

In January 2019, Grupo Crédito acquired 91.36% of the shares of this entity. Currently, Grupo Crédito holds 91.69%. Culqi was created in December 2013. Its main objective is to develop and operate a technological platform for online payments for digital businesses. Through APIs and e-commerce tools, which are designed for software developers, Culqi connects payment venues and platforms (such as credit cards, debit cards and prepaid cards) with websites, mobile applications, chatbots, IVRs, among others. Culqi also develops online payment bridges; onsite payment through POS or other devices; and methods to capture information, including QR.

Fondo de Inversion Independencia II

In September 2019, Grupo Crédito acquired 85% of the shares of this entity. Fondo de Inversion Independencia II provides personal loans via a digital platform.

Ventive Servicios De Consultoría España, S.L

In June 2021, Grupo Crédito established Ventive Servicios De Consultoría España, S.L with the purpose of providing consulting services to Credicorp Group.

Tenpo S.P.A (formerly Krealo S.P.A.)

In January 2019, Grupo Crédito set up Tenpo S.P.A. (formerly Krealo S.P.A.) in Chile to make investments in companies, real estate and movable assets. Tenpo S.P.A. (formerly Krealo S.P.A.) acquired 100% of Tenpo Technologies S.P.A. (formerly Tenpo S.P.A.), which provides services and sells digital products, computing tools and telecommunication-related products, and 100% of Tenpo Prepago S.A. (formerly Multicaja Prepago S.A.), which issues and operates prepaid cards.

Yape Market S.A.C.

In July 2022, Grupo Crédito S.A. established Yape Market S.A.C. and currently owns 99.99% of the company. The business aims to promote and manage sales and placement of products and services through electronic media. It may also engage in activities related to e-commerce, technological platforms, and online advertising.

Krealo Management S.A.

Krealo Management S.A. was incorporated in September 2022 with the purpose of being a Peruvian holding company. It currently owns 99.99% of Wally POS S.A.C., 99.99% of Sami Shop S.A.C., and 59.96% of Monokera S.A.S.

Wally POS S.A.C.

Wally POS S.A.C. was acquired in February 2022 with the purpose of facilitating the management of clients' businesses through electronic tools and software that allow for control of key aspects such as electronic invoicing, inventory control, and reporting. Currently, Krealo Management holds 99.99% ownership of the company.

Sami Shop S.A.C.

Sami Shop S.A.C was acquired in June 2022, and currently, Krealo Management owns 99.99% of the company. It is a company that offers e-commerce platforms to small, medium, and large businesses. It aims to solve the problem that many businesses face when creating an online store that can actually sell, by resolving all the processes of online sales, such as payment methods, integrations with the commerce's own systems, and logistics.

Monokera S.A.S.

Monokera S.A.S. was acquired in December 2022, and currently, Krealo Management holds a 59.96% stake in the company. It is a company that offers e-commerce platforms for contracting insurance products.

Subsidiary Companies of Inversiones Credicorp Bolivia S.A.

Banco de Crédito de Bolivia S.A.

Banco de Crédito de Bolivia S.A. is a subsidiary of Inversiones Credicorp Bolivia S.A., which, together with Credicorp, holds 100% of its shares. It was acquired from the Peruvian Government in November 1993, when it was operating under the name Banco Popular S.A. This bank began operations in 1942 as a branch of Banco Popular del Peru.

The Banco de Crédito de Bolivia is a commercial bank that serves clients in the corporate banking, middle market banking and personal banking segments. It differentiates among these segments to serve them more efficiently.

Credibolsa S.A. Agencia de Bolsa

This company was chartered on October 21, 1994 in Bolivia. Its purpose is to conduct stock exchange operations through securities trading. Credibolsa S.A. Agencia de Bolsa can also trade securities for third parties; provide advisory and financial consulting services; manage securities portfolios; or represent foreign brokerage firms and foreign natural or legal persons who engage in activities relative to the securities market. The company can make public offers of securities through issuers, invest in the shares of other companies that provide services that are necessary or complementary to the securities market, among other activities. Inversiones Credicorp Bolivia holds 99.80% of total shares in this entity.

Credifondo SAFI S.A.

This company was chartered on April 7, 2000 in Bolivia to offer investment fund management services. Inversiones Credicorp Bolivia holds 99.93% of the total shares of this entity.

Crediseguro S.A. Seguros Personales

Crediseguro S.A. Seguros Personales is a limited company. It was incorporated on January 24, 2012 and its legal domicile is in the city of La Paz – Bolivia. The company’s sole purpose is, in accordance with Insurance Law N° 1883 of June 25,1998, to conduct, on its own account, or for third party accounts or accounts associated with third parties, both in Bolivia and abroad, activities related to personal insurance to insure natural persons, covering services relative to health or physical integrity. For this purpose, the company may engage in all businesses and activities that are related to insurance, co-insurance and reinsurance of persons or businesses that are authorized to operate by entities that work in the personal insurance segment. Inversiones Credicorp Bolivia S.A. owns 51.95% of this company and Pacífico Compania de Seguros y Reaseguros S.A., 48.00%.

Crediseguro S.A. Seguros Generales

This company was chartered in La Paz, Bolivia on 2017. Inversiones Credicorp Bolivia S.A. owns 51.87% of the total shares of this entity, and Pacífico Compañia de Seguros y Reaseguros S.A., 48.04%.

Subsidiary Companies of Atlantic Security Holding Corporation

ASB Bank Corp, (formerly Atlantic Security Bank – ASB)

This bank was chartered in Cayman Islands in 1981, subsequently, Atlantic Security Bank (ASB) and ASB Bank Corp merged, leaving the latter as the only existing company registered in Panama. ASB Corp. engages in fund management, private banking, proprietary investment management and commercial banking. It is wholly (100%) owned by the Atlantic Security Holding Corp.

Atlantic Security Private Equity General Partner

This company was established in Cayman Islands to maintain the investment in the Carlyle Peru Fund. It is a wholly (100%) owned subsidiary of the Atlantic Security Holding Corp.

Atlantic Private Equity Investment Advisor

The company was established in Cayman Islands to provide advisory services to the Carlyle Peru Fund. It is a wholly (100%) owned subsidiary of Atlantic Security Holding Corp.

Atlantic Security International Financial Services Inc.

Company incorporated in Panama with the purpose of carrying out financial activities. It is a 100% subsidiary of Atlantic Security Holding Corp.

ESIMSA

Empresa de Servicios Inmobiliarios y de Mantenimiento S.A. (ESIMSA) is a limited liability company. It was established on October 3, 2012 in La Paz - Bolivia. ASHC holds 96% of the total shares in this entity.

The purpose of this company is to engage in proprietary, third party or third-party associated transactions involving the real estate business and associated activities. The company provides services relative to real estate and movable properties.

Credicorp Capital Cayman GP

Company incorporated in Cayman Islands in October 2022 for the purpose of conducting financial activities. It is a 100% subsidiary of Atlantic Security Holding Corp.

Subsidiary Companies of Credicorp Capital Ltd.

Credicorp Capital Holding Chile S.A.

This company was established in Chile in 2012. Credicorp Capital Ltd. owns 99.99% of its shares. Credicorp Capital Holding Chile S.A. owns, in turn, 99.99% of Credicorp Capital Chile.

Credicorp Capital Chile

This company was chartered on October 7, 1985. Its purpose is to engage in all types of investments involving movable and immovable assets, both tangible and intangible, shares, bonds, debentures and rights or shares in any companies, promissory notes, bills of exchange, certificates of deposit, negotiable documents and, in general, all kinds of transferable securities and commercial effects in addition to issuing common or performance bonds to all types of persons. It holds 99.90% of the shares of Credicorp Capital Asesorias Financieras S.A., 99.95% of Credicorp Capital S.A. Administradora de Inversiones, 99.93% of Credicorp Capital S.A. Corredores de Bolsa, 100% of IM Trust International S.A. and 99.94% of Credicorp Capital Asset Management S.A. Adm. General de Fondos.

Credicorp Capital UK Limited

This company was established in England in January 2014 to capture clients in the United Kingdom. Credicorp Capital Ltd. possesses 100% of the shares of this entity.

Credicorp Capital Holding Peru S.A.

This company was established in Peru in June 2015. Its corporate purpose was to serve as the Peruvian holding of the Investment Bank. It directly holds 85.06% of the total shares of Credicorp Capital Peru S.A.A. Credicorp Capital Ltd. holds 99.99% of the shares of this entity.

Credicorp Capital Peru S.A.A.

Credicorp Capital Peru S.A.A began its operations in May 2012 and is a subsidiary of Credicorp Capital Holding Peru S.A. and Credicorp Capital Ltd, which hold 85.07% and 12.795% of its shares respectively. Currently, Credicorp Capital Peru S.A.A. holds 99.99% of the shares of Credicorp Capital Sociedad Agente de Bolsa S.A., 99.99% of Credicorp Capital Sociedad Administradora de Fondos, 99.99% of Credicorp Capital Sociedad Titulizadora S.A., and 99.99% of Credicorp Capital Servicios Financieros S.A. In addition, Credicorp Capital Peru S.A.A. also holds 45% of the shares of Fiduciaria S.A.

Credicorp Holding Colombia S.A.S.

The company was chartered in Colombia in 2012 and is a wholly owned subsidiary of Credicorp Capital Ltd. Credicorp Holding Colombia S.A.S. in turn holds 82.64% of Credicorp Capital Colombia S.A. (in June 2020 it merged with Ultraserfinco S.A.), 94.93% of Credicorp Capital Fiduciaria S.A., 100% de Credicorp Negocios Digitales S.A.S., 100% de Credicorp Capital Servicios S.A.S. and 85.58% de Mibanco - Banco de la Microempresa de Colombia S.A (formerly Banco Compartir S.A., which in October 2020 it merged with Edyficar S.A.S.).

Credicorp Capital USA Inc.

The company was acquired by the Group in November 2019, it is 100% subsidiary of Credicorp Capital Ltd. Also, Credicorp Capital USA Inc. holds 100% of Credicorp Capital Advisors LLC and Credicorp Capital LLC (formerly Ultralat Capital Market Inc).

Subsidiary Companies of Credicorp Capital Peru S.A.A.

Credicorp Capital Sociedad Agente de Bolsa S.A.

This company was established in 1991 in Peru and its one of the main brokerage houses on the Lima Stock Exchange. It offers services to buy and sell securities and actively participates in placing financial instruments. Credicorp Capital Peru S.A.A holds 99.99% of the shares of Credicorp Capital Sociedad Agente de Bolsa S.A.

Credicorp Capital S.A Sociedad Administradora de Fondos

This company is a mutual fund manager and is one of the largest in the system. Credifondo, which was established in 1994, manages different mutual funds that channel clients’ resources to investment opportunities with varying levels of risk and anticipated returns. Credicorp Capital Peru S.A.A. owns 99.99% of its shares.

Credicorp Capital Sociedad Titulizadora S.A.

This is securitization company was established in 1998 and acts as a fiduciary in asset securitization processes. Credititulos acts as a vehicle to purchase assets, which are subsequently transformed into financial products, which are sold on the market. Credicorp Capital Peru S.A.A. owns 99.99% of its shares.

Credicorp Capital Servicios Financieros S.A.

The company was chartered in Peru in 2012 with the purpose of providing advisory services at the corporate and financial levels. It is a subsidiary of Credicorp Capital Peru, which holds 99.99% of the total shares in this entity.

Subsidiary Companies of Credicorp Holding Colombia S.A.S.

Credicorp Capital Colombia S.A.

This company was chartered in Colombia in 1987 to execute commissions contracts for the purchase and sale of securities. It also conducts transactions for its proprietary account to help stabilize market prices and provide liquidity. Credicorp Capital Colombia S.A. manages its clients’ securities to execute collections on capital and yields for subsequent reinvestment. This company also manages investment funds; provides advisory services in the capital markets; acts as a broker for securities in the National Registry of Securities; manages third-party portfolios and correspondence agreements; and acts as a broker in the foreign exchange market. Credicorp Holding Colombia S.A.S. holds 82.64%, Credicorp Capital Ltd. holds 10.10% and Credicorp Capital Fiduciaria S.A. holds 7.26%.

On June 27th, 2020, the merger by absorption between Credicorp Capital Colombia S.A. and Ultraserfinco S.A. was carried out; the latter being extinguished.

Credicorp Capital Fiduciaria S.A.

This company was chartered in Colombia on April 25, 2012 with the purpose of executing all or some of the transactions, actions or services relative to its businesses and fiduciary mandates. Credicorp Holding Colombia S.A.S. holds 94.93% and Credicorp Capital Servicios S.A.S., 5.04%.

Mibanco – Banco de la Microempresa Colombia S.A

This company was chartered on October 23, 1969 through Public Registry No. 8136. Its primary purpose is to engage in all the businesses and transactions permitted for banking establishments under Colombian law, particularly with regard to capturing resources to engage in active loan operations, notwithstanding the transactions and investments contemplated in the applicable regimen and within the conditions or limitations indicated for said effect. The bank’s purpose is to promote the development of the microfinance market in Colombia by providing loans to micro and small businesses. Credicorp Holding Colombia S.A.S. holds 85.58% of the total shares in this entity. On October 30th, 2020, the merger by absorption between Banco Compartir S.A. and Edyficar S.A.S was carried out, which formed Mibanco - Banco de la Microempresa de Colombia S.A.

Credicorp Capital Servicios S.A.S.

Company incorporated in December 2019 in Colombia, its purpose is to carry out commercial activities. Credicorp Holding Colombia S.A.S. owns 100% participation.

Credicorp Negocios Digitales S.A.S

This company was chartered in March 2019 in Colombia to engage in information system development; computer consulting; and administration of information installations. Credicorp Holding Colombia S.A.S. holds 100% of the shares of this entity.

Credicorp Capital Corporación Financiera S.A.

This company was established in July 2022 with the purpose of providing financial services such as savings accounts, standardized and OTC derivatives, fixed income operations, and spot currency trading. It is expected to obtain authorization from the Colombian Superintendency of Finance in March 2023. Credicorp Holding Colombia S.A.S. owns 94.90% of the shares, and Credicorp Capital Servicios S.A.S. owns 5.10%.

Subsidiary Companies of the Banco de Crédito del Peru

Mibanco S.A.

Mibanco S.A., is a limited liability company that was established in Peru on March 2nd, 1998. At the end of December 2021, BCP held 94.93% of this entity and Grupo Crédito, 4.99%.The corporate purpose of the bank is to engage in multiple banking services with a special emphasis on the micro and small business segments. The Bank’s operations are governed by the General Law of the Financial System and of Insurance and Organic System of the Superintendence of Banking, Insurance and AFP (herewith “Law of Banking, Insurance and AFP”) – Law N°26702. Mibanco S.A. is authorized by SBS to operate as a bank in accordance with the legal provisions in effect in Peru.

Solucion Empresa Administradora Hipotecaria S.A.

This company specializes in offering mortgage loans. It was initially established as a financial company in 1979. After several modifications to the company’s structure, it became a mortgage loan company in May 2010. BCP owns 100% of its shares.

BCP Emisiones Latam 1 S.A.

This special purpose company is domiciled in Santiago, Chile. It was established in January 2009 and its sole purpose is to invest in all types of real estate securities and debt securities, which are financed through bond issuances in Chile. Currently, BCP maintains 50.39% of its shares and Grupo Crédito owns the 49.61%. The company was liquidated in March 2022.

B. Sanctions imposed by regulators

Material Topic Normative Compliance

GRI 3-3, 2-27

SASB FN-CB-510a.1

Pillar 3

Resolution SBS N°2755-2018 of July 16, 2018 requires Boards to inform the General Shareholders’ Meeting of sanctions imposed by the Superintendency of Banking, Insurance and AFPs (SBS) for serious or very serious violations attributable to the companies supervised, their directors, managers or main officers.

In this regard, in the month of April 2022, SBS imposed a sanction of 20 UIT (S/92,000) on Pacífico Compañía de Seguros y Reaseguros S.A for the following serious violation: “failure to partially or totally fulfill activities relative to actuarial functions as indicated in current regulations” described in numeral 71 section II of Annex 3 of SBS Regulation for Violations and Sanctions. Pacífico has taken corrective measures in response to this situation.

In the month of April 2022, SBS imposed a sanction of 20 UIT (S/92,000) on Mibanco Banco de la Microempresa S.A to the following serious violation: “open, transfer, convert, share or close offices, branches or other type of establishment without the authorization of the Superintendency” described in numeral 4 of section II of Annex 1 of SBS Regulation for Violations and Sanctions. Mibanco has paid the fine levied in its entirety and has taken the corresponding corrective measures.

In the month of May 2022, SMV imposed a sanction of 3.5 UIT (S/15,050) on Prima AFP S.A for the following serious violation: “failure to communicate material events or present audited individua or consolidated financial information, intermediate individual or consolidated financial statements, management reports or special auditing reports and annual reports” described in numeral 2.10 of Annex I of SMV’s Regulation for Sanctions. The fine imposed has been completely paid by Prima AFP and the company has taken the corresponding corrective measures.

Finally, in the month of June 2022, SBS imposed a sanction of 25 UIT (S/115,000) on Pacífico Compañía de Seguros y Reaseguros S.A for the following serious violation: “failure to provide, within the timeframes established and/or according to the conditions set for each case, information and/or documentation to the Superintendency to facilitate its supervision and control activities” described in letter d) of numeral 1 of section II of Annex 1 of SBS’s Regulation for Violations and Sanctions. Pacífico has taken the corresponding corrective measures.

C. Legal Processes

Material Topic Normative Compliance

GRI 2-27

SASB FN-CB-510a.1

Pillar 3

Unless indicated in the last section of this paragraph, Credicorp Ltd. is not involved in judicial processes either as a plaintiff or defendant. Nevertheless, Credicorp Ltd. was the subject of an Administrative Sanctioning Procedure, which was initiated by the Superintendence of the Peruvian Securities Market (SMV) at the end of 2019 for failing to provide timely information to the market about the contributions made to political campaigns in 2011 and 2016 (in the latter case, contributions were made by three of the Group’s subsidiaries). Credicorp Ltd. was notified of the ruling of first instance that levied monetary sanctions; Credicorp appealed this ruling. Given that SMV failed to appeal within the timeframes required by law, Credicorp Ltd. has presented a legal recourse (a contentious-administrative action), which was admitted by the competent Court. The Administrative Sanctioning Procedure has ended, and the controversy must be reviewed and decided by the Court. Notwithstanding, Credicorp Ltd. paid the fine imposed by the administrative ruling of the first instance, in compliance with applicable rules. To date, the controversy remains unresolved, and the Court’s review and decision are pending.

Three of Credicorp’s subsidiaries, the Banco de Crédito del Peru, Mibanco and Grupo Pacífico were involved in one Administrative Sanctioning Procedure each. These procedures were initiated by the Superintendence of the Peruvian Securities Market (SMV) at the end of 2019 for the following: failure to timely inform the market of contributions made to the political campaign in 2016. These companies were notified about the rulings of first instance, which levied monetary sanctions. Said administrative rulings of first instance were appealed in a timely manner by each of the companies. Given that the appeals were not resolved by SMV within the timeframes contemplated by law, each of the three subsidiaries has filed a legal recourse (a contentious-administrative action); all three remedies were admitted by the Court. Given that the administrative sanctioning procedures have ended, controversies must be reviewed and decided by the Court. Notwithstanding, each of the three subsidiaries have paid the fine imposed by the administrative ruling in the first instance, in compliance with applicable rules. To date, the controversies have yet to be resolved and are pending review and decision by the Court.

Some of the Group’s subsidiaries are involved in judicial processes and Administrative Sanctioning Procedures. Among the most relevant judicial processes underway, we have the processes for (i) Madoff Trustee Litigation y (ii) Fairfield Litigation, which involve ASB Bank Corp., subsidiary of Credicorp Ltd., as a defendant. For more details, see “Form 20-F 2020” (20-F page 268).

Finally, Credicorp Ltd. notified SMV on November 11, 2021 that its Deputy General Manager on said date (and current general manager), Mr. Gianfranco Ferrari de las Casas, has received a Notification from the Attorney General’s Office that he has been included in a preparatory investigation, along with 64 others, for alleged primary complicity to commit a crime against public administration, aggravated collusion, incompatible negotiation, and undue use of position and criminal organization against the Peruvian State with regard to Proyecto Olmos. To date, Mr. Gianfranco Ferrari de las Casas is still included in the aforementioned preparatory investigation with regard to Proyecto Olmos.

Credicorp Ltd. has carefully reviewed the actions of the officers of the Banco de Crédito del Peru with regard to the Proyecto Olmos and has found that the facts under investigation do not imply any liability for our company or its officers.

In Management’s opinion, none of the aforementioned events will affect the normal performance of the Group’s activities and businesses.

D. Superintendent Resolution 119-2017-SMV/02

REPORT ON THE SHAREHOLDER STRUCTURE BY INVESTOR TYPE (10190)

Company Name:

Credicorp LTD.

Fiscal Year:	2022

METHODOLOGY:

The information to be presented refers to the shares or representative values for participation in a Company that are listed on the S&P/BVL Peru Select Index, in accordance with the information published on the web page of the Lima Stock Exchange at the end of the fiscal year reported.

The Company must indicate, for each share or representative value of the same that is listed on the aforementioned index, the composition of the share structure by shareholder type.

Shareholder structure by investor type

Share:	BMG2519Y1084

Ownership by shareholder type of a share or representative value of participation that is listed on the S&P Peru Selective Index (end of the fiscal year)	Number of holders	% of participation (3)
1. Members of the board and executive management, including relative (1).	27	0.25%
2. Employees at the company, not included in number 1.	1,077	0.42%
3. Natural person not included in numbers 1 and 2.	4,282	2.99%
4. Pension funds managed by Pension Fund Managers under the supervision of the Superintendence of Banking, Insurance and AFP.	0	0.00%
5. Pension fund managed by the Oficina de Normalizacion Previsional (ONP).	0	0.00%
6. Entities of the Peruvian State with the exception of the assumption included number 5.	1	0.15%
7. Banks, finance institution, municipal savings and loans, rural savings and loan and cooperatives for savings and loans, under the supervision of the Superintendence of Banking Insurance and AFP.	2	0.00%
8. Co-Insurance companies under the supervision of the Superintendence of Banking, Insurance and AFP.	0	0.00%
9. Brokerage firms, under the supervision of SMV.	5	0.001%
10. Investment funds, mutual funds and trusts covered by the Law for the Securities Market and the Law for Investment Funds and Banking Trusts covered by the General Law for the Financial System.	24	0.65%

11. Autonomous equity and banking trust abroad to the extent that the same can be identified.	0	0.00%
12. Foreign depositaries that figure as shareholders in the framework of ADR or ADS programs.	0	0.00%
13. Foreign depositaries that figure as shareholders not included in number 12.	1	89.59%
14. Foreign custodians that figure as shareholders.	0	0.00%
15. Entities not included in the descriptions in the previous numeral (2).	124	6.03%
16. Shares on the S&P/BVL Peru Select Index or representative value of these shares in the company’s portfolio.	2	0.00%
TOTAL	5,585	100.00%

Ownership by shareholders or representative value that is listed on the S&P/BVL Peru Select Index according to residency (at the end of the fiscal year).	Number of holders	% of participation (3)
Domiciled	5,381	5.32%
Not Domiciled	204	94.68%
TOTAL	5,585	100.00%

(1)	Term “Relatives” in accordance with the Rules for Indirect Property, Association and Economic Groups.

(2)	Term “Entities” according to the Rules for Indirect Property, Association and Economic Groups.

(3)	Two decimals.

E. Contacts

GRI 2-3

Banco de Crédito BCP

Headquarters Lima, Peru

Calle Centenario 156, La Molina

Lima 12, Peru
Phone +51 1 313-2000

Miami, United States of America

121 Alhambra Plaza, Suite 1200
Coral Gables, Florida 33134

United States of America
Phone +1 305 448-0971

Panama, Panama Republic

Calle 50 y Elvira Mendez

Edificio Tower Financial Center, floor 13
Corregimiento de Bella Vista, City of Panama,
Panama Republic

Phone +507 2 215-7311

Postal Box 0819-01233

Mibanco

Headquarters, Lima

Av. Republica de Panama 4575, Surquillo Lima, Peru

Phone +51 1 319-9999

BCP Bolivia

Headquarters, La Paz

Calle Colon esquina Mercado No. 1308 La Paz, Bolivia

Phone + 591 2 217-5000

ASB Bank Corp

Calle 50, Tower Financial Center Piso 12,
City of Panama
Panama Republic

Phone +507 2 340-5000

Grupo Pacífico

Headquarters, Lima

Juan de Arona 830, San Isidro Lima 27, Peru

Phone +51 1 513-5000

Credicorp Capital Ltd.

Lima, Peru
Av. El Derby 055, Torre 3, piso 7, Santiago de Surco, Lima

Phone +51 1 416-3333

Santiago, Chile

Av. Apoquindo 3721, Piso 9, Las Condes, Santiago de Chile

Phone +56 2 245-01600

Bogotá, Colombia

Calle 34 N° 6-65, Bogotá

Phone +01 800 126 660

Prima AFP

Headquarters, Lima

Calle Chinchon 980, San
Isidro Lima 27, Peru

Phone +51 1 615-7272

Investor Relations Credicorp

Lima, Peru

investorrelations@credicorpperu.com

F. Complementary information

Information related to the stock market

Credicorp’s common actions are negotiated in New York’s stock market and in BVL. The following chart shows, for the indicated periods, the maximum and minimum sell prices of the common actions in the BVL. Common actions are quoted in American dollars in the NYSE and in the BVL.

Quotes 2022

CREDICORP LTD.

Equity

			QUOTES 2022
							Average Price
ISIN Code	Mnemonic	Year-Month	Opening	Closing	Max	Min
			$	$	$	$	$

BM G2519Y 1084	BAP	2022-01	124.03	142.90	146.30	123.70	136.32
BM G2519Y 1084	BAP	2022-02	140.93	150.00	160.00	134.00	150.47
BM G2519Y 1084	BAP	2022-03	151.50	172.72	181.40	147.67	173.90
BM G2519Y 1084	BAP	2022-04	173.02	139.45	173.02	135.00	153.83
BM G2519Y 1084	BAP	2022-05	137.36	141.08	144.42	118.95	134.92
BM G2519Y 1084	BAP	2022-06	141.18	119.68	142.86	118.87	127.07
BM G2519Y 1084	BAP	2022-07	119.70	128.50	130.19	113.95	123.73
BM G2519Y 1084	BAP	2022-08	130.46	129.33	143.00	128.25	135.29
BM G2519Y 1084	BAP	2022-09	127.28	123.12	132.55	118.10	129.01
BM G2519Y 1084	BAP	2022-10	126.06	145.80	146.10	126.06	134.02
BM G2519Y 1084	BAP	2022-11	150.25	152.80	158.05	143.15	153.33
BM G2519Y 1084	BAP	2022-12	150.50	135.25	151.70	131.90	135.49

Sustainability Report

 2022

Sustainability Report

Letter from the President of the Sustainability Committee

GRI 2-1, 2-2, 2-3, 2-4, 2-5, 2-22

Dear Readers

As President of the Sustainability Committee of the Board of Credicorp, it is my pleasure to present our Sustainability Report 2022. This document provides details on the Group’s progress on the sustainability front in 2022, which is aligned with the purpose and vision that we laid out in our Sustainability Strategy 2020-2025. This report has been developed in accordance with GRI and SASB standards.

In a complex national and international environment marked by significant uncertainty and inflationary pressures, we feel compelled to reaffirm our commitment to sustainability, which is a cornerstone of our business strategy and management and serves to drive a more prosperous and sustainable future for everyone.

Our sustainability strategy is aligned with our purpose to contribute to improving lives by accelerating the changes our countries need. To achieve this, we are adopting a new role in society: as an agent of change with relevant influence among our countries, interest groups and other actors in society as we strive to increase the positive impact of our actions and initiatives. This role has taken shape through the transformation process that we initiated three years ago to integrate sustainability in our businesses an in our operating model through initiatives launched from our Platforms and Enablers, which will be discussed in this report.

The Social ambit is particularly relevant in the countries in which we operate and it is here that we have reaped the most significant achievements since our strategy’s launch. In this context, we included more than 2.6 million people in 2017-2022 through our mobile wallet Yape, which is Credicorp’s main vehicle for financial inclusion in Peru. In 2022, we published our second consecutive Financial Inclusion Index, which covered 8 countries in the region to help identify gaps, monitor progress and make barriers to financial inclusion in the region visible. In terms of generating opportunities for women, we have implemented the I Crédito Mujer and Mujeres Pa´Lante initiatives at Mibanco Perú and Colombia respectively and reached thousands of women. Additionally, we disbursed S/1.9 million through Mibanco Peru’s Crediagua product to provide access to essential services.

We are aware that financial inclusion must focus on generating responsible behavior and use. To this end, it is crucial to empower people to make better decisions. On this front, we have implemented different financial education initiatives under two modalities: (a) mass communications initiatives with educational content, (b) programs for on-site and online training and (c) education initiatives from a business perspective.

The Environmental front is of great importance to Credicorp and its stakeholders. In this light, our financing and investment is of particular interest. Accordingly, we have taken initial steps to become a partner that supports our clients’ transition to cleaner and more sustainable operations. In 2022, we launched our Sustainable Financing Framework and made the first green issues in Peruvian commercial banking for US$ 30 million. Additionally, we placed green loans for more than US$ 163 million. On the investment front, we published our Responsible and Sustainable Investment Policy and continue to advance in our efforts to integrate ESG in our investment processes. I would also like to invite you to review our progress in developing an ESG risk management framework, where we have made noteworthy progress by approving our first Environmental Taxonomy and developing mechanisms to identify environmental risks in prioritized sectors.

Importantly, we began the base period of our commitment to becoming carbon neutral at our direct operations by 2032 by aligning methods and scopes of measurements across subsidiaries. Initial actions for improvement, which were launched last year, have begun to bear fruit.

On the Governance front, we seek to align our efforts with best corporate governance practices and continue advancing work relative to ethics, compliance and improving our capacities for control and corporate management. Along these lines, in 2022 we implemented three new policies: our Sustainability Policy, Corporate Policy for Human Rights and the Responsible and Sustainable Investment Policy; released our new Ethics Code; conducted our first diagnostic of risks related to human rights; and rolled out specialized training programs for the internal auditing team.

We are very satisfied with the progress made in 2022. It reflects not just our achievements, but what is behind this success: effective integration of sustainability at the business level, ad hoc capacity-building, and creation of awareness and positive change in our culture. These elements are the foundation of true transformation that seeks to generate more business-side impact. We will continue to drive these efforts with the conviction that we are creating more prosperous and resilient societies and generating value for our stakeholders.

Happy reading!

Maite Aranzábal

Executive Summary

GRI 2-1, 2-2, 2-3, 2-4, 2-5, 2-22

In the initial sections of our Sustainability Report 2022, we provide information on the Milestones achieved this year and discuss our Aspirations for the next 3 years. These aspirations are part of our Sustainability Strategy and include on-going efforts to deepen the focus of our social, environmental and corporate governance objectives.

To identify the material issues that guided the content of this report, we conducted Materiality Analysis 2022, which entailed surveying our main stakeholders. The issues targeted by our sustainability strategy have been consistently aligned with those identified by our stakeholders, which confirms that we are on-track. We will continue to use these issues as north stars to guide our sustainability efforts, in line with our vision and purpose.

Through our lines of business, we seek to be a sustainable financial leader in the region that accelerates the changes our countries need by acting as an Agent of Change whose actions create positive ripple effects in others through initiatives that are aligned with the UN Sustainable Development Goals. We are pioneers in Peru on the Affiliations and Adhesions front, which facilitates our effort to adopt best local and international practices. The achievements this year, which include Awards and Recognition for our initiatives, motivate us to continue implementing our strategy and Integrating Sustainability in everything we do. Additionally, we have improved our ratings on the main sustainability indexes. In 2022, Credicorp was ranked in the leader category of MSCI and rated above average for the global financial sector.

Our strategy’s implementation is geared toward Integrating Sustainability in our Business Model (products, services, channels, among others) through different work platforms and through Our Operating Model, via different enablers. Some of the enablers that have been prioritized include incorporating sustainability in the culture and DNA of our leaders and employees through our strategy for Change Management; the Integration of ESG Factors in Risk Management; and the integration of ESG criteria in the Finance area and in processes such as sustainability management metrics.

Social Management is crucial in our efforts to achieve our purpose and act as true agents of change. In this regard, the social aspect that generates the greatest impact is Financial Inclusion, which is closely tied to Closing the Gender Gap for Products and Opportunities for Women and with Financial Education. We are convinced that financial inclusion contributes to people’s wellbeing and are working to develop products and services that reduce barriers to accessing the financial system. This constitutes one of the main material issues identified by our stakeholders, and by investors in particular. Additionally, we Promote the Development of Entrepreneurs and Micro, Small and Medium businesses to help small businesses grow and achieve higher levels of inclusion of microbusinesses in particular.

Another of our main objectives on the social front is Improving our Clients’ Experience by leveraging technology and moreover, striving to ensure greater Simplicity and Transparency, which is the best way to generate Trust.

It is also important to note that key players in our quest to meet objectives are our Employees, who accompany us in our commitment to develop the workforce of the future. We support our team to increase their effectiveness, skills and impact through our Human Management and Development programs, which emphasize development of Digital Profiles; work to improve the Experience of Our Employees; and promote Gender Equity and Workplace Sustainability. We also have programs for Talent Management and Business Agility and guarantee that our work environment responds to best practices for Occupational Safety and Health.

We have extended our commitment to sustainability to include our value chain through Sustainable Supplier Management, which focuses on Corporate Negotiation and Supplier Management to ensure that our suppliers are Aligned with Our Ethics and Integrity. We apply ESG Assessments of Suppliers and will strengthen this tool over team.

The final component of our social management covers our relations with the community and Our Impact through Social Responsibility Initiatives. These initiatives include our Corporate Volunteer program and the recently launched Programa Voces, which identifies and promotes the development of initiatives created by young people in the region, among Others.

To fulfill our strategic objective to create a more sustainable and inclusive economy, our advances in Environmental Management are also fundamental. Sustainable finance and investment was of interest across a number of stakeholder groups and ranked high on the list of investors. We are working on a corporate environmental strategy and our aspiration is to by our clients’ ally in their transition to more sustainable practices.

Through our Sustainable Finance platform, we work to develop and offer financial solutions that motivate our clients to reduce their environmental impact: green financing, eco-factoring, green bonds, sustainable financial products, among others. In 2022, we published our Corporate Policy for Sustainable and Responsible Investment. We seek to be agents of change in the financial market by directing capital flows to sectors that develop increasingly sustainable practices and by providing advice to clients and the companies in which we invest through the relations front.

A key enabler in this regard in our ESG Risk Management, which is transversal in scope and involves multi-disciplinary teams with representatives from the Risk. Loan, Business and Sustainability Areas. The focus here is on transition, as opposed to merely identifying exclusions.

Although our operations do not generate major direct environmental impacts, we believe that reducing our direct environmental footprint is an important enabler in the process to integrate sustainable environmental management in our operating model. We have set an objective to reduce our net Greenhouse Gas Emissions (GHG) by 10% every year at our subsidiaries, utilizing 2022 as the base year. The target is to achieve carbon neutrality at all of our own operations in 2032.

Given that Electricity Consumption is one of our main sources of GHG, over the last few years we have taken different actions to promote clean energy and energy efficiency. We also measure and monitor our Water Consumption on an annual basis and incorporate efficient technologies to contribute to the responsible use of water at our subsidiaries. Lastly, we have developed a number of initiatives to reduce Waste generation.

Finally, we have focused on improving our Governance structure and encouraging people to do the right thing. In our materiality analysis in 2022, corporate Governance and business ethics and anti-corruption were identified as relevant issues by a number of stakeholders. On the Company front, business ethics and anti-corruption ranked high on the list of priorities given that they directly impact operations, regulatory compliance and client as well as community relations. The governance section provides details on the management of and advances relative to corporate governance, including a description of the Compensation Model for the Board and Executive Segment; Sustainability Governance, which provides more details on the Teams that Implement Corporate Compliance Policies and Human Rights Assessment; and our Systems for Corporate Control and Management, which ensure that our operating model works effectively and is sustainably developed, and include details on our Cybersecurity Program.

All of our efforts aim to heighten transparency and ensure that sustainability is effectively integrated in the day-to-day of our businesses. We expect to continue directly and indirectly collaborating, through our role as an agent of change, in the sustainable development of our countries and our region.

This Report corresponds to Credicorp Ltd, which is based in Hamilton, Bermuda and includes, in line with the scope of Credicorp’s Corporate Sustainability Policy, information on the main subsidiaries that operate in Peru and other countries, including Colombia, Bolivia, Chile, Panama and the United States15. These main subsidiaries are: Banco de Crédito del Perú (BCP), Mibanco Perú, Mibanco Colombia, BCP Bolivia, Pacífico Seguros, Prima AFP and Credicorp Capital. The information presented is consolidated at the Credicorp Ltd. level unless otherwise stated. There is no re-expression of information presented in previous reports. The reporting period extends from January 1 to December 31, 2022.

The current Sustainability Report is annexed to Our Annual Report. These documents are published together in February 2023. It is important to note that we have a governance process to review and approve both documents, which were approved in the last session held by the Board. The information presented in this Report was not verified externally. The financial information herein is derived from the audited financial statements. Additionally, Credicorp’s carbon footprint is audited by an external auditor.

15 Not exhaustive. For more information on the companies of the group, review the “Description of the Company” section in the Annual Report.

Milestones in 2022 and sustainability Aspirations 2023-2025

MILESTONES 2022

In addition to our achievements this year, we have developed the following aspirations for the next 3 years, all of which are contemplated in our sustainability strategy.

ASPIRATIONS 2023-2025

E

● Design a corporate environmental strategy that defines our ambition and provides a road map that considers structure, strategic issues, opportunities to grow our portfolio of sustainable solutions, risk management, reporting.

● Continue improving our ESG risk management, including conducting a diagnostic regarding our alignment with TCFD’s recommendations and strengthen the teams’ capacities relative to managing the portfolio’s emissions. Execution of plans to reduce our direct environmental footprint with an eye on becoming carbon-neutral by 2032.

S

● Accelerate financial inclusion through digital wallets (Yape and Soli), microlending (Mibanco) and inclusive insurance (Pacífico Seguros).

● Contribute to including more women in the financial system through products, services and processes with a gender focus (for example: Crédito Mujer).

● Scale Prima’s pension education program and BCP’s initiative to determine the impact of financial education on modifying clients’ undesirable financial behavior.

● Strengthen the impact of our financial education initiatives through digitalization, alliances and efforts to develop relevant contents for each segment.

● Implement impact metrics at the subsidiary level (base indicators, measurement and objectives).

G	● Improve our reporting process. ● External assessment of the Board.
Transversal

● Implement metrics to measure impacts for our subsidiaries’ initiatives (base indicators, measurement and objectives).

● Achieve a higher level of integration of ESG factors in financial processes

● Continue integrating ESG factors in investment processes.

Sustainability Strategy

GRI 2-24

SDG 5, 8, 9, 10, 13, 16, 17

We have developed a Sustainability Strategy 2020-2025, which is aligned with our Purpose, Vision, Stakeholders and priority SDG. For more details on our sustainability strategy, please review Our Sustainability Strategy 2020-2025 and the section “Governance – Sustainability Governance – Implementation Teams”.

Materiality Analysis and Strategy

GRI 3-1, 3-2.

To develop our Sustainability Strategy 2020-2025, we conducted an in-depth materiality analysis in 2020. The results of this work provided highly valuable information on the issues that our stakeholders consider relevant. Our plan is to conduct materiality analyses at a corporate level on a yearly basis with more in-depth analysis every two years. As such, 2022 marked our second period of in-depth assessment. This year’s evaluation was conducted according to the international standards of the Global Reporting Initiative (GRI). Our analysis contemplated multiple objectives: identifying priority issues to be included in the Sustainability Report; validating or adjusting our strategy; and aligning our management with the issues prioritized by our stakeholders.

To determine which issues to cover in our stakeholders’ survey, we perused following: 1) previous materiality analysis; 2) comparative analysis with industry peers and 3) the main guidelines and standards for sustainability.

We used the information from our initial research to prioritize the issues relevant to Credicorp. We conducted a survey of our main stakeholders and senior management, who provided a base of 1,600 responses relative to materiality. This data served as part of the quantitative phase for materiality analysis.	796	Clients
	570	Employees
	120	Community
	31	Suppliers
	18	Investors
	56	Opinion Leaders
	48	Executive Management
	1,639	TOTAL RESPONSES

To cover the qualitative phase of materiality determination, we held focus groups with external stakeholders and conducted 20+ individual interviews with select investors, the president of the Board of Credicorp, the president of the Board’s Sustainability Committee, senior management and diverse leaders at the Credicorp Group. The material issues pinpointed were validated and approved by Senior Management and the Board after thorough consideration of their scope and impact.

Our quantitative and qualitative analysis led us to identify 17 topics that were considered high-impact by at least one of the two groups surveyed: stakeholders on one side and management on the other. The complete list of prioritized topics can be found in our Materiality Matrix:

The utility of focus groups and interviews goes beyond the information they provide to identify material issues. In fact, they serve as input for our analysis of the real or potential impacts of our activity on the economy, environment and individuals, including impacts on Human Rights. This information is in turn utilized by areas across the Group to update our list of aspects that must be monitored.

The results of the Materiality Analysis in 2022 confirm that our strategy in 2020 was well-targeted. This information will be used to guide us down the path we have chosen for 2023-2025 and is linked to our Pillars as follows:

Pillars	Create a more sustainable and inclusive economy	Improve the financial health of citizens	Empower our people to prosper
Material Issues	Economic and Financial Performance	Simplicity, Transparency and Client Experience	Diversity Inclusion and Equality of Opportunities
	Financial Inclusion	Financial Education	Commitment to Society
	Comprehensive Risk Management	Innovation and Transformation	Employment and Talent Management
	Responsible and Sustainable Finance and Investment	Data privacy	Human Rights
		Cybersecurity	Regulatory Compliance
Anti-competitive practices
Corporate Governance
Business Ethics and Anti-corruption

Our Visions of Leadership as an Agent of Change

ON THE ROAD TO FULFILLING OUR VISION TO BE A SUSTAINABLE FINANCIAL LEADER IN THE REGION, WE SEEK TO HAVE A POSITIVE IMPACT ON OUR EMPLOYEES, CLIENTS, SUPPLIERS, PEERS AND THE COMMUNITY TO GENERATE MULTIPLYING EFFECTS AND ACT AS AN AGENT OF CHANGE IN THE COUNTRIES IN WHICH WE OPERATE

Through our four lines of business (universal banking, insurance and pensions, microfinance and investment banking and wealth management), we seek to become a leader that motivates and influences others to join us on the road to sustainability. As we have seen throughout this Report, as we move to consolidate our path toward sustainability, we also strive to trigger positive change in others by bolstering their capacities to transform themselves and consequently, the world around them.

By positively impacting our clients, employees and other stakeholders and leveraging the power of the platforms and initiatives included in our strategic objectives, we aim to become a leader that drives (and helps drive) the changes that our countries need. At the same time, we seek to align our initiatives with the main goals that we have prioritized from the 2030 Agenda for Sustainable Development Goals:

SDG and Objectives	PLATFORM AND INITIATIVE	SDG	PLATFORM OR INITIATIVE
5.1 5.2 y 5.5	● Internal Gender Equity Program ● Opportunities and products for women	10.2 y 10.5	● Internal Gender Equity Program ● Opportunities and products for women ● Financial inclusion ● Sustainable finance ● Social Responsibility ● Compliance Policies
8.2 8. 3 8.4 8.5 8.6 8.8 8.10	● Help for small businesses to grow ● Financial inclusion ● Financial education ● Sustainable AuMs[16] ● Social Responsibility ● Compliance Policies ● Human Rights	13.1 13.2	● ESG Risk Management (Climate) ● Assets under Management (AuMs) ● Sustainable Finance ● Direct Environmental Impact
9.3 9.4	● Helping businesses grow ● Financial Inclusion ● Sustainable finance ● Sustainable AuMs	16.2 16.4 16.5 16.6 16.7	● Human Rights ● Simplicity and Transparency ● Internal Gender Equity Program ● Corporate Governance ● Compliance and Ethics
		17.3 17.10 17.16 17.17 17.18 17.19	● Sustainable Finance ● Financial Inclusion ● Financial Education ● Social Responsibility ● Compliance and ethics

Given that our strategy and initiatives are constantly evolving, we periodically assess the alignment of our sustainability strategy and its initiatives with the SDGs we have prioritized. In this way, we help ensure that our sustainability strategy continues to reflect our commitment to the UN Sustainable Development Agenda and generates meaningful contributions to the same.

16 AuMs: Assets under management

Affiliations and Adhesions

GRI 2-23, 2-28

In addition to our commitment to Agenda 2030, at the end of 2022, we were affiliated with the following local and international initiatives through Credicorp or our subsidiaries.

Organization	Date of Adherence	Reason for Adherence
Carbon Disclosure Project (CDP) https://www.cdp.net/es Largest coalition of investors in the world. Gathers and disseminates information on companies’ environmental impact.	Credicorp – 2010 1º Peruvian signatory company of CDP Rating 2022: C - Awareness. Credicorp Capital Asset Management - 2021	Allows us to identify gaps to combat climate change.
UN Global Compact Global https://www.unglobalcompact.org/ + 20 years +162 countries +21,000 member organizations	Credicorp - 2022 BCP Bolivia – 2020 Prima AFP – 2013 BCP – 2009 Pacífico Seguros – 2008	Shows our commitment to sustainability and Human Rights in a public and visible way and allows us to be part of a global network for learning and innovation.
Perú Sostenible https://perusostenible.org/ Largest network of companies in Peru that promote Sustainable Development.	Credicorp – 2021 Mibanco Perú – 2021 Pacífico Seguros – 2012 Prima AFP – 2012 BCP – 2009

Exchange of good practices, learning and achievements with national and international leaders from all sectors.

2022 – Perú Sostenible Event: exchange regarding the challenges of and progress toward complying with the 17 SDG

● Our CEO, Gianfranco Ferrari co-presided this event

● We invited a global expert to a dialogue about sustainability in the financial sector.

Nexos +1 https://nexosmasuno.com/ Nexos+1 promotes business transformation to combat climate change in Latin America.	Credicorp – 2021 Pacífico Seguros – 2021 Prima AFP – 2018	We are working with other companies to take on challenges related to combatting climate change as we seek to harness opportunities

Es Hoy https://eshoy.pe/ Movement of business leaders committed to working for an inclusive, prosperous and sustainable Peru. 38 members +15 industrial sectors.	Credicorp – 2021 Mibanco Perú– 2022 Credicorp Capital – 2022 BCP – 2021	Our CEO Gianfranco Ferrari is a member of the Directing Council. The general managers of BCP, Mibanco and Credicorp Capital are also part of this organization.
Executive Board for Green Taxonomy Green Protocol (Protocolo Verde) Participative space driven by the Ministry of the Environment in Peru.	Credicorp – 2022	Active follow-up on the implementation of the Roadmap for Green Finances and an initiative to drive the adoption of a national Green Taxonomy, which is currently under development.

Other affiliations and adhesions 2022[17]
	Equator principles	PRI[18]	TCFD	PIR[19]	ABE[20]	CFA Institute	Red Acción	Women’s World Banking	UN Women	Colombia FIntech	Asobancaria	Asomicrofinanzas	APESEG	ASOMIF	ASBANC	UNEPFI	AAFP[21]
BCP	✔️				✔️										✔️
Mibanco					✔️		✔️	✔️						✔️	✔️
Pacífico Seguros		✔️		✔️	✔️								✔️
Prima AFP		✔️	✔️	✔️	✔️	✔️											✔️
Credicorp Capital		✔️	✔️[22]			✔️
Mibanco Colombia			✔️				✔️			✔️	✔️	✔️				✔️
BCP Bolivia									✔️

17 Not exhaustive

18 Principles for Responsible Investment (Global).

19 Program for Responsible Investment. Local initiative (Peru) related to responsible investment.

20 Asociación de Buenos Empleadores (Peru).

21 Asociación de AFP

22 Credicorp Capital Asset Management

Awards and Recognition

The recognition we have obtained for our initatives motivates us dig deeper to implement our strategy and continue integrating sustainability in all we do.

Integrating Sustainability

SDG 5, 8, 9, 10, 13, 16, 17

After developing our Sustainability Strategy 2020-2025, we embarked on a journey to integrate sustainability in everything we do. With each passing day, we make measurable progress. We have put together an implementation plan that integrates sustainability in both our business and operating models. In our 2020 report, we published the following graphic to show how we plan to expand our sustainability lens as we strengthen our corporate identity on the path toward a more comprehensive focus on sustainability. Today, we would like to dedicate this section to the review of our progress.

Integrating Sustainability in Our Business Model

Our process to implement our strategy entails integrating sustainability in our business model (products, services, channels, among others). To accomplish this, we work on various platforms associated with each of our strategic pillars:

In the map of initiatives on the following page, we provide concrete examples of the products and services that we develop in each platform (some belong to more than one platform). These examples are described in detail in the Social and Environmental chapters of this Report; we also provide in-depth information on scopes and impacts.

Map of initiatives by platform

FINANCIAL INCLUSION
Initiative	Description	Company
Yape	Digital Wallets	BCP
Soli		BCP Bolivia
Crediagua	Financing access to essential services	Mibanco
A-morosos	Financial rehabilitation program
Simi	Financial inclusion through language
A-morosos	Program for financial rehabilitation	Mibanco Colombia
Savings for the future	Voluntary contributions to pension savings	Prima AFP
Inclusive insurance	Products for individuals and micro, small and medium business at a low cost via mass channels	Pacífico Seguros

HELP SMALL BUSINESSES GROW
Initiative	Description	Company
Beyond Banking	Tools to formalize companies	BCP
Contigo Emprendedor	No-cost education program to drive development of micro and small businesses
Drive for PYMES	Working capital loans and invoice discounting
Juniy	Micro loans to bank people through digital channels	Mibanco
Yevo	Online platform for businesses with educational content and access to financial products

SIMPLICITY AND TRANSPARENCY
Initiative	Description	Company
Mi Estado Prima	New, simplified format for account statements	Prima AFP
Points of Contact	Prioritizes initiatives to resolve complaints about Simplicity and Transparency at points of contact	Pacífico Seguros
Measuring S&T	Half-year assessment of clients’ perceptions of simplicity and transparency	Prima AFP, Pacífico Seguros, Credicorp Capital, BCP Bolivia, Mibanco

OPPORTUNITIES AND PRODUCTS FOR WOMEN
Initiative	Description	Company
Crédito Mujer	Inclusive credit for women	Mibanco Perú
Female Centric Approach	Gender focus in Wealth Management	Credicorp Capital
Alliance with the Fundación Emprender Futuro	Financial education for women who own microbusinesses	BCP Bolivia
Mujeres Pa’Lante	Specific inclusive financing for women, finances working capital and fixed assets	Mibanco Colombia

Sustainable AuMs
Initiative	Description	Company
ESG programs and policies in investment decisions	Policies and programs to integrate ESG factors in investment decisions	Prima AFP
Plan for Relations	Relations with issuers to promote good ESG practices
Integration of ESG criteria	Portfolio assessment with ESG guidelines	Pacífico Seguros
Strategy for Relations	Relations with issuers to promote good ESG practices	Credicorp Capital
Asset assessment according to ESG guidelines	Asset assessment in alternative assets according to ESG guidelines (Private debt, Real Estate Development, Infrastructure, listed assets)
ESG in the Investment Advisory Process (GP)	Incorporation of ESG criteria in the Investment Advisory program for Wealth Management
ESG funds, topics and impact investing	Offering of ESG funds

SUSTAINABLE FINANCE
Initiative	Description	Company
Sustainable Financial Products	Sustainable and transition financing, Eco-factoring, own issuance of sustainable bonds	BCP
Sustainable Financial Products	Wholesale and Retail loans for electric cars, designs for products for energy transition and sustainable agriculture.	BCP Bolivia
Structuring and placement of earmarked emissions	Position Corporate Finance as a player in sustainable finance in the green and social bond market in Latin America	Credicorp Capital

FINANCIAL EDUCATION
Initiative	Description	Company
ABC at BCP – Mass media	Financial education through mass media: web series 5to Piso, AON por Redes ABC, Iniciativa a Amas de Casa, Client bulletins, Influencers	BCP
ABC del BCP: Financial Education Training	Online courses and workshops for financial education
Financial Education from a business perspective	Changes in undesirable financial behavior (over indebtedness, delinquency, overdrafts)
Client academy	Training clients to develop digital skills to operate from any device	BCP Bolivia
Basic program for Financial and Digital Advice	Advise/Train our clients through the Relationship Advisors, who educate about	Mibanco Perú

Financial Education and Business Management Training and advice for digital matters for business management and finance.
Munay	Volunteer program to provide advice and accompaniment to clients and training for entrepreneurs
Mi Consultor	Program to train clients through partnerships
Training workshops with partnerships	Leveraged synergies to work with Public and Private Partnerships to promote financial inclusion and education
Improving my bodega (corner store)	Webinars to manage business and finance imparted by experts from CENTRUM, ISM and Mibanco.
Worshops to Talk with Experts	Webinars for business and financial management that are imparted by experts. Finished in March 2022.
Yo sumo, yo doy, yo soy	Volunteer program for financial education	Mibanco Colombia
Basic Program for Financial and Digital Advice	Advise/train our clients in Financial Education and Business Management through our Relationship Managers. Create environmental awareness among our relationships managers so that they can provide environmental tips to our clients.
Miacademia del Progreso	Education for business management
ABC of Pension Savings	Financial education and pension savings through online workshops, web education and courses at workshops	Prima AFP
El Depa	Educational web series
ABC at Pacífico	Education on insurance, imparted through mass media, communications courses and education from a business perspective	Pacífico Seguros
Comunidad Segura	Training program on risk prevention for vulnerable populations
Protege 365	Preventing occupational risks for client companies

Integrating Sustainability in our Operating Model

Our enablers are the fronts through which we integrate sustainability in the operating model. They act as levers for the internal changes that the organization needs to make to successfully execute the sustainability strategy. The working fronts that we have prioritized correspond to the main corporate functions at Credicorp:

Operating Function / Area	SUSTAINABILITY ENABLERS
Human Resource Management and Development	Drive change management Build the workforce of the future Champion diversity, inclusion and gender equality
Risks	Integrate ESG factors into risk management framework
Finance	Be a steward of long-term value creation Optimize communications and reporting to capital markets
Compliance and ethics	Encourage people to do the right thing
Corporate Governance	Enhance corporate governance frameworks
Others	Social Responsibility Reduce direct environmental footprint

Change Management - Integrating sustainability in the DNA or our leaders and employees

To achieve sustainable transformation, we recognized a primordial need to incorporate sustainability into the organizational culture and in the DNA of both our leaders and employees. In 2021, we began to develop a change management strategy and successfully rolled out efforts to foster our employees’ knowledge and understanding of our sustainability strategy. Additionally, we worked to generate a sustainability structure and equip it with the tools and support that leaders need to incorporate sustainability at the management level.

WE STRIVE TO INTEGRATE SUSTAINABILITY IN THE DNA OF OUR LEADERS AND EMPLOYEES

In 2022, we continued initiatives to prepare the organizational context to insert sustainability in our companies’ processes and management. We worked closely with senior leaders and middle managers to strengthen their knowledge and commitment.

Furthermore, as part of the incorporation of sustainability, we have an ESG indicator, which represents between 15% and 20% of the performance chart of both the CEO of Credicorp and the CEOs of the subsidiaries. This indicator varies between companies and is aligned with the corporate business strategy and/or of each subsidiary, as the case may be.

Our change management plan addresses four strategic axes, which contemplate specific initiatives at the corporate and subsidiary level as described below:

Corporate Sustainability Training 2022 - CREDICORP -
Segment	Objectives/Issues treated	Results
		Participants		T2B
		#	% of total	Content quality	How strategic is sustainability for the future of Credicorp and its subsidiaries?
Director	Keep directors up-to-date with regard to trends and new material issues for Boards in the financial sector (Example: Human Rights and diversity and inclusion). ESG reflections that un director should keep in mind, including auditing, risks and compensation and nominations.	28	78%	78%	94%
Management committees, managers with corporate functions and sustainability leaders	Review of ESG trends. Emphasis on environmental issues and climate change. Opportunity in “E”: global trends and Credicorp’s context	63 senior leaders	almost 75%	87%	97%
Mid-level management: General	Provide introductory and transversal sustainability content adapted to mid-level management leaders; this is in addition to the general sustainability course for employees	857	+60%	72%	87%

Within our change management framework, we provided specific training on sustainability issues to middle managers at each subsidiary and utilized course content that is relevant to each line of business. The levels of satisfaction with the contents were always above 76% and participants’ perception of the strategic relevance of incorporating sustainability at their subsidiary was consistently 73% or above after each training session.

23 Average results of the Labor Climate Survey of Credicorp Subsidiaries, 2022: : BCP Perú, BCP Bolivia, Mibanco Perú, Mibanco Colombia, Pacífico Seguros, Prima AFP y Credicorp Capital

On-going training via courses and seminars are also provided by our corporate sustainability team to bolster specific teams’ knowledge, such as Wholesale Banking, Loans, SME-Business Banking, Corporate Compliance, BCP Risks and Supplier Management.

To measure the success of the implementation of our Change Management Program, we included three questions in the annual workplace satisfaction survey. The results obtained were well above the top-two-box of 75% that was initially sought.

Questions from the workplace climate survey 2022	Credicorp[23]
I believe that at Credicorp and within my company, there is true willingness to advance in the implementation of initiatives and the sustainability strategy	91%
I understand the relevance of sustainability to the success of Credicorp, my company and stakeholders	94%
Credicorp and my company have made tangible and concrete progress with regard to sustainability	91%

Integrating ESG factors in the risk management framework

Material Issues Economic and Financial Performance

GRI 3-3, 201-2

Pillar 1

A key enabler of our sustainability strategy entails integrating ESG factors in the risk management framework. Despite the fact that we actively manage both our loan and investment fronts, we are seeking to enhance the robustness of management by developing a framework for ESG risk management that aligns our efforts with the best practices in the financial industry.

In 2021, we developed an ambitious project with clear objectives that will cover the entire organization and strengthen our management of ESG risks in the short, medium and long-term. The project is currently covering the wholesale loan business line at BCP and BCP Bolivia and the investment business line at Credicorp Capital, Pacífico Seguros, Prima AFP subsidiaries and Treasury at BCP.

Development of the framework to manage ESG risks began with establishing an aspiration for financing and investment. Subsequently, each of these business lines developed a work plan to 2025. The progress in active management of ESG risks is currently concentrated in the loan and investment lines and is seen primarily at the Environmental level. Progress is further described in the Environmental Chapter, in the section “2) Environmental – ESG Risk Management”.

Be stewards of long-term value creation

Integrating ESG factors in the Finance function is another fundamental enabler with two fronts: processes and indicator management. In terms of processes, we strive to ensure that our decision-making process is more comprehensive and incorporates our vision of sustainability and its impact on stakeholders. With regard to indicator management, we recognize that progress must be measured quantitatively and qualitatively. As such, in 2022 we continued to utilize our corporate dashboard for sustainability metrics, which consolidates our follow-up on the sustainability program’s progress in fulfilling our ambitions. This is a joint effort between the Finance team and the Sustainability Office, in coordination with sustainability leaders at the subsidiary level, their teams and different “owners” within the business.

Integrating ESG factors in the Finance process

In 2022, we began to explore how to leverage finance processes to improve our alignment with our ESG ambitions. As we continue to explore, in 2023 we will begin to experiment with some pilots for project assessment as we refine our review process and quarterly focus.

Our Sustainability Metrics

We have a corporate sustainability dashboard for sustainability metrics, which is comprised of the main indicators that we use to measure our strategy and which correspond to the ambitions in our 3 pillars. These metrics contemplate transversal indicators, for example measuring carbon footprints, and specific indicators that are aligned with initiatives at the subsidiary level. To review the results of the corporate metrics, please refer to the annex: Corporate Dashboard for Metrics.

At the corporate level in 2022, we continued to refine our indicator management. With the assistance of international experts, we designed a methodology to measure the impact of our initiatives on society (primarily on our clients) and on the environment. In 2023, we will use this methodology to identify and measure impacts by subsidiary. In 2023, we will continue to strengthen our metrics as we develop corporate guidelines, definitions and objectives for different platforms. Our focus will be on aspects that present higher maturity levels, such as financial inclusion and financial education.

Additionally, the subsidiaries incorporate various key sustainability indicators in their aspirational strategic objectives. Next, we provide details on these indicators, with an eye on the mid-term:

Subsidiary	Platform	Indicator	2025
BCP	Financial Inclusion	Number of new clients who have been financially included that have made 3 transactions on average over the last 3 months	6 million
Mibanco Perú	Opportunities and products for women to bolster financial inclusion	Women banked (% of total banked)	65%
	Financial Inclusion	Market share (%) of banked population	25%
Mibanco Colombia	Financial Inclusion	People banked from 2023 to 2025	140 thousand additional people
Pacífico Seguros	Financial Inclusion	Stock of inclusive insurance policies	4.2 million
	Financial Education	Insurance education indicator derived from Public Opinion in the Reputation Study	63%
	Simplicity and transparency	Indicator to measure satisfaction with simplicity and transparency	81%
	Sustainable AuMs	PRI Assessment: Policy Module	4 points
Credicorp Capital	Sustainable AuMs	PRI Assessment: Investment and Stewardship Policy module	5 points (2024)
BCP Bolivia	Financial Inclusion	Usability in Soli	50%

Prima AFP	Sustainable AuMs	PRI Assessment: Investment and Stewardship Policy module and Indirect Assets Module	4
	Financial Inclusion	Open voluntary contribution accounts for pensions that have a positive balance	270,000 accounts accumulated
	Financial Education	Young people impacted by the financial education program	100,000
	Simplicity and transparency	Understanding of communications	90%

Strengthening relations with the capital markets

Since the founding of Credicorp and its listing on stock exchanges, we have developed a series of communications channels with different participants in the capital markets. These venues are bi-directional and allow us to transmit information on our strategy, management and progress and to gather information on the expectations of the aforementioned participants and incorporate the same in our decision-making process. The universe of participants in the capital markets includes investors, analysts, regulatory institutions, rating agencies and proxy advisors.

After creating the Sustainability Program, we saw a need to improve access to relevant information on sustainability. As such, in 2021 Credicorp incorporated international standards for sustainability reporting: Global Reporting Initiative (GRI) and Sustainability Accounting Standard Board (SASB). In 2022, we published a complementary annex that contains variables of interest to investors and rating agencies. Over time, we expect to increase the robustness of this content. The materiality analysis presented in this report used a large portion of the information obtained in interactions with these participants, which leveraged the trust relations we have forged over the years to improve the richness of the qualitative and quantitative data acquired. The results of this analysis are described in the “Materiality Analysis and Strategy” section.

Investor Relations

Our management of and relations with investors are guided by our purpose to “connect the market to Credicorp’s strategy and value.” To accomplish this, we build relations through on-going communication and interaction with the market’s participants. Our interactions are bi-directional (from and to the company) and serve as a platform to inform the market of our value proposition and incorporate stakeholder expectations in the Group’s strategic decision-making processes.

Our relations are governed by 3 principles:

1.	Transparency and equity: providing relevant strategic, financial, and operational information in a transparent fashion that respects parameters of equal treatment for all stakeholders.

2.	Opportunity and Quality: guaranteeing opportune disclosure of information to our stakeholders and providing high-quality information in terms of presentation, analysis, and consistency, in accordance with application legislation and best practices, so that they can make informed and on-target decisions.

3.	Empathy and Assertiveness: forging trust-based relations that benefit the company and the stakeholders represented on it.

Our communications and interactions are maintained through diverse channels, including meetings, calls, conferences, events, publications, among others which are frequently used. Additionally, Credicorp's website (credicorp.gcs-web.com) contains information about the company and its subsidiaries. The website includes stock information, dividend policy, financial results, quarterly and annual reports and presentations, events and conferences, press releases, information reported to U.S. Security and Exchange Commission (SEC), sustainability documents, whistleblower system, among others.

In 2022, we continued to inform the capital markets of our progress in the realm of sustainability and placed particular emphasis on ESG in our conference calls for quarterly results. To further disseminate information on our sustainability and ESG journeys, in 2022 we hosted a number of encounters to discuss our focus and achievements and rolled out our second ESG Update and visited investors in New York, London and Paris. We received powerful feedback at these meetings and are better equipped to understand investors’ concerns and expectations.

For more detail about our Investor interactions, please visit the Annex of “How we approach relations with our stakeholders” or please direct communications to our IR Inbox: investorrelations@credicorpperu.com.

Sustainability Ratings

Sustainability ratings provide us with information on how external agents view our performance on the ESG integration front. We seek to ensure that the progress of our management of the integration process translates into improvements in our ratings. Our score in these ratings has improved gradually over the past few years and in 2022, we registered improvement in the 3 ratings that are highly relevant to Credicorp:

MSCI: our rating rose from BBB in 2019 to AA in 2021 and 2022

Sustainalytics: on an inverse scale, we went from 30.8 in 2021 to 23.8 in 2022, going from “High Risk” to “Medium Risk,” where we are situated close to the lower limit of this category (20-30).

To the second consecutive year, we have been selected to be part of S&P / BVL Peru General ESG Index 2022-2023 of Dow Jones Sustainability Index (DJSI). This index evaluates the performance of shares of Peruvian companies with regard to environmental, social and good corporate governance criteria. We improved our rating by 25%, situating at 55 points in 2022 versus 44 in 2021.

WE BELIEVE THAT THE IMPROVEMENTS IN OUR RATINGS ON THE MAIN SUSTAINABILITY INDEXES REFLECTS OUR PROGRESS TOWARD OUR VISION OF BECOMING A LEADER IN SUSTAINABILITY. WE ARE FULLY COMMITTED TO THIS ON-GOING EFFORT, WHICH HELPS US EXERCISE OUR ROLE AS AN AGENT OF CHANGE.

If we compare our progress with that of the rest of the industry, the improvements in our ratings position us above the average for the financial sector at a global level:

Rating Agency	Scale	Credicorp’s Current Rating	Date	Industry Average	Comment
MSCI	CCC – AAA (0-10)	AA (5.5)	Dec. 2022	5.0	Among the 34% with an AA rating
Sustainalytics	0 – 40+	23.8 (Medium)	July 2022	N/A	Ranked 325 of 1003
S&P Global	0 - 100	55	Sept. 2022	28	87th percentile 87[24]

24 Percentage at the global level and for the banking industry

Chapter 1

Social Management

SDG 5, 8, 9, 10, 16, 17

At Credicorp, we believe that to achieve our purpose, social issues must be at the core of our sustainability program. On the social front, we seek to contribute to sustainability through financial inclusion and financial education; innovation and transformation; diversity and equality of opportunities; enhanced wellbeing and retention of our employees; simplicity, transparency and client experience; and commitment to society and its needs. We believe that these axes are fundamental in efforts to achieving our purpose and our vision of being an agent of change and as such, constitute fronts of action on our sustainability journey.

The social issue that ranked the highest in our materiality matrix was financial inclusion. Experience has shown us that this issue is highly correlated with financial education, and both are considered fundamental and inherent to our purpose and highly linked to our business model.

All of our work platforms seek to generate positive impacts for the population, including our responsible and sustainable finance and investment platforms. As an example, we launched our first social bond, which was issued by Mibanco Colombia in 2022.

OUR COMMITMENT TO FINANCIAL INCLUSION AND FINANCIAL EDUCATION GOES BEYOND EXPANDING ACCESS TO MORE AND BETTER FINANCIAL PRODUCTS. OUR END GAME IS ALSO TO ENSURE THAT ACCESS LEADS TO AN UPTICK IN USE AND MORE IMPORTANTLY, HEALTHY USE

Additionally, our objectives for financial inclusion are linked to closing the gender gap and helping small businesses grow. Also, we are convinced that our partnerships will help multiply the positive effects that we generate for society.

In terms of our clients, our ambition is to improve their experience and satisfaction by leveraging innovation and transformation while respecting principles of simplicity and transparency. On the employee front, we aspire to develop a model for the workforce of the future that is agile; contemplates a significant number of employees with digital profiles; improves the gender balance; and increases diversity inclusion. With regard to suppliers, we are well aware that responsible supplier management is crucial and aligned with our vision of sustainability.

To this end, we have launched a strategy for responsible procurement, which is described in depth in “1) Social management - Sustainable Management of Suppliers” section.

Strengthening and Deepening Financial Inclusion

Material Issues Financial Inclusion, Economic and Financial Performance

GRI 3-3, 413-1

SASB FN-CB-000.A, FN-CB-000.B, FN-CB-240a.3

Pillar 1

At Credicorp, we are convinced that financial inclusion contributes to wellbeing. This is why we work through all of our lines of business to develop products, services and channels to increase financial inclusion and reduce barriers to financial system access. Our objective is to contribute to generating the changes that our countries need by driving economic growth, prosperity, financial resilience and ultimately, the wellbeing of the societies in which we operate. The following figure from the Assessment of Sustainable Economic Development of the Boston Consulting Group shows the correlation between financial inclusion and wellbeing, which holds true across regions.

Source: Assessment of Sustainable Economic Development, Boston Consulting Group, 2016

Our main initiatives on the financial inclusion front in 2022 included working with IPSOS to develop our second assessment of financial inclusion to measure gaps and monitor the evolution of inclusion in 8 countries in Latin America. Additionally, our subsidiaries worked to create solutions that are aligned with our financial inclusion and education objectives, which were rolled out for micro, small and medium businesses and individuals through our main inclusive products: Yape and Crédito Mujer (BCP); Crediagua and microfinance loans (Mibanco); and inclusive insurance (Pacífico Seguros).

Credicorp’s Financial Inclusion Index

In 2022, as part of our commitment to increase financial inclusions, we published the second edition of the Financial Inclusion Index (FII), which we developed in conjunction with Ipsos. This year, the study was conducted in 8 countries in the region: Argentina (new entrant), Bolivia, Chile Colombia, Ecuador, Mexico, Panama and Peru. New social variables were added this year to analyze the relation between financial inclusion and individuals’ access to internet; form of self-identification; or presence in the entrepreneurial

The FII was widely distributed and commented on by media in the region that specialize in economy and finance. Presentations were made to public and private institutions linked to financial inclusions and at events that brought together financial companies, academia, business associations and the press. Additionally, this index was used as a springboard to develop two complementary studies that analyze the relation between financial inclusion and both gender gaps and digitalization. These documents were also broadly distributed in the region.

The index has consolidated its position as a very complete and updated map of financial inclusion in Latin American and has become a highly valuable tool for monitoring, analysis and debate.

THE FINANCIAL INCLUSION INDEX HELPS IDENTIFY GAPS, MONITOR ACHIEVEMENTS AND DECIDE ON ACTIONS TO DRIVE FINANCIAL INCLUSION IN THE REGION

The study assessed 3 dimensions of financial inclusion and led us to the conclusion that one of the main barriers to access savings and loan products is potential users’ lack of interest in the same or the perception that they do not need the financial system. You can peruse the results of the FII on Credicorp’s web page here.

THE FINANCIAL INCLUSION INDEX 2022 ASSESSED 3 DIMENSIONS OF FINANCIAL INCLUSION: ACCESS, USE AND QUALITY PERCEIVED. THE HIGHEST SCORE WAS REGISTERED BY “QUALITY PERCEIVED.”

Credicorp’s FII 2022 measures three aspects to determine the level of financial inclusion (on a scale from 0 to 100, where the higher the score, the higher the level of financial inclusion)
	2021	2022	Variación
Access	33,3	45,4	+12,1
Use	24,4	29,2	+4,8
Quality perceived	57,1	58,0	+0,9

Most critical areas

Ranking of Countries Credicorp FII 2022
Score obtained (on a scale from 0 to 10 where the higher the score, the higher the level of financial inclusion)
Panama	54.6
Chile	52.3
Argentina	49.0
Ecuador	48.9
Colombia	44.7
Regional Average	44.2
Mexico	41.5
Peru	39.8
Bolivia	38.3

In all of the countries measured, the groups that have the highest level of financial inclusion are men; younger people; inhabitants of urban areas; people with higher education levels; individuals from the highest income bracket; entrepreneurs; workers in the formal economy; individuals with access to internet; and those who identify as white or mestizo.

The largest increases reported with regard to 2021 were seen primarily in improvement in knowledge levels and possession of financial products, frequency of use–particularly of mobile wallets such as Yape– and an increase in the number of people that work in and receive wages from formal employment.

As an addition to FII 2022, we will publish an analysis of the situation of financial inclusion in the macro regions of Peru. Two complementary studies will also be conducted to analyze the relation between financial inclusion and gender gaps and digitalization. These documents will be widely distributed in the region in 2023.

CONTRIBUTE TO IMPROVING LIVES BY DRIVING THE CHANGES THAT OUR COUNTRIES NEED

Main Products and Achievements with regard to Financial Inclusion at our Subsidiaries in 2022

Each subsidiary has a business team that is in charge of developing solutions that are aligned with the objectives to drive financial inclusion and education for individuals as well as micro, small and medium businesses.

Main achievements in Financial Inclusion
Subsidiary	Initiative	Achievements 2022
BCP	Yape Mobile Wallet	● +2.6 million people included since 2017 +1 million in 2022 ● 162 million transactions on average every month ● Launch of the microloan pilot: 130,000 loans; total disbursement level: 25 million
BCP Bolivia	Soli Mobile Wallet

●     442,045 users in 2022 between people and businesses

●     +88,000 users (over 2021’s figure)

●     Usability: increase of 12% (1Q 22) to 28% (4Q 22)

●     Service offering broadened: Inclusion of coupons with benefits + award of 10Bs for first transaction.

Mibanco	Banked clients	● 72,876 banked clients per asset ● 16,507 clients banked through accounts
	Financing to access essential services through Crediagua	● 106,309 loans ● +S/ 1,869 million disbursed ● 5,642 people banked
	Financial inclusion for women through Crédito Mujer	● 36,904 loans, ● +S/ 62.8 million disbursed ● 9,273 women banked (through credito mujer)
	A-morosos: financial rehabilitation program	● 1,164 new agreements generated this year through A-Morosos
Simi: Financial inclusion through language

●     Included 46 branches in the country (Cusco, Puno, Ancash, Huancavelica, Pasco, Huánuco, Junín, Apurímac y Ayacucho), where signage was included in two languages.

●     A survey was conducted with 91% of employees in Mibanco’s network; 20% speak an indigenous language.

●     A training pilot was conducted to teach a basic course of Quechua Collao; 120 participants began the program and 38 graduated.

●     82% satisfaction obtained in T2B of employees for this initiative.

Mibanco Colombia	A-morosos: financial rehabilitation program	● 534 new agreements generated over the year through a-Morosos
Pacífico Seguros	Financial inclusion through personal insurance/MYPES through mass channels

●     +2.6 million inclusive insurance policies in stock (BCP and Mibanco).

●     2 million clients with inclusive insurance

●     9 products

●     + 44,000 cases accompanied for a total of S/110 million in claims (2020-2022).

Prima AFP	Financial inclusion through savings for the future	● 16,986 voluntary pension savings accounts opened

To learn about other metrics of Financial Inclusion, see the Financial Inclusion Section of the Annex.

BCP – Financial Inclusion and Education through YAPE

Yape is our mobile wallet. It allows users to make payments quickly and intuitively with a mobile phone number or QR code. Growth in the use of this apps reflects a rigorous user experience design that prizes consistency and simplicity, which increases usability. Currently, Yape processes 162 million transactions a month on average. Yape Top Offs for mobile phone registered 60 million transactions for + S/350 million from July to December 2022.” “Yape Promos,” in turn, provides exclusive discounts to its clients to purchase products and services at a variety of commercial establishments.

In 2023, this program expects to reach 1 million discounts acquired. The objective is to financially include more Peruvians; increase Yape’s usefulness in the day-to-day; and ensure that the app, and by extension the financial system, is used recurrently.

YAPE FINANCIALLY INCLUDED 1,039,664 PEOPLE IN 2022 AND MORE THAN 2.6 MILLION SINCE 2017

Most used wallet in Peru → **Main tool for financial inclusion in the country**

PERU WITHOUT BARRIERS

+2.6 million financially included since 2017

1,039,664 people financially included in 2022 alone.

162 million transactions per month

+11 million yaperos in total

50 thousand yaperos received financial education

130 thousand microloans

49% of financially included were women

To deepen responsible financial inclusion, Yape has implemented initiatives that reached 50 thousand people in the following way:

●	Audiovisual content that we disseminate through own channels such as ABC del BCP or asynchronous courses on how to use mobile wallets or access a Yape loan.

●	Partnerships to provide financial education workshops with directors of grassroots organizations (community food ketches and community food pots) and even university students.

TRUST IN THE SYSTEM AND OF FINANCIAL ENTITIES IS FUNDAMENTAL TO ENSURING THAT INCLUSIVE INITIATIVES ARE SUCCESSFUL. WE PRIORITIZE AND IDENTIFY WAYS TO IMPROVE THESE INDICATORS AT THE PRODUCT CONCEPTION AND FINANCIAL EDUCATION LEVELS.

Additionally, to deepen financial inclusion, in 2022 we launched a microloan pilot through Yape. The objective is to offer automatic disbursements to clients for loans between S/ 150 and S/ 200. To date, we have placed close to 130 thousand microloans.

Pacífico Seguros – Inclusive Insurance

In accordance with its sustainability strategy, Pacifico Seguros has assumed a commitment to drive insurance inclusion in the country by providing access to accessible and adequate insurance products for unserved populations through channels at BCP and Mibanco. The objective is to reach the largest number of vulnerable Peruvians possible to provide insurance that protects them f severe financial impacts due to unexpected events (such as death, illness, workplace accidents and unemployment). These products are designed to be: simple as well as easy to understand and activate; easy to distribute; accessible in terms of price; and offer quick compensation for claims.

Achievement in 2022
Through BCP:
● Launch of insurance sales through Yape
● Launch of insurance sales through Agentes BCP with a new product “Efectivo Protegido,” which protects clients that are robbed or assaulted while withdrawing cash.
● Launch of embedded sales of inclusive insurance through Mobile Banking
Through Mibanco:
● Increase in the effectiveness of insurance clients stands at 74%[25] at the national level
● Launch of a new insurance product "Tu Plata Segura”. This policy covers theft/assault/larceny relative to withdrawals at tellers at any of the bank’s agencies. This policy covers incidents that occur up to 2 hours post-withdrawal.

Mibanco – Crediagua

Crediagua seeks to create awareness and sensitize vulnerable populations about the sanitary improvements that are necessary to ensure their families’ wellbeing and development. According to information from Water.org, 2 million people lack access to drinking water (this represents 6.25% of the total population in Peru) and 4 million people lack access to sewage and/or sanitation (12.5% of the total population of Peru). Crediagua serves as a powerful vehicle for Credicorp to act as an agent of change as a provider of essential services; contributes to creating awareness of good sanitary practices; and provides our clients with a venue for financial inclusion.

We worked with Water.org from 2015 to the end of 2020 through the “National Water and Sanitation Program”. This program consisted of fieldwork and workshops led by the NGO’s monitors.

The year 2021 marked the end of our partnership with Water.org. Mibanco successfully graduated from the program and offered employment to the program’s monitors to ensure continuity and retain know how.

In 2022, we resumed some activities that we had paused during the pandemic. One of these efforts was Huella Hídrica,” which offers workshops to community associations and shanty towns to create awareness of the benefits that can be wrought by improvements to household sanitation systems. Our team of Monitors of Inclusive Products, together with our Relationship Managers, led this activity by offering workshops; promoting the Crediagua product; and capturing prospective clients that required financing to make sanitary improvements. During the second half of the year, we have seen an uptick in loan disbursements, which totaled 10 thousand a month in 2022. In 2023, we expect to resume pre-pandemic levels for loan disbursements (14 thousand operations on average) by strengthening communications initiatives and awareness among our sales force and clients.

 257.4 of every 10 Mibanco clients have accepted the optional insurance policies attached to their loan

Closing the Gender Gap with our Products and Opportunities for Women

Material Issues Diversity Inclusion and Equality of Opportunities

GRI 3-3

Pillar 3

We are committed to promoting spaces and initiatives that empower people by generating conditions for their complete inclusion in society and the economy. At Credicorp, we are aware that the gender gap in the region is significant and drive efforts to explore and develop business opportunities with women in mind through the platform “Opportunities and Products for Women”. Four companies in the group: Mibanco, BCP Bolivia, Credicorp Capital and BCP Peru (through Yape), are actively analyzing data on our products to identify gaps or gender differences in client behavior or use of products. This provides valuable information to improve product design and user experiences.

Some indicators of financial inclusion of women are:

Indicators	2021	2022
% Users financially included through Yape that are women	48%	49%
% Female users of Soli in BCP Bolivia	48% of total	51%
Female clients in Mibanco’s portfolio	48.98% of total	50.62%
Soles disbursed by Crédito Mujer Mibanco (S/)	40.9 million[26]	62.8 million
Number of women banked by Crédito Mujer	4,174	9,273
Total of women that access a loan through Crédito Mujer	19,977	31,366

Mibanco Perú- Crédito Mujer

Crédito Mujer was created in response to the fact that women in the C and D socio-economic sectors have limited access to financial services. In 2022, in addition to analyzing our portfolio to identify gender gaps, we analyzed the educational material available through our YEVO platform and focused on making Crédito Mujer a more inclusive and effective product for our clients.

We conducted a diagnostic of gender violence and the inclusion of women in financial services. The findings showed that we needed to train both our sales force and our clients to bolster their understanding of equity and capacity to identify gender bias.

Economic or financial violence─ where partners restrict access to funds/use or limit the woman’s ability to make financial decisions─ affects women’s inclusion in the financial system. We can be part of the solution and have begun taking action by launching an online gender equity training program for our sales force, which is imparted by experts. The program addressed the importance of equity, discussed key concepts, and offered Crédito Mujer as an alternative for financial inclusion. Our objective is to ensure that our relationship managers are conscious of their role and impact, and to know how to address economic violence situations having the tools they need.

To strengthen Crédito Mujer’s role in inclusion via financial education and empowerment of female entrepreneurs, we formed a partnership with Cálidda (natural gas distributor) and Mincetur (Ministry of Foreign Trade and Tourism) and broadened the profile of our target audience (not just women with secondary income-currently also for those who are primary breadwinners). Additionally, YEVO launched a new community ,“Emprende Mujer”, which seeks to provide contents that are relevant to female entrepreneurs and offer opportunities for financing.

26 Data corrected based on the 2021 report

Lastly, Mibanco launched a large-scale campaign “Impulsando Sueños” in March 2022. We used this initiative to send women messages of empowerment to strengthen their confidence levels.

The aforementioned actions helped us in the process to recover loan levels for Crédito Mujer, compared to 2021 levels.

In 2023, we will continue to drive efforts to place Crédito Mujer loans by improving our credit guidelines and processes. Additionally, through projects such as "Empoderamiento Familiar," we will focus on creating awareness among our workforce of issues related to equity and gender bias and will train our clients in these areas. Moving forward, we will continue strengthening our partnerships by generating synergies and including more entities that promote inclusion of women.

Mibanco Colombia – Mujeres Palante

Like Peru, Mibanco Colombia has a credit product that seeks to transform the lives of women microentrepreneurs and drive the progress of their families. This product for financial inclusion specifically targets women who engage in recurring or non-recurring activities and are looking to secure working capital or finance a fixed asset. In 2022, we strengthened the process to educate women who receive financing; began offering a product through the new channel Arrieros27; and sought out new partnerships with entities or initiatives that contemplate a gender focus.

In 2023, our projects include:

●	Strengthening product conditions, calibrating the profile of women to be banked.

●	Continuing efforts to generate alliances with a gender focus.

In addition, to enhance this product, Mibanco Colombia issued a gender social bond in 2022 (see more information in section “2) Environmental management - Sustainable Finance”).

BCP Bolivia joins forces with Fundación Emprender Futuro – Mujeres Emprendedoras

According to diverse studies conducted in Bolivia, it is estimated that close to 38% of women in the country are engaged in some kind of entrepreneurial effort. This project targets female entrepreneurs in Bolivia to build and enhance their knowledge of financial issues. The objective is to aid them in their quest to manage their businesses better, which helps ensure sustainability and secure economic independence. In 2022, we trained 2,659 women. In 2023, we plan to reach 2,000 more women and develop a financial product for female entrepreneurs.

27 Sales force that specializes in placement

Transforming Financial Education

Material Issues Financial Education

GRI 3-3, 203-1, 203-2, 413-1

SASB FN-CB-240a.4

Pillar 2

HELPING PEOPLE IMPROVE THEIR FINANCIAL KNOWLEDGE AND SKILLS SO THAT THEY CAN MAKE BETTER DECISIONS

Financial education helps people develop a deeper understanding of the financial products and services available in the market so that they can make better decisions. We are convinced that a solid financial culture strengthens Peruvian’s trust of financial institutions; builds their confidence as users; and promotes healthy relations with money and the adequate use of financial products and services. In this context, financial education is a key enabler of responsible financial inclusion.

At Credicorp, we have worked on different initiatives for financial education, including (a) mass communication of educational content, (b) on-site and online training programs and (c) education efforts for businesses. Each model seeks to impart knowledge and tools to clients and the public in general to position them to take full advantage of everything the financial system has to offer.

Our Financial Education Platform seeks to align different initiatives across our subsidiaries; expand our scope through the use of digital channels and key partnerships; and share successful cases that can be replicated at the Group’s companies.

Subsidiary	Initiative	Achievements 2022	Partnerships to strengthen our scope
BCP	ABC at BCP Mass media, training courses and education from a business perspective to provide advice and useful tools for personal finance to clients and non-clients

Mass media:

●   49 million accumulated views for the Web series 5to Piso

Training program:

●   234,760 people completed online courses

●   54,798 young people completed the course for universities and institutes

●   15,477 people who were not formally included in the financial system were trained

Education from a business perspective:

●   83,385 people improved their financial behavior through pilots of alerts

●   Ministries – Training for scholarship students, rural agricultural workers, putting looking for employment

●   Municipality of Lima – Training on markets

●   NGOs– Training for community soup kitchens and communal food pots

●   National Program for Scholarships and Educational Loans (Pronabec) through universities, institutes and Yape

●   Association of Banks of Peru (Asbanc): Finanzas al Toqque – microbusiness owners and families

●   Superintendency of Banking and Insurance (SBS) – Global Savings Week

Mibanco

●       Basic Program for Digital Advice: training and advice for business and financial management

●       Munay: Volunteer programs to provide advice and training to entrepreneurs

●      Miconsultor: training program for clients in partnership with universities throughout the country

●       Training workshops with partners: leveraged synergies with Public-Private Partnerships to promote financial inclusion and education

●       Mejorando Mi Bodega (Improving my Bodega): Webinars on business and financial management imparted by experts from Centrum, ISM and Mibanco

●      Talking with Experts Workshop: Webinars on business and financial management imparted by experts. Ended in March 2022.

251,153 people received at least one training session from Mibanco (identified with name and document number) through 378,134 training sessions (training and advisory sessions through the Financial Education program rolled out throughout 2022). Some people participated in two or more sessions.

PBAFD

●  Portfolio of clients

Munay:

●  Teletón

●  CERTUS

●  Webinars Munay

Miconsultor:

●  Universities

 Partners:

●  Calidda

●  Municipality of Lima

●  Mincetur

Mejorando Mi Bodega:

● Mejorando mi bodega Program (Centrum and ISM)

Pacífico Seguros

●       ABC at Pacífico: tools for edutainment to educate people about insurance and generate awareness of its importance in different stages of a person’s life.

●       Comunidad Segura: Prevention program with social impact to prevent risks in vulnerable communities, in partnership with our client companies. This program’s objective is to build a more resilient society in the face of unexpected events and to generate awareness of natural risks and fire prevention.

●       Protege 365: seminars, training, advice, inspections and support material for management systems at client companies. The aim is to help our clients strengthen their systems for accident prevention; reduce claims; and consequently, protect their employees.

Mass media:

●  5.1 million unique visitors to the portal of ABC at Pacifico

●  +602,638 impacted through notes published in the blog of ABC of Pacifico

●  +900 thousand impacted with educational content through the video show “salado y piña”.

Training programs:

●  +12 thousand people trained through the Online Classroom in the portal of ABC of Pacifico

●  11,117 people trained on risk prevention through Comunidad Segura

●  2,197 companies trained; impact generated through advisory services and training for risk prevention programs through Protege 365. Additionally, +36 thousand employees at these

Comunidad Segura: ● Companies ● University ● Institute ● BCP ● Mibanco ● Foundations and civil society organizations companies were trained with contents relative to prevention of occupational risks.
Prima AFP

●       ABC de la Cultura Previsional (ABC of Pension Savings): to make more informed financial decisions and obtain a dignified retirement

●      Educational Web Series: Explains concepts of the PPS[28] in a fun and humorous way.

Mass Media:

●   11.7 million effective visualizations of the Web series “El Depa”

●   Educational Web “Ahorrando a Fondo”: 114,548 visualizations in the month that the program was launched (Dec.22)

 Training programs:

●  +61 thousand people trained

● ABC de BCP ● Contigo Emprendedor ● +15 public and private institutes at the national level.
BCP Bolivia

●       La Academia de Clientes (the Client Academy): Program for digital financial inclusion so that clients acquire capacities that allow them to conduct operations through digital channels.

●       Descubre: First interactive Financial Education Program of interactive program of Financial Education in Bolivia developed in the framework of the Association of Banks of Bolivia (ASOBAN). Innovative tool that integrates theory and practice in a simple and fun way. The public can set goals, administer finances effectively and learn about the Bolivian financial system.

	Training programs: ● 19,833 clients trained through the La Academia de Clientes. ● 18,790 clients trained through Descubre	●
Mibanco Colombia

●       Basic Program for financial and digital advice: empower and strengthen the relations model with Sustainable practices through financial education and efforts to create environmental awareness. The goal is to accompany our clients as they ascend their spiral of progress. Targeted clients are those who are behind on their payments or express an interest in accessing more educational resources to enrich their financial knowledge.

●       Miacademia del Progreso: education for business management

 Training programs

●  10,299 clients trained through the Basic Program for Financial and Digital Advice

●  10,840 clients trained through Miacademia del Progreso (My Academy for Progress)

●  223 clients trained through Dr. Financiero (Dr. Finance)

● Asomicrofinanzas

To learn about the results of each of the programs at the subsidiaries, and see the comparative information from 2021, see our Financial Education Annex.

28 Private Pension System

Strengthening Entrepreneurial Development and Micro, Small and Medium Businesses

Material Issues Financial Inclusion

GRI 3-3, 413-1

Pillar 1

HELP SMALL BUSINESSES GROW

Through our platform Help Small Businesses Grow, we seek to create an ecosystem of growth, maturity and financial resilience for micro, small and medium businesses and improve and increase the value proposition we offer them. Initiatives are implemented by our banking and microfinance subsidiaries.

Subsidiary	Initiative	Achievements 2022
BCP	● Beyond Banking: Tools to help businesses formalize ● Contigo Emprendedor: volunteer program ● Inclusion of PyMES through Yape, loans for working capital and invoice discounting

● +6,500 entrepreneurs connected with partnerships through Beyond Banking

● 110,690 beneficiaries through Contigo Emprendedor

● 2,209 new SME-Pymes clients through invoice discounting

● 47,143 new SME-Pymes clients through working capital loans

Mibanco	● Juniy: microloans ● Yevo	● 10,318 disbursements through Juniy ● 199,517 new affiliates during 2022

WE PROMOTE ACTIONS THAT REDUCE BARRIERS TO ACCESS AND STRENGTHEN BUSINESS FORMALIZATION

BCP - Contigo Emprendedor

The education program is provided at no cost to drive the businesses of thousands of micro and small business owners and is sustained by two pillars:

1.	Talent of Credicorp’s volunteers, who provide training in finance, digitalization, security and leadership. For more details on volunteer work, consult the Corporate Volunteer section.

2.	Technological tools that help us expand our scope. We have developed a course that we impart through whatsapp to be closer to small businesses.

Indicator	2021	2022	Accumulated to 2022
Number of beneficiaries of the Contigo Emprendedor program	38,559	110,690	163,319
Number of volunteers in the Contigo Emprendedor program	662	660	1,664

Of the 110,690 people trained, nearly 50% received training through our new whatsapp course and online campus while 20% were educated through partnerships with external agents.

BCP - Beyond Banking

CRECE Our One-Stop-Shop Platform for SME-Pymes
Objective: connect SME-Pymes to external partners that provide solutions (payment gateways, logistics operators, e-commerce, among others) and guidance to help businesses continue to grow
Initiatives 2022	Achievements 2022

1.  Focus: “beyond banking” services– solution to help businesses set up charters; legal services through partner notaries

2.  Objectives: bring newly chartered businesses closer to the bank from their moment of inception and offer them different financial and non-financial solutions to grow their businesses

30,000

Visits to the platform

+6,500
entrepreneurs affiliated, who are connected to +20 partners that help them grow

255

Entrepreneurs began the process to officially charter their businesses through Crece

BCP – Invoice Discounting for SME-Pymes

We offer financing for SME-Pymes that is supported by the ecosystem of e-billing and factoring, which benefits SME-Pymes that are not candidates for other credit products.

Next, we provide information on our achievements in 2022:

-	S/ 1,450 million disbursed in the SME-Pyme segment.

-	3,180 SME-Pymes benefitted from the invoicing product.

-	More than 85% of clients served were not eligible for other credit formats (working capital)

It is important to note that in 2022, 2,209 SME-Pymes were financially included through Invoice Discounting through a total of 11,637 loans. Next, we provide details on the loans disbursed over the last two years:

Indicator	2021	2022	Accumulated to 2022
Number of loans for invoice discounting to SME-Pymes - factoring[29]	2,425	11,637	14,062
Amount (S/) of negotiated invoices	60 million	254 million	314 million

Mibanco Perú - Yevo

Yevo is a web platform that offers entrepreneurs, at no cost, access to tools and services to help them develop their business. This is driven through four pillars:

●     Community- We rolled out the first community "Emprende Mujer" with exclusive content and access. In the first 30 days, we registered 1.775 affiliates; 85% active users; and 1.89 interactions per active user on average

●     Education – We implemented an LMS (Learning Management System) to provide educational functionalities (online courses, certificates and education forums). Plans are underway to increase the capacity of the educational content and to develop a curriculum for SME-Pymes.

●     Orchestration – We have developed relations with different actors across Yevo’s ecosystem.

●     Financial Services – In 2022, more than 208 thousand loan applications were channeled through Yevo for more than S/13 million in disbursements.

29 Total loans for invoice discounting for SME-Pymes that were served for the first time, in accumulated total for the year

Mibanco Perú – Juniy

The objective of this pilot for a business model is to ensure the financial sustainability of the micro segment (Loans < S/ 5,000) through a service model with remote and digital channels that eliminate the need for branches and physical documents, which makes the loan disbursement process more agile and safe for our clients.

Indicator	2021	2022
N° of disbursements	8,295	10,496
Disbursement total	S/ 15,296,267	S/ 18,041,472
Total N° of clients that cashed disbursements	8,268	10,318

Simplicity and Transparency that Generates Trust

Material Issues Simplicity, Transparency and Client Experience

GRI 3-3, 203-1, 203-2, 417-1, 417-3, 418-1

SASB FN-CB-230a.1, FN-CB-230a.2

Pillar 2

WE SEEK TO BUILD TRUST AND LONG-TERM RELATIONS WITH OUR CLIENTS THROUGH SIMPLICITY AND TRANSPARENCY

At Credicorp, we work to improve the simplicity and transparency of our communications and solutions so that clients can understand the conditions and costs attached to our products and services. To this end, we provide personalized solutions and recommendations to help clients achieve their goals and make better financial decisions. We measure perceptions of simplicity and transparency through client satisfaction surveys and use this information as input in our improvement processes.

Simple and Transparent communications

We work to ensure that all of our communication is direct and expressed in simple languages that clearly explains the conditions of our products and services. Our objective is to guarantee that clients have the information they need to make better decisions. As part of the enabler described in the Compliance and Ethics Section, we rolled out our fifth consecutive campaign to create awareness of responsible selling at BCP’s commercial units (for more information, consult the Our Policy on Market Conduct Section) in the Annex. This work is complemented by specific initiatives at the subsidiary level such as:

Main Initiatives by Subsidiary

Company	Initiative	Objective
BCP	Communications Campaign "Cuentas de Ahorros y Tarjetas de Crédito"	To create awareness of products’ characteristics to reduce complaints due to a lack of knowledge of conditions
BCP Bolivia	We work to improve and simplify processes and to communicate with and educate people	Accessing a savings account without going to a branch and requesting a loan or salary advance through digital channels
Prima AFP	Mi Estado Prima, an Account Statement created with clients	Demonstrate easily and interactively the most important information from our affiliates’ accounts: balance, profitability, contributions, status of D & S insurance.
Credicorp Capital	Improve provision of core information (Research and Portfolio Solutions) by implementing new channels for information dissemination (podcasts, emails, videos and others)	Improve their experience with Credicorp Capital Wealth Management in Peru.

Regulatory requirements for communication

In addition to the initiatives presented, we commit to fulfilling the regulatory requirements that apply to communication in the different geographies in which we operate. We are committed to aligning with the self-regulation guidelines generated by ASBANC30 and develop content according to the instructions provided in its manuals.

In 2022, BCP’s compliance with ASBANC’s guidelines for self-regulation stood at 97% of communications without errors. To reach 100% compliance on this front, our communications teams are receiving training from ASBANC.

In 2023, we hope to reach a compliance level of 100% of communications without errors (according to ASBANC standards) and will plan to use communication campaigns to reduce claims stemming from failures to understand the conditions of Credit Card products and Savings Accounts.

N° of cases 2022[31]
Cases of failure to comply with regulations that lead to fines or sanctions	0
Cases of failure to comply with regulations that lead to warnings	12
Cases of non-compliance with voluntary	0
N° of total cases	12

Claims Management

We are committed to providing quick and comprehensive responses to our clients. As such, each subsidiary manages and supervises its own claims management process. Teams at each company are highly trained in analysis methodologies and are equipped with the right tools to provide definitive solutions to complaints within the timeframes set forth by regulations. Subsidiaries also conduct follow-up and monitoring of claims; reasons that motivated claims; and form and time of resolution. Finally, we work with head of product and service channel teams to assess and coordinate plans for improvement to resolve the root causes of claims.

BCP, for example, attempts to address the largest number of requirements, procedures or other simple matters at the front office level. To accomplish this, our employees are equipped with the autonomy and tools to manage

30 ASBANC: Asociación de Bancos del Perú (Association of Banks of Peru) is responsible for regulating communication in the media, including televisión, radio, press, informative bulletins, internet, etc.

dissatisfaction at the first point of contact. The effectiveness of our first responders has increased 43% to 57% from 2020 to 2022.

Committed to Improving Our Client Experience

At Credicorp, we strive to provide our clients the best possible experience. To measure our performance and strengthen long-term relations, by the end of 2022, a total of 6 subsidiaries had migrated from the Customer Satisfaction (CSAT), which measures short-term client satisfaction to the Net Promoter Score (NPS), a long-term indicator that assesses client loyalty/recommendation and general feelings about the Brand. The change responds to a need to determine client satisfaction levels and find out if they are willing to recommend our companies.

The chart below shows our results in 2022 for our main subsidiary, BCP Peru, whose consolidated NSP was 56.

Our main subsidiaries have rolled out initiatives to improve their NPS results.

Main initiatives by subsidiary

BCP Perú has implemented the following improvement:

●	Reducing wait time at branches

31 In the calculation, the following companies are being considered: BCP, Prima AFP, BCP Bolivia and Credicorp Capital

●	Implemented a function in the web to reserve appointments to visit branches

●	Reduced the number of calls dropped in the Contact Center

●	Ensured optimum levels of operating stability through different channels.

●	Reduced the causes that generate client complaints

●	Complemented traditional collections management by creating remote and digital channels such as voice bots.

At Mibanco, we have prioritized three fronts of action to increase the NPS:

1.	Relationship Managers: “Visits to develop Relations” include questions to ask clients how they are faring and identify opportunities for improvement. Every month, we impact 50 thousand clients. Clients who receive visits report high levels of recommendation.

2.	Service at Branches: We have implemented standardized service protocols for platforms and tellers.

3.	Intensity of pre-delinquency collections: We reduced the intensity of calls to clients in the pre-delinquency stage and set up service protocols for payment reminders to create a balance between effective collections and the client experience.

At Prima AFP, we conduct monthly follow-up on satisfaction, comprehension and usefulness of communications about investments and profitability and on a quarterly basis, we measure public opinion and client satisfaction. To differentiate our services, we have improved our benefits program and the discounts and promotions we offer clients.

At Credicorp Capital, we rolled out regional initiatives to improve our relations with clients. We facilitated client contact with account executives by providing the latter’s contact details making the corresponding introductions. We created a channel in Panama to approve transactional processes with digital signatures.

At Pacífico Seguros, we established a systematized work model to reduce claims, achieving very significant improvements in our service management through the call center, collections, vehicle assistance, and services for complex health matters.

Innovation and Transformation in Our Business Model

Material Issues Innovation and Technology

GRI 3-3, 203-1, 203-2

Pillar 2

Credicorp believes that its businesses must undergo digital transformation to continue pursuing its purpose to contribute to improving lives and accelerating the changes our countries need. To strengthen our innovation and entrepreneurial culture at the corporate level; align spaces where we can innovate; and optimize returns on our innovation portfolio, we have initiated the process to implement our corporate innovation system.

This system focuses on the initiatives that are considered the most disruptive, given that they i) seek to generate new sources of income through new business models, ii) can compete with our traditional businesses and/or iii) are supported by the most advanced technological components.

The main governance bodies of this system are summarized below:

●	Innovation Committee: defines the innovation strategy and the guidelines for portfolio management in representation of the Board. This committee is comprised of the CEO, COO and CINO and the CFO and CEO of Krealo are recurring participants.

●	Valuation Committee: defines the methodologies and parameters to price the investments that comprise the disruptive innovation portfolio. It is presided by the CFO.

●	Innovation Round Table: Forum where leaders of the Innovation Units meet to discuss, coordinate and collaborate.

●	Innovation Office: in conjunction with the CINO, this office designs the disruptive innovation strategy and makes recommendations; manages the innovation portfolio; and works on developing enablers that optimize the innovation efforts of the Innovation Units.

●	The Innovation Committee, Innovation Round Table and the Innovation Offices are led by the CINO. The committee’s objective is to provide support and ensure that the system, and governance of corporate innovation, constantly evolves.

●	Innovation Units (UdI): explore and design innovation initiatives. These UdI are set up in our different Lines of Business to maintain a system of innovation that is both entrepreneurial and decentralized. The UdI receives an innovation mandate that is aligned with the needs of the Line of Business to which it belongs and with the system for transversal innovation. The UDI assume four main roles: i) innovation laboratories; ii) Krealo, our corporate venture capital entity; iii) a special unit that focuses on scaling initiatives with proven potential; and selected disruptive initiatives that are key to the business.

For more information on the transformation strategies of Credicorp’s businesses; initiatives rolled out this year; and the results obtained, please see section Our Businesses in the Annual Report.

 Employees

WE PROMOTE INCLUSION OF DIVERSITY AND SUPPORT OUR PEOPLE TO STRENGTHEN THE SKILLS, EFFICIENCY AND IMPACT AS WE WORK TO DEVELOP THE WORKFORCE OF THE FUTURE

At Credicorp, we are convinced that we can only achieve our purpose if we attract, develop and retain the best talent. For this reason, Credicorp’s brand is sustained by four pillars:

●          First people

●          DNA of an innovator

●          Be your best version of you

●          Always a positive impact

We have more than 36 thousand employees, who are distributed in 6 countries as follows:

Distribution of our employees by company and country

Subsidiary	2022	2021[32]	Country	2022	2021
BCP	17,695	17,385	Perú	31,094	31,018
Pacífico Seguros	2,444	2,563	Bolivia	1,763	1,633
Prima AFP	572	605	USA	74	74
MiBanco	9,725	9,878	Colombia	3,660	3,274
Credicorp Capital	1,939	1,832	Panamá	159	168
BCP Bolivia	1,763	1,633	Chile	218	229
MiBanco Colombia	2,665	2,357	Credicorp	36,968	36,396
Grupo Crédito	116	93
BCP Miami *	42	42
BCP Panamá Agency*	7	8
Total Credicorp	36,968	36,396

*Subsidiaries outside the scope of this report

We are working with two areas linked to our employees’ strategic management. On one side, we have Human Management and Development (GDH), which focuses on employees in general, and on the other side, Talent

32 There are differences vs 2021 Report given that some companies’ updates were made after the report was published.

Management, which handles High Potential, Core Team, Xperts and Tops. For more details on our corporate management of Talent, please see the Credicorp Talent Management section.

Our Human Development Management area is responsible for implementing the four strategic fronts shown below:

In the sections that follow, we discuss how we align these fronts with our GDH strategy, which is transversal across our subsidiaries and the countries in which we operate.

Human Management and Development

Material Issues Employment and Talent Management, Diversity Inclusion and Equality of Opportunities

GRI 3-3, 401-1, 401-2, 404-1, 404-2, 404-3, 405-1, 405-2

Pillar 3

Digital Profiles

At Credicorp, our Digital Talent plays a key role. Currently, 70 roles are included in the Digital Profile segment, with +2,800 employees al Credicorp level from units such as IT, Data & Analytics, Digital Sales, CRM, Agility, Pricing CIX, Strategic Design, Cybersecurity, among others.

For a role to be defined as Digital Talent, it must meet the following requirements:

Has digital/technological expertise.

Uses agile methodologies and work structures.

Develops and/or maintains digital products.

At BCP, Credicorp’s main subsidiary, we have 2,300 employees from the Digital Talent segment (80% of the total) focused on turning BCP into a Digital Bank.

In 2022, we focused on strengthening the value proposition we offer this group. To accomplish this, we redesigned various products and human management processes:

Recruitment and Selection

We are experiencing challenges due to a lack of talent, which has impacted countries around the globe. This has led us to expand our scope to other countries and to design as well as implement different operating models based on the profile and level of expertise required, including internal recruitment cells, which are comprised of digital recruiters, specialized boutique suppliers, and recruitment process outsourcing (RPO).

Employer Brand

We have worked hand-in-hand with leaders in digital profiles to strengthen our employer brand by communicating our value proposition through venues such as meet ups, universities, conferences, etc. Additionally, we have established partnerships with both local and international tech education platforms to reach specialized talent. Our presence in the social networks, communities and specialized forum is vital to our efforts to reach our target market to inform them of our internal and external initiatives. We are working on expanding the funnel of candidates by focusing on developing trainee programs for Cybersecurity and Security Architecture.

Learning and Development

On this front, our objective is to reduce the expertise gap of our specialists to mobilize their teams’ productivity. For this purpose, we have designed an upskilling strategy based on a capacities’ model (tools, technology and knowledge) that contemplates different levels that are associated with observable behaviors, which provide evidence of the growth of our employees within their specialty.

Additionally, we incorporate dimensions of leadership, communication, cultural fit and problem solving in our career path maps, which help us identify the gaps in each employee’s development. Subsequently, we roll out personalized learning routes based on the tech-digital capacities defined for each team.

Leadership

We realized that it is not enough to merely develop tech digital capacities. As such, we defined the functional and leadership capacities that Product Owners (PO) need; identified existing gaps; designed and designed and rolled out the corresponding learning journey. Additionally, we designed and launched the specialized leaders’ leadership program33.

Main achievements 2022

●	Our new Recruitment and Selection Strategy allows us to conduct more effective searches in terms of time and quality of candidates (More than 900 processes closed).

●	Design and roll out of the Upskilling strategy, which contemplates a new methodology for career maps (Reduced the talent gap by 10.7%).

●	Successful roll out of personalized learning routes for Digital Profile chapters and leadership roles (Product Owner and specialized leaders).

In 2023, on the Recruiting and Selection front, we will work on consolidating and scaling our new selection model and on expanding our presence in other countries. With regard to Learning and Upskilling, we will capitalize on everything we have learned this year and scale our strategy to 18 chapters. Additionally, we will continue working on strategic planning of Learning Initiatives to improve the capacities of our specialists so that they can fulfill their business objectives.

On the Leadership front, we will continue developing Wave 2 of the Leadership Program for Chapter Leaders and PO Journey. The program entails the functional learning journey, which will help us achieve an educational coverage rate of 100% for Chapter Leaders and POs.

About the corporate level plans, we will continue efforts to share applied methodologies top-down with subsidiaries based on their needs. At this point, however, we have yet to achieve 100% scaling.

33 Chapters Leads leadership program: Backend Java, Testing, Front End Mobile, Data Engineer, Data Steward, DevSecCops, Solution Architecture, Business Architecture, Hosting Automation, Security Architecture, Marktech Architecture

Employee Experience and Satisfaction

To inspire, strengthen and dynamize the best professionals, we have launched a number of programs to attract talent; recruitment processes to ensure that adequate profiles are considered; and training to develop the knowledge necessary to reach business objectives in a diverse environment with equal opportunities.

Our Employee Experience Model is based on 4 strategic drivers:

As part of the initiatives on the Employee Experience Front, we conducted a survey to measure the overall satisfaction of our employees with an eye on all examining all of the aspects related to the work experience at our companies. We obtained the following results in 2022:

Employee Experience Survey

Future of Work – Hybrid Work Model

During the pandemic, almost 90% of our employees worked from home. Post-pandemic, we worked to incorporate the lessons learned during this period to evaluate new forms of work. In response, we created the Future Work project to design a methodology to segment employees based on different needs for on-site work. With this focus in mind, we designed alternatives to 100% in-office work, which entailed providing digital tools to our employees; empowering leaders; reshaping workday hours; and injecting more flexibility.

Since August 2022, at BCP, the model has been adopted by all our teams with the flexibility required to ensure that each profile can integrate, connect and share while maintaining high levels of productivity and respecting work-life conciliation. The satisfaction level for this initiative was 73% (top two box)

Strengthening our performance

We focus on ensuring that all of our employees develop their maximum potential. To this end, we have developed training plans at each of our subsidiaries, which are complemented by periodic performance assessments to help our employees develop personally and professionally.

Our Learning Programs

These programs and developed and executed through each of our subsidiaries to ensure that the specific needs of their employees and business strategies are met. Program roll out is through the digital learning platforms at each of the companies and some notable examples are d Campus BCP, Universidad Mibanco, Campus Prima AFP, Aprende Credicorp Capital and Campus Pacífico.

In 2022, all of our subsidiaries offered high-value training programs. At BCP Peru, for example, we have developed induction programs for positions that have mass entries. Additionally, through the UDEMY digital platform, we promote a culture of collaborative learning that is self-managed and provide training on agile methodologies and project management. We have also developed a Trainee Program for young college students who are about to graduate so that they can work in the Middle Market Banking and Loan areas at BCP. At the end of the training period, participants may be offered a position on one of these teams.

At Pacifico Seguros and Prima AFP, we have Programa Fortalece, which is a training program with six strategic fronts that address issues related to improving wellbeing; workplace relations; productivity; soft skills; adaptation to the hybrid work model; agile experience; sustainability; gender equity; compliance; and programs to increase professionalization and focuses on results.

As a complement, we have Escuela de Seguros y Pensiones, which seeks to professionalize employees’ management of products and processes on the insurance and pension fronts, and the Escuela Líder, which focuses on developing leaders on two levels: personal leadership and team leadership. Leaders have the option to request external courses that are aligned with their functions and the company will assume the cost.

For more information on these topics and the number of training hours imparted at each of our subsidiaries, see Annex “Education and Training.”

Performance Management

The models to assess performance at our main subsidiaries consists of periodic assessments of employees to maximize their performance and align their individual contribution with each company’s strategic, financial and operating priorities. Additionally, we seek on-going feedback from leaders, peers and employees through a formal performance assessment. This evaluation is conducted periodically and considers each employee’s contribution to objectives and how said contribution was achieved, which must be aligned with the Group’s principles and expectations regarding behavior.

The aforementioned assessment and feedback processes are rolled out on a quarterly and semester basis. In the quarterly reviews, the objective is to generate formal spaces to interact to receive and provide feedback to recognize and value the effort of employees or identify areas for improvement. On a semester basis, the objective is to value the quantitative results obtained through the KPIs/KRs and recognize the contribution that is behind these results.

In 2022, 98% of our employees were subjects of a periodic performance assessment and feedback.

To learn about the metrics of our periodic assessments by gender and job category, please see the Performance Management Annex.

Attractive Workplace Benefits

In 2022 we reviewed the benefits offered to Credicorp’s employees at both the transversal and individual levels and by subsidiary. By the end of 2023, we hope to have culminated efforts to develop a benefits structure that can be applied transversally across the group. In parallel, we will continue working on structures that are differentiated by subsidiary to respond to distinct challenges and needs. As part of its value proposition, Credicorp offers employees a series of benefits that may differ by subsidiary and range from financial and health benefits, flexible schedules, lines of assistance, to discounts at establishments. Importantly, we promote mental and physical health through diverse initiatives.

The main benefits are distributed within the following fronts:

General	● Health Insurance ● Paid parental leave ● Support for the children of deceased employees ● Days off for death of a direct family member of serious accident
Financing

● Special interest rates on free-availability credit, mortgage loans, student loans, car loans and administrative loans in case of emergency

● Special rates and upgrade for credit cards and preferential exchange rate.

Health	● Health Plan ● Collective Oncological Insurance ● Breast-feeding rooms ● Days off for oncological exams
Wellbeing and Quality of Life

● Flexible schedules

● Half-day off on Fridays

● Days off for employee’s wedding

● Progressive return to the office post-maternity leave

● Hybrid work

● Lines of assistance: emotional, nutritional, legal and financial support

● Emotional support and mental health

● Cost-free, personalized nutrition support for employees,

● Taped dance, yoga and functional training classes for employees

Parental Leave

Some subsidiaries offer extended renumerated parental level (beyond what is offered at all subsidiaries by law). Both men and women have access to this benefit, which has the power to bolster retention levels.

Employee Satisfaction

The initiatives mentioned in previous sections seek to improve our employees’ experience and satisfaction levels. We are proud of the levels we achieved in 2022 through the annual workplace climate survey, which we believe is a reflection of our employees’ recognition of the Group’s efforts in this regard. The score of our workplace climate survey this year topped 80% at all of our subsidiaries, which represents a high level given that the survey response rate was also high (more than 80% at all of our subsidiaries and about 90% at 5 out of 7). Variations in satisfaction between 2022 and 2021 were not significant (rising from one to three percentage points depending on the subsidiary), with the exception of Mibanco Colombia, which registered a 5-point improvement in the same benchmark comparison.

Companies	Result 2021	Result 2022	% of employees surveyed
BCP	88%	88%	80%
Mibanco Perú	90%	89%	95%
Pacífico Seguros	85%	85%	94%
BCP Bolivia	88%	85%	94%
Credicorp Capital	80%	80%	91%
Prima AFP	83%	86%	95%
Mibanco Colombia	82%	87%	85%

Gender Equity

A DIVERSE AND TALENTED TEAM

+36,000 employees from 6 countries

55% women

99% with a contract for an indefinite period

It has been widely proven that efforts to include a diversity focus in the workplace generate better financial and business results; promote a better workplace climate; improve retention; and enhance employees’ wellbeing. At Credicorp, we strive to ensure that equal opportunities for growth and personal fulfillment are available to all employees regardless of their gender, race, sexual orientation, socio-economic level, etc. Diverse challenges exist as we endeavor to include diversity. As such, we have decided to work in stages and have chosen to begin with the gender aspect of this issue. This will generate significant positive impacts given that more than 50% of our workforce are women.

At Credicorp, we are convinced that a country can only reach full development if both men and women from all spheres of society participate on a playing field with equal opportunities and conditions. Accordingly, we have decided to transform this reality by implementing Credicorp’s Gender Equity Program34, which seeks to capitalize on the benefits of gender equity for the organization.

In 2022, we fine-tuned governance of the Gender Equity Program to ensure that its guidelines are more functional and articulated with the decisions and focus of the chain of governance, which includes the Senior Committee for Gender Equity, Credicorp’s Management Committee and the CEOs of each line of business.

As indicated in last year’s report, Credicorp’s Gender Equity Program focuses on four working areas, which were defined by the organizational diagnostic conducted in 2019: gender balance, sexual harassment in the workplace; salary gap; and reconciling family, work and personal aspects of life. Next, we will comment on the evolution of this Program on each of these fronts.

Gender Balance

At Credicorp and its subsidiaries, although the majority of our employees are women, as we ascend the workforce pyramid, we see larger gaps in the participation of women versus men. For this reason, we are concentrating on instituting change at the Director, senior leader and mid-level management levels.

With regards to Boards, the objective we set last year through our corporate governance policy was to ensure that Boards at our main subsidiaries and at companies with more than 1,200 employees have at least 2 female directors. To accomplish this, we have rolled out efforts to identify potential female candidates and include them in the nominations process. The gender balance of our boards has improved at 3 of our subsidiaries, which incorporated new female directors. At Mibanco, two additional female directors were appointed, at BCP Bolivia, one (in both cases, these members were added by expanding the number of members of the board), and in Prima, one. One of BCP’s female directors passed away in 2022 and was replaced by a male. Pacifico’s board still has a gender gap.

34 Information on the Gender Equity program at Credicorp was compiled from: BCP, BCP Bolivia, Mibanco, Mibanco Colombia, Prima AFP, Pacífico Seguros, Credicorp Capital and Credicorp consolidated.

Board Gender Balance (% Women) - 2022 vs. 2021
	Credicorp	BCP	BCP Bolivia	Mibanco	Mibanco Colombia	Prima AFP	Pacífico Seguros	Credicorp Capital
# Women	2	2	2	3	2	2	1	2
# Men	7	11	5	7	7	5	7	7
% Women (GB)	22%	15%	29%	30%	22%	29%	13%	22%
Difference in BG with regard to 2021	0%	-8%	14%	19%	2%	14%	0%	0%

In terms of leadership positions at the organization, between 2021 and 2022 the gender balance for senior leaders and mid-level managers has remained virtually unchanged and significant challenges remain. At the mid-level management level, although we registered a positive trajectory at several subsidiaries, at BCP, our largest subsidiary, a downturn was reported because the bank increased its demand for technological and digital profiles, where female candidates are scarce.

Gender Balance (Women/Total Segment) %	2020	2021	2022
Senior Leaders	27%	26%	27%
Mid-level management	40%	39%	38%
Non-management employees	57%	56%	55%
Total Credicorp	56%	56%	55%

Note: 2020 and 2021 values have been adjusted to remove Pacifico SALUD from the study (this report does not cover this business).

We will continue to focus on identifying and rolling out initiatives to improve the gender balance at the corporate level and at each of the subsidiaries (see chart below for detail on our main initiatives deployed). Moving forward, we will be diligent as we seek generate effective change and include more women in positions of leadership.

Salary Gap

On this work front, we seek to analyze the salary gap on a recurring basis to understand if it is driven by gender factors. For this purpose, we have been monitoring the equal pay gap, which analyzes salary differences between men and women for positions with similar levels of responsibility and within the same salary band. Given that this indicator uses total annual compensation in its calculation base, we must wait until March of following year, when the compensation period ends. This calculation was conducted twice: the first time in 2021 (for fiscal year 2020), and the second time in 2022 (for fiscal year 2021).

At the Credicorp Level, the calculation of the equal pay gap stood at -2.1%35 in 2022 (-2.9% in 2021). As such, women’s total annual compensation, considering the same responsibilities and salary band, is 2.1% below that of their male peers. This is driven by two reasons, neither of which reflects gender bias for salary definition. First, some of the market’s best paying positions are held mostly by men. A clear example is Information Technology,

35 Simple average of the results for the equal pay gap calculated for each of Credicorp’s salary bands where there are more male than female experts. Second, the number of years that an individual has worked in the company and/or in a position affects compensation and in many leadership positions, male candidates have accumulated more years of experience.

Workplace, family and personal/ Life-work balance

Given that a good work-life balance is essential to ensuring the wellbeing of our employees, we decided to examine this concept in our 2022 Workplace Climate Survey by introducing the following statement: “My company provides the conditions necessary to generate a balance between job, family and personal life” (in 2021, the statement was: “My work schedule and rhythm allow me to enjoy a balance between my job and personal life”). The results are compiled by gender and differences are identified between responses. The table below indicates that we face significant challenges in closing the gender gap for work-life balance, particularly in the case of senior leaders. The gap is less significant at the mid-level management level.

Credicorp: "My company provides the necessary conditions to ensure a balance in my job, family and personal life"
Answers	Senior leaders	Middle Management	Non-management Employees	Total
Men	81%	83%	82%	82%
Women	66%	78%	81%	81%
Gender gap (% men-% women)	16%	5%	1%	1%

Source: Data from workplace climate survey 2022. Development: In-house.

We are currently working to identify and analyze the benefits and initiatives at the corporate and subsidiary levels to promote greater conciliation between family, work and professional aspects. The goal is to reduce the existing gender gap, particularly in the leader segments.

Workplace Sexual Harassment (WSH)

Our policy and culture of Zero Tolerace to WSH is at the core of our strategy to deal with this front, which includes creating awareness and educating about HSL and mechanisms for alert and motivating employees to report cases of WSH, as either victims or witnesses. In our second year as a member of the International Initiative ELSA (Workplaces free of Sexual Harassment), created by Genderlab with the assistance of IDB, we registered progress year-over-year.

There are two aspects that we would like to mention about this work front: understanding of the issue and knowledge of the system of prevention. On the understanding front, we have made progress given that more people responded correctly to survey questions regarding WSH this year than last. In this regard, we have exceeded the benchmark both in Peru and the region for 2022.

			Credicorp	Benchmark Peru	Benchmark Region
Perception of the organization's actions	The person must show rejection (FALSE)	jul-21	67%	73%	73%
		jul-22	57%	65%	66%
	There must be a clear intent to harass or sexually harass (FALSE)	jul-21	58%	62%	63%
		jul-22	56%	63%	64%
	It cannot be an isolated event, it must happen more than once (FALSE)	jul-21	27%	34%	36%
		jul-22	22%	30%	31%
	There must be a boss-subordinate relationship (FALSE)	jul-21	16%	20%	19%
		jul-22	16%	23%	22%

Note: the percentages indicate who marked the statements below as true, when, in fact, they are all false. In this sense, the lower the percentage, the better the level of understanding of the subject.

On the knowledge of the system of prevention front, the survey’s results indicate that knowledge and training on aspects of prevention and treatment of WSH cases have increased significantly at Credicorp. Although this improvement is above the uptick registered by the regional benchmark, it falls below the progress reported by the Peruvian benchmark. In 2023, we will continue our work to improve knowledge and comprehension of this topic, within the framework of our Zero Tolerance to Sexual Harassment Policy.

Workplace Sexual Harassment
Prevention system ( Survey data ELSA 2022)

		Credicorp	Benchmark Peru	Benchmark Region
You know the prevention and sanction policy of the WSH	jul-21	57%	51%	41%
	jul-22	64%	70%	62%
You know the reporting channel	jul-21	64%	56%	43%
	jul-22	62%	64%	59%
You have received training	jul-21	70%	59%	47%
	jul-22	81%	84%	76%

Focus on Inclusion of Diversity

As mentioned earlier, diversity is an ample topic and at this point in time, we are emphasizing efforts on the gender front. Nonetheless, we are very aware that other aspects of diversity are waiting to be addressed. In response, we have hired an expect to conduct a full diagnostic of the state of Diversity of Credicorp and its subsidiaries. This study entailed an analysis of employee perceptions of diversity (with quantitative and qualitative information) and an assessment of enablers for inclusion, which focused on management indicators, policies and programs.

A methodological approximation allows us to visualize the organization’s maturity level in terms of inclusion of diversity on 4 fronts: purpose, strategy, culture and talent. The study shed light on the work that will be required down the line: (i) generating awareness of the challenge of including diversity, (ii) driving inclusion, and (iii) strengthening diversity and its development; aspects that will have to be developed to integrate inclusion of diversity in our corporate strategy and organizational culture.

For now, it has been decided, by 2023, to identify specific initiatives that are "quick wins" and promote the inclusion of other aspects of diversity in the organization, organically and aligned with the deployment of the sustainability strategy, which will be deployed and will be shared in the next report.

Workplace Sustainability

On the workplace sustainability front, our strategy for human development recognizes that the way we run our businesses impacts people. With this in mind, we work to strike a balance between the interests of our employees and the needs of the company.

Freedom of association and Collective Bargaining

At Credicorp, we respect national and international labor legislation. As such, all of our companies’ policies and guidelines respect employees’ rights to affiliate with a union and participate in collective bargaining. As of the end of 2022, we identified no risks that we may violate these rights. At year-end, 7 unions were operating in Credicorp’s subsidiaries. Over the years, we have successfully entered into agreements with these and other unions to effectively address their concerns and demands.

WE RESPECT LABOR LEGISLATION AND OUR EMPLOYEES’ FREEDOM OF ASSOCIATION

To manage freedom of association and collective bargaining at our operations, we apply a Corporate Policy (internal use), which has been approved by the Corporate Labor Relations Area. This policy sets, among other points, guidelines for managing unions at the corporate level. This document defines which teams are responsible for the negotiation strategy, information compilation, and establishing parameters of action. The latest update to this policy was made in June 2021.

	2021	2022
Unionized workers	925	853
Union Organizations	7	7
% of total employees	3.02%	2.74%

This year, no collective agreements have been signed at Credicorp. Currently, we are in collective bargaining processes.

Talent Management at Credicorp

Material Issues Employment and Talent Management

GRI 404-2

Pillar 3

Our Talent Management Program at Credicorp

We have a Corporate Talent Management Area, whose objective is to attract, identify, develop and manage talent with a corporate vision and in accordance with the business’s strategic needs. This work ensures that processes are uniform across the organization and use the same concepts and a homogenous value proposition. We are aligned with Credicorp’s purpose and base our strategy on 4 pillars:

●	Positioning Credicorp as one of the leaders in attracting talent in the region
●	Ensuring that all of Credicorp’s companies employ the Top Talent in the region
●	Leading Credicorp’s Learning Community to guarantee the development of leadership and tech-digital knowledge
●	Be a regional point of reference for Performance and Compensation Management by recognizing higher performance and ensuring the best Total Compensation is offered

In 2022, we managed a team of 568 employees, which are part of the following groups of talent: High Potential, Core Team, Xperts and Tops. These individuals represent approximately 1.3% of total employees are Credicorp.

Credicorp Talent’s search and analysis is conducted once a year at the corporate level. Rigorous standards are applied to identify and assess potential. The different groups of Talent are offered opportunities for professional and personal development; Compensation and Incentive Plans; and financial benefit plans.

The main indicators that Credicorp talent uses in its assessment process are:

●	Management of Lines of Corporate Succession
●	Development of Groups of Talent
●	Equity and Gender: Balance and Salary Gap
●	Rotation of Groups of Talent
●	Recruiting process management

Next, we provide details on the main initiatives rolled out in 2022 :

●	Creation of Credicorp’s Employer Brand.
●	Implementation and roll out of Credicorp’s Learning Community.
●	Implementation and launch of the New Executive Compensation Model.
●	Processes to Identify and Assess Talent and Tops, supported by a New Platform for Talent Management.

Professional Development

To drive growth and development of our Talent and Tops and to accelerate the transformation of our businesses, we launched Credicorp’s Learning Community, which is a space to share and generate knowledge collaboratively. We have designed and rolled out more than 10 initiatives, which focus on three strategic fronts.

Leadership	Digital	Enablers
We design ad-hoc development strategies and create paths of learning	We develop digital-tech abilities through reskilling and upskilling	On-going learning, curiosity and self-learning
6 programs 279 participants	Data & Analytics 267 participants	9 Owner mindset bootcamps 224 participants

Incentives for training

●	FAE: is the Fund for High Specialization for Credicorp employees who wish to study at top universities with financing at preferential rates.

●	In the case of talent groups, economic accompaniment is available. The objective is to cover part of the expenses associated with preparation pre-MBA or pre-master.

Agility

Business agility is an organization’s capacity to quickly adapt to constant change and to market demands. It strengthens the balance between strategic alignment and autonomy at the team level to deliver on-going value with quality in a world that is increasingly digital, disruptive and highly competitive.

AGILITY IS FUNDAMENTAL TO OUR COMPANIES’ STRATEGIES

At Credicorp, business agility is fundamental and sits at the core of our companies’ strategies. In 2015, we rolled out efforts at a number of subsidiaries to create an understanding of agility and its application in technological projects. In 2018, we began our transformation to business agility. Roll out at a group level was gradual and began successfully with BCP and Pacífico Seguros. In 2021, agility became part of our corporate capacity set to accelerate the agile transformation process at Credicorp and capitalize on the experience and best practices acquired by our companies, making great progress at MiBanco, Prima AFP, BCP Bolivia and others.

We use benchmarks across Credicorp’s companies to measure value, performance and agility evolution, which provides a comprehensive vision of the progress on the transformation front and allows us to activate plans of action and cross-learning initiative between companies.

At Credicorp, we have more than 170 agilistas, who share: best practices; advanced training programs; lines of development and growth; and a competitive as well as comprehensive value proposition that is market-facing. Our objective is to be a leading Center of Excellence for Agility.

In 2022, we launched Agile Day Credicorp. This event was held on line and for the first time, was open to the public. The objective of this two-day event is to attract talent that specializes in agility and the digital world. Additionally, we provide our clients with engaging content to initiate or advance their own transformation as we work to become a reference point for agility in the region.

●     54 speakers from 7 countries

●     24 participating companies

●     New formats: Masterclass, Panels, Talent Attraction, Webinars, Networking

●     Different categories Agile and digital transformation, Agile Mindset, Agile People, Enterprise Agility, Trending Agile, Agile Clinic

The event exceeded our objectives: More than 4,000 active participants; more than 120 applicants to Credicorp; 90% satisfaction level; and 85% believe Credicorp is a reference point in the region.

Occupational Safety and Health

GRI 403-2, 403-7

As indicated in our sustainability policy, at Credicorp we promote preventing occupational health and safety risks in accordance with each country’s regulations and aligned with the highest international standards. The objective is to make on going improvements to conditions for safety, physical and mental health and the workplace environment to prevent negative effects on employees’ health. We accomplish this by identifying, evaluating and managing risks at our facilities or in our processes/activities. For more details on governance, see the section Other Corporate Compliance policies.

Covid Response

Year-over-year, the number of employees diagnosed with COVID-19 rose 42% within the context of the third wave in early 2022. With a vaccination coverage rate of 90%, we were well situated to fend off more severe impacts on health of the fourth and fifth waves. This situation helped us to redefine our strategy, by focusing on prevention and promotion of health campaigns that promote self-care. Efforts included disseminating informative materials and videos as well as providing training.

Workplace accidents

The years 2020 and 2021 were atypical due to confinement measures during the pandemic, where the workplace shifted to the home front. In 2022, restrictions were loosened and employees returned to on-site through a hybrid work model. For this reason, the number of accidents over the period 36rose to 40.

To reduce the number of undesired events, different prevention mechanisms have been implemented through the Annual Occupational Safety and Health (OSH) Program. We have increased the number of OSH inspections, which were both on-site and online, and identified and addressed unsafe conditions at Credicorp’s installations around the country.

We reported no deaths from undesired events during the course of activities of our employees. The most frequent injuries were contusions.

At Credicorp, we take action to ensure we are prepared to respond to emergency situations. We have a response plan for emergencies at all of our facilities, including our headquarters and branches. The objective is to ensure timely response to any type of event. Additionally, we disseminate information through internal communications campaigns to indicate what should be done before, during and after an emergency such as an earthquake and how to take preventive measures. It is important to note that our first aid, evacuation and firefighting brigades receive periodic training at the branches.

36 Cases that have required medical rest.

Sustainable Supplier Management

GRI 2-6, 204-1

Sustainable management of the value change is a key aspect of how we do business. We have a Corporate Policy for Procurement and Supplier Management (and have developed internal processes for Procurement and Purchasing) and have centralized management of our key suppliers. We have also updated our Code of Conduct for Suppliers and Third Parties and incorporated ESG assessment in our supplier standardization process.

To align this front with the Group’s sustainability strategy, in 2022 we hired an external ESG consultant to diagnose the current supplier situation at the corporate level; understand gaps with regard to best practices and expectations of our stakeholders; and set the bases to define a strategy and work plan to sustainably manage suppliers in 2023.

Our Corporate Procurement and Supplier Management Focus

All of the services that entail suppliers that bill in excess of USD 100,000, or represent high or very high criticality, and those that contemplate service periods that extend beyond one year are centralized for management by the Corporate Procurement and Supplier Management team. The remainder of services are managed in a decentralized manner by user areas that require services.

Our process is transparent, auditable and traceable. It contemplates a segregated functions and controls throughout the procurement process as follows:

●

Supplier filters: we require the supplier company to prove that its financial and legal situations and ethics are consistently up to standard. The supplier provides a sworn statement expressing that it complies with current labor laws and regulations and protects human rights.

●

Supplier standardization: we conduct and ESG assessment that considers criteria such as: labor formality, occupational health and safety, and environmental factors. In terms of auditing suppliers prior to hiring/purchasing, we apply assessment filters to participants in tenders and those considered in the standardization process. This evaluation is conducted by a rater, who issues a report on the main findings (the issues assessed are included in the ESG Supplier Assessment section.

In 2022, we made significant progress in consolidating the Corporate Procurement Governance by applying a centralized model for strategic acquisitions to optimize expenses and investments. Through this system:

●	We centralized 60.9% of the amount agreed to under contract.

●	We awarded S/ 2,297 million to 279 suppliers

●	84.9% of suppliers are local[37], and 15.1% constitute purchases from foreign suppliers.

●	Average time to pay suppliers is 10 working days.

The main categories of expense and investment at Credicorp are discussed in the Category Table for expenses and investment in the Annex section.

Suppliers Aligned with our Ethics and Concept of Integrity

In 2022, we updated our Code of Conduct for Suppliers and Third-parties, whom we recognize as allies in our quest to achieve our purpose. We seek to ensure that the third-parties with which we establish relations share our values: respect, equity, honesty and sustainability. In alignment with our focus on sustainability and our new Code of Ethics, we have strengthened our approach to issues such as Human Rights, Social Responsibility and Occupational Safety and Health.

This year, we conducted training with 22738 suppliers on relevant aspects of the Code of Conduct related to Anti-corruptions, Occupational Safety and Health, and the use of our ethics line. The level of satisfaction with this training was 93% T2B.

37 Local suppliers are those domiciled in Peru

Assessment of ESG Suppliers

Material Issue Human Rights

GRI 3-3, 308-1, 408-1, 409-1, 414-1

Pillar 3

To sustainably manage our value chain, we have designed a process to assess ESG factors within our Standardization process. This questionnaire, which is handled by a rater, contains questions to ascertain compliance with the following issues:

38 Suppliers with greater exposure to bribery risks.

Suppliers participating in tenders sign a sworn statement to ensure that we comply with regulations relative to Prevention of Money Laundering and Financing of Terrorism, Anti-corruption and Conflicts of Interest. Additionally, we measure the satisfaction of tender participants with an NPS survey by attributes. The level of satisfaction is 59%.

Due to the number of suppliers that participate in our tenders, this standardization is applied to suppliers that are assigned to the centralized corporate team and meet the criteria described in the previous section or which provide recurring services with personnel inside the bank. Foreign suppliers are exonerated from this process given that their contracts are signed outside of the jurisdiction of Peruvian law or entail hiring of individuals.

During the standardization process, if the supplier who is flagged for observations (minor, serious or very serious), the measures taken range from allowing time to resolve observations with the assistance of a specialized area to suspension of services.

In 2022, through centralized procurement, we assessed 53% of suppliers subject to standardization processes. Additionally, we renewed 76 standardizations of suppliers that provide services whose horizons extend beyond one year. These assessments identified no instances of employers that present risks of child labor, forced labor or any violation of human rights.

Our impact through Social Responsibility Initiatives

Material Issues Commitment to Society

GRI 3-3, 413-1

Pillar 3

Corporate Volunteer Program

We have rolled out a number of initiatives that promote social responsibility, which are driven through our Sustainability Strategy. One of the main initiatives is our volunteer program, which is propelled through each of the Group’s companies (opportunities exist for cooperation between companies). Volunteering impacts three groups: volunteers, companies and society. These efforts allow employees to live and connect with the organization’s purpose as they develop soft skills, which positively effects their development and that of the organization. Last but not least, volunteering serves as a great mobilizer for social impact. At Credicorp, we generate impact through the following programs:

●	Training for business people

●	Improving the quality of life of vulnerable populations

●	Financial inclusion and education

To learn about our employees’ work and impact, we created the following event:

Our volunteers receive a number of benefits, including training to strengthen professional and personal skills. In 2022, we launched our second consecutive training program for Credicorp volunteers: “Cada día somos más". This initiative provided digital and storytelling tools and each company invited a group of volunteers to exchange knowledge. More than 170 volunteers in Peru, Chile, Panamá, Colombia and Bolivia connected in this space.

In 2022, we also rolled out the first edition of our competition for volunteers: “Pasantía con Impacto” at BCP Bolivia, where 25 teams of Credicorp volunteers participated with innovative proposals to strengthen the program “Operación Sonrisa.” Five vounteer teams from Mibanco Colombia, BCP Perú, Pacifico and Credicorp Capital had the opportunity to present their initiatives to a jury comprised of Luis Romero, CEO of Credicorp’s Board; Darice Gubbins, Head de Sustainability at Credicorp and Cecilia Vaca, director Fundación Operación Sonrisa. Mibanco ~~Banco~~ Colombia’s team was selected as the winner.

In addition to the corporate volunteer program, our subsidiaries work on their own initiatives:

Programs	Company	Impact	Activity
Volunteers for Education	BCP, Pací~~ï~~fico Seguros, Mibanco Perú and Prima AFP	+148 volunteers	Rehabilitated public schools in Arequipa, Piura and Lima to help children and young people reinsert in school life after the pandemic.
Contigo Emprendedor[38]	BCP, Pacífico Seguros and Prima AFP	+270 volunteers +7,600 participants	On-line workshop
	BCP, Pacífico Seguros, BCP Bolivia, Mibanco Colombia	+240 volunteers +500 entrepreneurs	Online mentoring
Sonrisas Virtuales	Prima AFP y BCP	+38 volunteers	Accompaniment for senior citizens in nursing homes in Lima and Moquegua
Cada día somos más	Credicorp + 7 subsidiaries		Training
Comunidad Segura	Pacífico Seguros	+100 volunteers +1080 hours volunteer hours	Educating families and entrepreneurs about risk prevention for the household and businesses

VOCES Program

We are convinced that when young people are empowered, their creativity and strength are converted into energy to create high-impact ideas that generate change in societies. For this reason, we launched the VOCES program, an initiative designed to identify and promote the development of efforts created by young people in the region. Our objective is to ensure that VOCES become a platform to seek out, debate and expand the scope collective solutions to the region’s challenges while generating viable alternatives to build more quotative countries.

For its first edition in 2022, VOCES became “VOCES for inclusion.” This effort brought together young people from the region, who voiced ideas to drive employment, education and financial inclusion through digitalization. People between the ages of 18 and 32 from Bolivia, Chile, Colombia, Panama and Peru were invited to participate.

955 initiatives were presented from +1,400 young people	VOCES was presented in +48 prestigious Latin American academic organizations	10 finalist ideas 3 winning ideas

The ten finalist ideas will receive assistance from Credicorp to execute proposals in 2023. The 3 winning ideas received US$ 15,000 to drive the initiative’s development and the creators were awarded with an all-expense-paid trip to the One Young World Summit 2023 in Belfast . This Summit represents the world’s largest network for social change.

For more information https://vocescredicorp.com/

Other Social Responsibility Programs

Scholarships BCP

To provide talented, low-income young people access to a quality education, BCP identifies high potential students and provides them with resources to study at the best universities and institutes at the country via:

●	Financing: covers 100% of academic costs, living costs and housing as well as English classes (if applicable) and provides students with a laptop.

●	Accompaniment and Talent Development: so that students can adapt well to academic life, develop their talent and become highly employable graduates

●	Employability: to strengthen skills and generate job opportunities.

By the end of 2022, there were 113 scholarships and 44 volunteers for mentorships.

Impulso BCP

This program drives the efforts of 12 social organizations that contribute to the country’s development through knowledge transfers from expert volunteers at BCP and economic incentives and support for collections campaigns.

Pro-Bono advice from Credicorp Capital

Specialized advice is provided at no cost to non-profit foundations or organizations that drive projects that generate social impact in Colombia, Peru and Chile so that they can improve their management, impact and sustainability.

12 Civil Society Foundations and Organizations	61 volunteer advisors (Chile, Peru and Colombia)

Invirtiendo Futuros

Financial mentorship with provided by volunteers from Credicorp Capital and specialists who provide knowledge through conferences and panels to develop the financial skills of social entrepreneurs in the countries in which we operate. These mentorships last 3 months.

112 sessions of financial mentorships	14 high-impact enterprises in Chile, Colombia and Peru	2 inspiring encounters 86 participants, leaders and representatives of social enterprises in Latin America	53 volunteer employees

Voluntariado Munay

Mibanco’s volunteers have worked since April 2020 to provide advice and accompaniment to entrepreneurs in Peru by offering tools and knowledge to bolster financial and digital education and fuel the spiral of program. These activities aim to improve the quality of life of the most vulnerable.

742 volunteer employees	7,480 beneficiaries

Chapter 2

Environmental Management

SDG 6, 7, 12 and 13

We support a transition to an environmentally sustainable economy, including the effects of climate change to fulfill our strategic objective to create a more sustainable and inclusive economy.

Credicorp’s stakeholders ranked Sustainable Finance and Investment among the top 15 material issues with the greatest impact in the Material Analysis of 2022. Investors ranked this issue higher on their list than any other stakeholder group and rated it 2nd in terms of impact generation.

The countries in our region are particularly vulnerable to climate change. This, coupled with growing global interest in environmental issues, spurred our decision to work with a prestigious global firm for strategic advisory services to develop a corporate environmental strategy that addresses the current problematic and incorporates the sustainability objectives and ambitions of both Credicorp and its business units. Additionally, we are working on a strategy to identify and capture environmental opportunities through our wholesale banking business.

Sustainable Finance

Material Issues Responsible and Sustainable Finance and Investment

GRI 3-3

Pillar 1

At Credicorp, we aspire to be the ally that our clients need to transition to environmentally sustainable practices. Through our sustainable finance platform, we work to develop and offer financial solutions that support and encourage our clients in their efforts to reduce their environmental impact and include climate change effects in their businesses. At the corporate level, we articulate our subsidiaries’ initiatives to ensure alignment; generate synergies; and create corporate road maps. In 2023, the focus will be on designing and consolidating the environmental strategy at all the subsidiaries, which will include defining aspirations and work plans for commercial onboarding; alignment with best practices and standards; and the exploration of opportunities to develop green and sustainable products first in the wholesale banking and next in retail banking and microfinance businesses.

Subsidiary	Sustainable Finance Initiatives	Achievements 2022
BCP	Sustainable financial products: sustainable and transition financing, Eco-factoring and issuances of sustainable bonds

●          Placed 7 green loans for US$ 163 million.

●          Green Bond: first international issuance in the Peruvian private banking system. This issuance, which was for a total of US$ 30 million, was acquired by the Amundi - Emerging Green Fund One. Funds from this transaction are earmarked for financing of green buildings (based on loan previously issued by BCP).

Credicorp Capital	Sustainable Finance Initiatives through issuances, bond structuring and advisory services	● Structured the issuance of sustainable bonds and commercial papers in Peru: Bosques Amazónicos, for US$ 14.8 million

39 Second Opinion Report

● Structured a social bond for Mibanco Colombia (see details below)
Mibanco- Colombia	Social Bond	● Issuance of gender-based social bonds in conjunction with BID Invest for a total of US$ 28 million
BCP Bolivia	Sustainable Financial Products	● Loan product for electric vehicles (wholesale and retail); designed a product for energy transition and a sustainable agricultural product

The 7 green loans granted by BCP were verified (6 through SPO39 and 1 through our Environmental Taxonomy), which exceeded the target of 5 verifications of operations set earlier: 2 projects for renewable energy; 1 for provision of sustainably managed timber; 2 related to the circular economy (scrap metal years and recyclable packaging); 1 waste management project; and 1 waste water treatment project.

Sustainable Financing Framework – BCP

In 2022, BCP launched the Sustainable Financing Framework to raise funds for socially and environmentally sustainable activities. This was built according to the guidelines of the International Capital Markets Association (ICMA), the Green Bond Principles 2021 (GBP), Social Bond Principles 2021 (SBP) and the Green Bond Principles 2021 (GLP). BCP was also the first bank in Latin American to have received a “strong” rating from S&P Ratings for its sustainable financing framework. In June 2022, after articulating work across areas, BCP issued its first green bond for a total of US$30 million, which constituted the first international issuance in the Peruvian private banking system. The Risk Area built the Environmental Taxonomy for Loans to categorize clients that engage in sustainable activities and identify prospects for green financing. This served as an input for the Sustainable Financing Framework and is also useful in efforts to identify future opportunities for advisory services. In conjunction, the business teams developed a governance process for approvals and created channels to identify and label green or sustainable financing. The Framework will be updated in 2023.

Green Financing

Categories	Eligibility Criteria	Alignment with SDG
Renewable energy	Financing or refinancing for the construction, development, operation, acquisition, maintenance, connection, transmission and distribution of renewable energy projects
Clean transportation	Financing or refinancing for the construction, development, operation, acquisition and maintenance of low-carbon transportation
Green Buildings	Loans for commercial or residential building with LEED Gold/Platinum certification
Energy Efficiency	Loans related to activities that contribute to reducing energy consumption and help manage and store energy
Sustainable Management of Water and Effluents	Financing or refinancing of the construction, development, operation, acquisition and maintenance of infrastructure that prevents waste of water and/or reduces its use
Environmentally sustainable use of natural living resources and sustainable use of land	Loans to acquire, develop and/or operate resources managed sustainably and certified by credible third parties

Social Financing

Categories	Eligibility criteria and the target population	Alignment with SDG
Socio-economic development and Empowerment of Women	Activities and financing to support businesses owned by women
Socio-economic development and empowerment- Financial Education	Training and financial education for the Unbanked and Under-Banked Populations to improve their knowledge and skills and help them make better financial decisions
Financing for small, medium and micro businesses	Activities and financing to support micro, small and medium businesses
Access to essential services – financial inclusion	Development and distribution of financial services to provide access to the Unbanked or Under-banked Populations
Access to basic infrastructure

●    Construction and maintenance of sewers and water treatment, plants to improve living and sanitary conditions

●    Strengthen, expand and improve homes to ensure that they are less vulnerable to climate risks

●    Provide mortgages

To build capacities, we trained the teams in charge of initiatives to boost their understanding of sustainable finance and investment. This training was imparted to 914 people over more than 4,292 hours. At BCP, the risk, corporate banking, middle market banking, SME-business and loan teams were trained. The investment teams at BCP, Prima AFP, Pacífico Seguros and Credicorp Capital participated in sustainability training that was tailored to their businesses and included topics such as sustainable investments, green bonds, TCFD and others.

Training / Course	Class hours	Number of participants	Subsidiaries
Ad hoc training for the investment team on: responsible investments, TCFD, risks and opportunities	2 sessions, 1.5 hours each	67	Prima AFP Credicorp Capital
Environmental and Social Management- IDB	1 class hour	464	BCP BCP Bolivia Credicorp Capital Pacífico Seguros Prima AFP
Introduction to Sustainable Finance (UN CC: Learn)	10 class hours	354	BCP BCP Bolivia Credicorp Capital Pacífico Seguros Prima AFP
Ad hoc training for the ESG risk team: importance of managing ESG risks, trends, climate, inclusion, diversity, opportunities, etc.	2 sessions of 1.5 hours each	29	BCP BCP Bolivia Credicorp

Responsible and Sustainable Investment

Material Issues Responsible and Sustainable Finance and Investment

GRI 3-3

SASB FN-CB-410a.1, FN-CB-410a.2

Pillar 1

As is the case with Sustainable Finance, as main actors in the financial market, we seek to be agents of change by directing capital flows to companies that utilize more sustainable practices and sectors where sustainability is prioritized. In parallel, we build capacities to advise our clients and the businesses in which we invest to help them make progress in their sustainability journey.

On the policy front, in 2022 we published our Corporate Policy for Responsible and Sustainable Investment. This policy sets a common definition for what constitutes responsible and sustainable investment and includes criteria to exclude activities and sectors due to their impact on society and the environment. All of our subsidiaries are in the process of adopting the tenets of this policy as we continue to consolidate and align synergies across the Group. We encourage our subsidiaries to create roadmaps, integrate sustainability criteria in internal processes, and develop capacities.

Subsidiary	Sustainable AuMs
Credicorp Capital	● Implementation of ESG analysis for the Integration of and Relations with Issuers. ● Incorporation of ESG criteria in the Advisory Process for Investment in Wealth Management.
Pacífico Seguros	● Assessment of investments according to ESG guidelines
Prima AFP	● Assessment of investments according to ESG guidelines ● Plan for Relations

At the subsidiaries, we work on integrating sustainability criteria under the framework of the UN Principles of Responsible Investment (PRI) and the local Responsible Investment Program (PIR). We have made significant progress in terms of the percentage of portfolios that are analyzed with ESG criteria. Each subsidiary proposed its own objectives for the year 2022 and progress is monitored by Credicorp’s Sustainability Office. Some of the prioritize indicators include:

Subsidiary	Indicator	Goal	Progress
Prima AFP	Percentage of the portfolio that has integrated ESG	80%	94%
Pacífico Seguros	Percentage of the portfolio of local issuers in prioritized sectors that has integrated ESG (through materiality questionnaires according to the SASB standard	60%	79%
Credicorp Capital	Percentage of red flag questionnaires completed (stage 1) for Money Market funds (new questionnaire) Percentage of red flag questionnaires (stage 1) of offshore Latin American Funds	70% 70%	90% 60%

Progress on the relations front 2022

Solid relations and active ownership are essential components or our responsible and sustainable investment focus. The objective is to exercise a positive influence on companies so that they take steps to improve their ESG performance, accountability and reporting. Progress in 2022 included improvements at:

●	Credicorp Capital: (1) Implementation of 3 pilots for collaborative relations with Chilean issuers that were planned in 2021: cost-free workshop for TCFD for Small Cap and Fixed Income with the participation of 16 issuers, and (2) a CDP Non-disclosure campaign: responses from 3 companies, 2 plan to report to CDP in 2023.

●	Pacífico Seguros: Publication of a new Active Relations Policy, which is a complementary document that provides details on the stages the Investment team should follow. The objective is to drive the adoption and application of best sustainability practices in the companies in which Pacifico invests.

●	Prima AFP: Continued the work it began in 2021 with 4 companies of the 8 that were initially prioritized: 2 have complied with the objective to measure their carbon footprint and one of the issuers is now reporting to CDP on its climate risk management.

Our ESG Risk Management

Material Issues Comprehensive Risk Management, Economic and Financial Performance

GRI 3-3, 201-2

SASB FN-CB-410A.2

Pillar 1

Our sustainability risk management approach is equipped with a transversal focus and involves multidisciplinary teams with representatives from the Risk, Loan, Business and Sustainability areas as well as members of the wholesale loan areas at BCP and BCP Bolivia; the investment businesses at Credicorp Capital, Pacífico Seguros, Prima AFP; and Treasury at BCP.

ESG Risk Management was born of the aspiration of the Risk Management Area, heads of divisions and the areas of risk and business units at the subsidiaries to engage in Sustainable Finance and Investment. Our efforts currently focus on wholesale loans and investments, where ESG management emphasizes transitioning to full incorporation of ESG concepts as opposed to simply applying lists of exclusion, and is developed through work plans with 6 axes.

Axis	Aspiration for Wholesale Loans and Investments in 2025	Achievement on the ESG Risk front 2022 Wholesale Loans
Taxonomy	That our portfolio has a sustainability brand that allows us to set objectives to improve; identify opportunities for counsel, financing or investment and monitoring.

a) Approval of BCP’s Environmental Taxonomy for 12 economic sectors (27 activities) and 3 transversal sectors: Energy Efficiency, Circular Economy and Water Management and Sanitation.

b) Training for Wholesale Banking on eligibility requirements under BCP’s Environmental Taxonomy

c) Creation of a Sustainable Operations Committee to tag and refer for special funding.

Appetite	Define the levels of exposure that the organization finds acceptable based on metrics and limits associated with ESG risk at the corporate level and determine activities that are excluded from the portfolio

d) The list of exclusions with an ESG focus was updated and approved.

e) Made an initial qualitative approximation to drive loans that generate positive impact in sectors such as energy, suppliers of materials for construction (cement, Steel), fishing and fishmeal, textiles, agriculture and livestock, and real estate development.

Organization and governance	Create the roles, responsibilities and internal environment necessary to make decisions and manage ESG risks	ESG governance has been integrated in current forums (loan and risk committees) for decision making and to define roles related to ESG topics on three fronts of action at each subsidiary: business, risk and audit.
Identification, assessment and treatment	Improve the system to prioritize ESG risks and establish a system to measure and treat risk that utilizes information from internal models and external ESG ratings in the risk assessment process.

Through a multi-disciplinary assessment that entailed hiring specialized advisory services; consulting leading banks in the sector; examining external sources (MSCI, SASB, IFC) and internal materials (Current Environmental Questionnaires); and engaging in dialogue with the most relevant clients of each sector, the main ESG risks prioritized for management were:

● Ten sectors with more climate impact were identified (approximately 35% of the wholesale banking portfolio’s total exposure) along with the most relevant ESG risks for each sector. The environmental risks identified were physical, transition and anthropic in nature.

● 10 ESG questionnaires were developed. Clients that have received financing must answer these questionnaires on a yearly basis. We hope to make progress in calculating an ESG score based on the questionnaire’s results.

● To assess guarantees, we included questions on environmental and social variables in the questionnaire to complement the information in the appraiser’s report

Monitoring	Be equipped with a framework to monitor ESG risks that allows us to comply with the appetite that has been set and validate the conditions of ESG risk that are measured in the acceptance process	To conduct permanent monitoring, we submit monthly reports to an operating forum led by the corporate CRO (Chief Risk Officer) and attended by representative of the aforementioned divisions and areas. We also utilize a system to periodically monitor whether we have hit the milestones we have set to ensure that our objectives are achieved. The agreements and deliverables are formally approved by our governance bodies and the SteerCo and Sustainability Committee of the Board are informed of relevant advances every 3 months and every 2 months respectively.
Report	Implement an internal and external reporting system that is developed primarily with the guidelines set for TCFD reporting.	We began an exhaustive review of TCFD’s recommendations as part of the strategic environmental consultancy that is underway.

After defining the aspiration for each business front: Finance (BCP Perú and Bolivia) and investments (Prima AFP, Credicorp Capital, Pacífico Seguros, Treasury BCP), we developed a work plan that extends through 2025.

The process to integrate the Retail Banking front at BCP began with including SME-Pyme, Real Estate, Mortgage, Car, and Mibanco in the scope of the enabler for ESG risk. Each of the aforementioned business units received information on bests practices to integrate ESG factors.

On the investment business side, after the aspiration for participating subsidiaries was defined, work plans were developed for each that align approaches to handling ESG risks across the organization but recognizing that contexts and needs may differ somewhat at each subsidiary. In 2022, we focused primarily on integrating ESG aspects in the strategies at each subsidiary, which driven the following achievements:

●	Alignment with Credicorp’s corporate exclusions

~~●~~	Financing and Investments has adapted credit policies for financing to contemplate a new definition of excluded activities.

●	Integration of ESG governance at the investment committee level’s decision-making process.

●	Development and publication of Responsible Investment Policies for Credicorp Capital, Prima AFP and Pacifico Seguros.

●	Creation of methodologies to include ESG factors in issuer analysis and in decision making.

●	ESG training for directors, executive management and employees on risk and business teams in our financing and investment areas.

In coming years, working teams for finance and investment will focus on: implementing the methodologies developed to assess and treat impacted portfolios and utilizing ESG factors as inputs in the decision-making process. These points will be addressed under our axes as follows:

●	Taxonomy: focus on implementing and adapting BCP’s Environmental Taxonomy to create a common base to analyze issuers subject to taxonomy analysis.

●	Appetite: work to finalize implementation of corporate exclusions relative to conduct to include the same in analyses of investment portfolios and financing.

●	Identification, assessment and treatment: ESG scores will be generated for different asset types and financing and will be used as input for analysis and decision making.

●	Report: build capacities and complete the diagnostic of TCFD recommendations.

●	On the Retail Front at BCP and Mibanco, we will define our aspiration and develop work plans for each business unit.

We are aware that best practices for ESG management are constantly evolving and as such, improvement at Credicorp will be on-going. Currently, we are working to accelerate our incorporation of ESG risk management factors to reach the highest levels of best practice.

Climate Risk: Considerations linked to the El Niño phenomenon

The following description of climate risks corresponds to the axis to Identify, Assess and Treat discussed above.

BCP’s portfolio is highly diversified but still subject to physical risks generated by extreme climate events (intense rain, landslides, droughts, flooding, Frost). Many of these events are generated or exacerbated by the El Niño phenomenon.

The impacts of this risk are identified and measured with historic data and forecasts, which classify impact into three scenarios: low, moderate and strong. The assessment is conducted solely for the years of impact and to assess risks. Preventive measures are taken with clients in high-impact sectors such as Agri-industry and Fishing. Combined, these sectors represent approximately 6% of the wholesale portfolio.

Grupo Pacífico, which issues policies that cover risks associated with the El Niño phenomenon, uses co-insurance and reinsurance to mitigate potential impacts.

Environmental Loan Policy (BCP)

This policy at BCP applies to clients with approved credit lines for more than USD 10 million in the sectors of Energy, Mining, Fishing and Oil and Gas. These lines are managed by the Credit Division. The objective is to determine and qualify the degree of environmental risk to which the client is exposed. To accomplish this, clients fill out a questionnaire and results are used to determine the category of environmental risk applicable to each. If Medium Risk is found, the client is informed of the main aspects that have been assessed so that it can take necessary action to prevent negative impacts on the environment and head off potential adverse effects on their profitability, credit rating and reputation. If a High-Risk score has been assigned, we work with the client to determine that actions that must be taken or request an assessment by an independent environmental expert, to ensure that the client is conducting due diligence in its management of environmental issues and/or to include specific contractual clauses on environmental aspects.

In 2022, we updated our questionnaires to reflect: identification and prioritization of the main ESG risks; broadening of the scope (incorporating 6 new economic sectors: Agriculture, Construction Materials, Transportation, Textiles, Construction and Real Estate Development); review of weights and weighting. The objective was to develop a scoring system for ESG risks. By the beginning of 2023, we hope that these questionnaires will be used in the regular client credit view process conducted every year.

Socio-environmental risk for project financing (BCP)

This policy at BCP applies to projects for more than USD 10 million, regardless of sector, and was updated to achieve alignment with Equator Principles IV and the Regulation of the Superintendency of Banking and Insurance of Peru (SBS) to manage Social and Environmental Risk. The project is categorized with the results of a questionnaire that determines the social and environmental risk to which the project is exposed:

1.	When the category of social and environmental risk is medium, we ask the client to hire an independent reviewer to conduct legal due diligence and if applicable, socio-environmental due diligence. With the results obtained, we assess the independent reviewer’s observations to determine if the operation should continue and when necessary, apply covenant contracts to control potential risk.

2.	When risk is High, we request that the client hire the services of two independent reviewers, one technical and the other legal. Both assessments must be conducted in accordance with the guidelines of SBS and Equator Principles. We use these results to assess the observations made by independent reviewers to determine if the operation should continue and when necessary, include clauses in contracts regarding Management plans to mitigate the project’s social and environmental risks and/or apply covenants to ensure compliance. If there are delays in applying the commitments assumed in the Management plan, or said commitments are violated, a Plan of Corrective Measures is included in the client’s contracts. We conduct constant follow-up to ensure that the plan in place is fulfilled.

Trends in the sectors with impact in the Peruvian market:

●	Energy sector: Migration to a more efficient model, driven by clean energies.

●	Agriculture and Fishing sectors: Inclusion of protection of biodiversity and ecosystems.

●	Forestry Sector: Positive contribution with CO2 capture

In 2023, our aspiration is that BCP apply the Environmental Taxonomy that has been developed, which includes Greenhouse Gas Emissions (GhG), Biodiversity, Energy Efficiency, Circularity and Sanitation, to determine the portfolio’s performance in these areas and subsequently measure its carbon footprint.

Direct Environmental Impact

SDG 6, 7, 12 and 13

GRI 2-4, 3-3

Pillar 2

As a financial service holding, our operations do not generate significant direct impacts on the environment. Additionally, our direct environmental impact was not considered material by any of our stakeholder groups in the Materiality Analysis. Nevertheless, in line with our environmental commitment and our ambition to support the transition to a more environmentally sustainable economy, we are working to ensure that all of or subsidiaries are managing natural resources correctly. Direct environmental impact constitutes a key enabler in our operating model and serves to drive environmentally sustainable management at our businesses.

Our working groups have identified three main fronts to address:

Front to address	Status at the end of 2022
Have a policy to ensure on-going improvement in environmental performance and direct and indirect management of impacts at our operations.	We have a policy: Credicorp’s Environmental Policy
Standardize the way that Credicorp’s subsidiaries measure, reduce and offset greenhouse gas emissions.	As part of the Enabler of Environmental Impact, the subsidiaries have coordinated the scope and methodology to be used to measure greenhouse gases and to share knowledge when establishing Environmental Management Plans.
Establish corporate guidelines so that each subsidiary can develop an Environmental Management Plan (EMP) that responds to specific needs.	Environmental Management Plans have been developed with all of the subsidiaries to identify and implement measures to reduce carbon emissions. These efforts were aligned with the contents of Credicorp’s Environmental Policy.

At Credicorp, we have set an objective to reduce our net greenhouse gas emissions (GHG) by 10% a year at all of our subsidiaries, using 2022 as the base year. Our ultimate goal is to be carbon neutral at all of our operations in 2023.

For this purpose, we have revised the scope of our GHG measurement to cover all of our subsidiaries’ operations and locations. This change meant that historic series were not comparable. Accordingly, 2022 was set as the new base year for the aforementioned measurement and for all of the environmental indicators covered in this section.

CARBON NEUTRALITY COMMITMENT FOR OUR DIRECT OPERATIONS BY 2032

In 2022, the roundtable has continued focusing on integrating the experiences and best practices of each of our subsidiaries, as well as the lessons learned, within the design and subsequent implementation of their environmental management plans (EMP). The subsidiaries’ plans of action, which are set in their EMP 2022, have focused on making material purchases; identifying the upgrade of equipment that requires economic investment; monitoring actions; measuring the efficacy of the practices implemented; and actions to create awareness and conduct training. The following initiatives have been identified in the ambits of energy, transportation and waste.

●	Installation of solar panels

●	Energy efficiency, air conditioning and lighting

●	Hybrid work modality

●	Incentive to share rids

●	Recycling plans

●	Policies to reduce paper consumption

Employees must be involved in the launch and roll out of these plans. Among our subsidiaries, PRIMA AFP has been a forerunner in emphasizing employee participation from the get-go through campaigns to create awareness; educate workers about the Sustainability Strategy; and set the stage for effective action. Along these lines, PRIMA has held contests to promote sustainable mobility and offered workshops to create buy-in to ensure responsible electric energy consumption and effective recycling. These efforts also educate workers about measuring, reducing and neutralizing the carbon footprint.

Greenhouse Gas Emissions (GHG)

GRI 305-1, 305-2, 305-3, 305-5

The annual measurement of our carbon emissions is key to ensuring operating ecoefficiency and is used as a basis for debate and proposal of objectives and goals to ensure the effective management of our operations’ carbon footprint.

To measure our carbon footprint, we apply GHG Protocol developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD) as well as International Standard ISO 14064-

40 In 2022, BCP Bolivia and Mibanco Colombia were integrated, as well as 100% of the operations of Pacífico Seguros, which carried out a partial measurement. Issues from operations in the US were incorporated into Credicorp Capital.

I: 2018. Our final result reflects the total of the GHG inventory at each of our subsidiaries, which are also audited by an independent third party to guarantee reliability.

According to the methodologies mentioned, the calculation of the carbon footprint includes measuring the sources of emissions that are consolidated within through scopes of GHG emissions:

Scope 1	Scope 2	Scope 3 (Operational)
Direct Emissions Cover emissions generated by each subsidiary.	Indirect emissions of Energy consider emissions generated by electricity that is acquired and consumed by each subsidiary.	Other indirect emissions generated by operations (different from those associated with electricity provision). This does not include emissions associated with investments or financing.

As of 2022, all of the subsidiaries have measured 100% of their operations and their GHG calculations have been validated by specialized auditors. It is important to note that 2022 has been designated as the base year to measure emissions as we move forward in our commitment to be carbon neutral by 203240.

Scope	GHG Emissions 2022 (tCO2 eq)
Scope 1	2,066.33
Scope 2	16,078.64
Scope 3[41]	25,150.51
Total	43,295.48

To achieve these targets, each subsidiary has contributed to reducing their carbon footprint through well-targeted initiatives. For example, BCP has installed solar panels at 45 branches and at three offices while Mibanco expanded the number of branches with photovoltaic installations to 22. Prima AFP, in turn, implemented a hybrid format in 2021 that contemplated on-site work for 1-4 days a week. This plan, which remained in effect in 2022, has cut workers’ travel to offices and branches by one day, which has reduced emissions generated by kilometers traveled and subsequently, cut associated CO2 emissions.

41 Does not include investment issuances or financing

In Peru, our subsidiaries adhere to the national Carbon Footprint Program of the Ministry of the Environment, which awards up to 4 stars for more advanced management of GHG emissions42. In 2022, Prima AFP was awarded 4 stars; BCP, 3; and Pacífico Seguros, Credicorp Capital and Mibanco, 2 two43.

For other GHG metrics, see the corresponding annex.

Energy: Electricity and Fuel

GRI 302-1, 302-2

As part of our annual measurement of our carbon footprint, we monitor of our energy consumption, which is comprised of fuel consumption in own vehicles or through electric generators and kitchens, and electricity consumption at offices, branches and ATMs.

In 2022, our total energy consumption stood at 78,371 MWh, 95% of which corresponds to electricity consumption and the rest to fuel consumption. Given that electricity consumption is generally our largest source of GHG emissions, we have taken different actions over the past few years to increase our energy efficiency, including changing incandescent lighting to LED lighting at offices and branches and gradually implementing initiatives in our computer centers. In addition to our pilot programs to generate electric energy through solar panels (BCP and Mibanco), we have taken steps to improve energy efficiency in our air conditioning systems (through inverters). Finally, we have conducted campaigns to encourage employees to turn off unnecessary lighting and use air conditioning responsibly and have also rolled out campaigns to promote energy savings at offices and branches.

For other Energy metrics, please see the corresponding Annex.

Water Consumption

GRI 303-1, 303-2, 303-5

Water scarcity is a global phenomenon and Peru is no exception. The most pressing problem is in the city of Lima44, which concentrates the highest consumption. To combat this problem, our environmental commitment includes measuring and monitoring our use of this resource on annual basis as we incorporate efficient

42 1 star for emissions measurement; 2 stars for the audited measurement; 3 stars for reduction of emissions compared to the previous year; and 4 stars for offsetting.

43 Awards in 2022 based on performance in 2021.

technologies to contribute to the responsible use of water at our subsidiaries. In 2022, we consumed 732,627 m3. We receive water from supplier companies, which also provide the sewage systems that process the effluents from our operations. To improve how efficiently we use water, we have launched a number of initiatives, which range from creating awareness of savings (BCP) to installing water sensors (Mibanco).

For other Water metrics, consult the corresponding section in the Annex.

Wastes

GRI 306-1, 306-2, 306-3, 306-4, 306-5

Total generation of solid wastes stood at 1,304 tons in 2022. Credicorp and its subsidiaries developed different initiatives to reduce waste generation, which range from reducing consumption of materials (mainly paper); digitalizing products and processes; creating partnerships to collect and recycle wastes; and installing segregated bins for recycling.

All of our main subsidiaries are on track to improving their solid waste management. BCP and Pacifico Seguros have contributed to reducing waste generation through their Paperless campaigns, which have reduced total consumption of paper (mainly relative to policy issuances) by 30 million sheets of paper over the last few years. Mibanco has also implemented diverse recycling actions; valuations of solid wastes, which included conducting recyclethon events for PET plastics in conjunction with the startup TUECO; activities with the NGO Ciudad Saludable (plastics, paper and cardboard) and Ecology Service (paper, cardboard and PET); and an alliance to recycle paper with the Asociación de Ayuda al Niño Quemado (ANIQUEM). In total, Mibanco Service (has recycled more than 47 thousand tons of solid waste. Lastly, Prima AFP and Pacifico Seguros have entered into a partnership with the Municipality of San Isidro and its Recycle San Isidro Program, which collects recyclable material for distribution to recycling associations that have been formalized (according to Law Nº 29.419 and its regulation and Ordinance Nº 392-MSI). Pacifico Seguros is also working with organizations that create social impact, such as RECIDAR, which promotes practices for reutilization to extend the useful life of objects, which are donated to vulnerable families.

For other Waste metrics, see the corresponding Annex.

44 According to information from the World Resources Institute (WRI), Peru is considered an area of medium-high water stress

Chapter 3

Governance

SDG 16

OUR CULTURE IS BASED ON INTEGRITY, RESPECT AND TRANSPARENCY

Under the third pillar of our sustainability strategy of “Empowering our people to thrive”, we have the ambition to 'improve our governance structures and encourage people to do the right thing. Our strategy reflects Credicorp’s commitment to promote a culture based on values and is supported by systems, guidelines, roles and teams that ensure on-target and efficient decision making.

The materiality analysis conducted, both Credicorp and its stakeholders considered “Corporate Governance” and “Business Ethics and Anti-corruption” material (this issue was ranked most important by the corporation). The section that follows provides details on our corporate governance enabler─ which covers the aforementioned issues and sustainability governance─ and includes information on our corporate policies; assessment of human rights; and systems for control and corporate management, all of which ensure that our operating model works according to plan and along sustainable lines.

Corporate Governance

Material Issue Corporate Governance, Inclusion of diversity and Equal Opportunities

GRI 2-9, 2-10, 2-11, 2-12, 2-13, 2-17, 2-18, 2-19, 2-20, 3-3, 405-1

Pillar 3

We constantly strive to align our Corporate Governance framework with best international practices. Credicorp is listed on the New York Stock Exchange (NYSE) and complies with all aspect of the Sarbanes-Oxley law. This law is considered one of the world’s best frameworks of reference for Corporate Governance practices.

In 2020, we began integrating sustainability in our strategy and in the management of all of our businesses. Over time, we have introduced elements to determine and insert roles and responsibilities for the design and execution of our Sustainability Strategy in our corporate governance structure at the corporate and subsidiary levels.

WE SEEK TO INCORPORATE THE BEST PRACTICES OF CORPORATE GOVERNANCE

Independence

- New (and more demanding) criteria for independence applicable to Directors
- Requirement of a minimum of 3 (of a total of 9) Independent Directors
- The President of the Board cannot preside over Committees or participate on Audit or Sustainability Committees

Inclusion of diversity

- Gender diversity guidelines were approved by the Board to ensure that the main subsidiaries and those with more than 1,200 employees have a least two female Directors and to guarantee that the remaining subsidiaries have at least one female director. Board Committes must have a least one female member.

Expertise/Professionalization

- More international experience
- New capacities, experience in sustainability and gender equity

New Corporate Policies

- Corporate Policy for Sustainability
- Human Rights Policy
- Policy for Responsible and Sustainable Investing

Milestones 2022- Corporate policies and guidelines

Based on these criteria and aligned with our vision to be a sustainable financial leader, in 2022 we took the following actions on the Corporate Governance front at the Group level:

1.	Credicorp’s Code of Ethics was updated to place more emphasis on employees’ relations with Credicorp’s stakeholders. This change includes a declaration of our commitment to human rights. The new Code will also provide illustrative examples that cover recurring situations that emerge on the business front. For more information consult the Code of Ethics section.

2.	The Internal Code of Conduct regarding disclosure of material events and confidential information was updated to introduce improvements in definitions and in the scope of application; indicate responsibilities of individuals possessing privileged information; establish the parties responsible for determining Material Events; among others.

3.	A comprehensive review was conducted of the Guidelines for the Group’s Corporate Governance Policy. These changes reflect the opportunities for improvement identified after the guidelines’ launch with the Group’s key management units.

4.	We stablished Credicorp’s Sustainability Policy, which regulates the environmental and social impact of our direct operations; the environmental and social impact of our products and services; and Credicorp’s corporate governance. The objective is to set the bases to integrate sustainability across the company.

5.	We stablished Credicorp’s Corporate Policy for Human Rights, whose purpose is to set forth the Holding’s commitment to protecting the human rights established in the Corporate Code of Ethics. This policy was developed using the framework of the Guiding Principles on Business and Human Rights of the United Nations (UN) and considers standards and commitments from the International Labor Organization (ILO), the Organization for Cooperation and Economic Development (OCED), the Equator Principles, among others.

6.	We approved our Corporate Policy for Responsible and Sustainable Investment, whose objective is to consolidate and disclose information on the understanding and commitment that Credicorp and its subsidiaries share with regard to the Holding’s strategic position on sustainable and responsible investments.

Corporate Governance Structure

As an entity that lists on the NYSE and Lima stock exchanges, Credicorp has developed the following corporate governance structure: 1) Shareholders’ Meeting; 2) Board of Directors; and 3) Board Committees: Audit Committee, Risk Committee, Sustainability Committee and the Remuneration and Nominations Committee.

Shareholders’ Meeting

The General Shareholders’ Meeting is held every year to:

●	Receive the annual report of auditors and financial statements for the fiscal year,

●	Select directors (periods of 3 years) and determine their compensation,

●	Designate external auditors for the fiscal year and

●	Resolve any other matter submitted to the Meeting for consideration.

For more information regarding calls to Meeting, shareholder participation and procedures to follow before and after Meetings, please see our Shareholders’ Guide.

Board

The Board is in charge of overseeing the management and operations of Credicorp’s businesses. The conduct of its members is guided by principles of loyalty, good faith and diligence, which reflects its role in ensuring that long term benefits are generated for the Company and its stakeholders. The Board meets at least once every two months. Quorum for the Board’s sessions is achieved with the presence of the majority of its members and agreements are adopted with the favorable vote of the majority of members attending the session. In 2022, eight Board meetings were held. All of the sessions were attended by all of the Board’s members.

The Board coordinates with General Management to set the dates for sessions and the agenda for the same. The Board also proposes new issues to discuss based on pertinent developments within and outside the Group.

The Board is responsible for following up on and controlling potential conflicts of interest among the Board, members of the Board and its shareholders. Directors must abstain from participating in the deliberation and vote on matters that may constitute a conflict of interest with the Company. The minutes of the Committee and Board will make explicit mention of the abstentions.

For more details on the Board’s functions and the guidelines and policies that regulate conflicts of interest, please see Rules of the Board and our Credicorp’s Code of Ethics.

Composition of the Board as of 2022

In accordance with our Corporate Governance Policy, the Board is comprised of nine directors, who are selected by the General Shareholders’ Meetings for a period of three years and subject to reelection. The Board must have no fewer than three independent directors and, whenever possible, the majority of its members should be independent. Additionally, we seek to ensure that our Boards have at least two women independent directors. In 2023, a nominations process will be conducted to choose nominees to Credicorp’s Board (the last process was in 2020).

WE HAVE INDEPENDENT BODIES FOR GOVERNANCE THAT HAVE EXTENSIVE AND VARIED KNOWLEDGE AS WELL AS EXPERIENCE

As indicated, our board is characterized by both independence and gender diversity. Additionally, its members possess a diverse knowledge set and deep local and international experience in banking and finance, insurance, legal matters, business management and private capital. Members also demonstrate solid capacities on the digital, transformation, commercial, marketing, education and sustainability fronts and are immersed in issues relative to corporate governance and gender equity.

For more information about the criteria and processes to choose our Directors, please visit our Corporate Governance Policy which is available in our webpage section “Corporate Governance Documents” and in section 6.C. of our 2021 20F Form.

Independence, Diversity and Competencies of the Board in 2022

Luis Romero Belismelis, Chairman of the Board at Credicorp, is responsible, among other issues, for ensuring the Group’s effective governance and performance. He is also in charge of leading and managing measures to ensure that Credicorp meets its obligations. Mr. Romero is a Peruvian businessman with extensive experience managing companies in the consumer and services industries. He has led different subsidiaries of Grupo Romero and Credicorp as either director or member of executive management.

The Corporate Secretary is Conyers Corporate Services Ltd. (Bermuda) and the Deputy Secretary is Mr. Guillermo Morales Valentín.

The program for sustainability training includes two fronts to educate the highest bodies of governance. For further detail, see the section “Integrating Sustainability – Change Management – Integrating sustainability in the DNA or our leaders and employees”

For more information on our Board, see section “CG Documents” on Credicorp’s web page and document Form 20-F 2021, sections 6.A and 6.C. More information on our directors’ experience can be found here.

45 For more information about the independence criteria of the Credicorp’s Board of Directors please review the section 2 of our “Corporate Governance Policy”.

Board Committees

Currently, Credicorp’s Board has four committees, whose configuration reflects our efforts to ensure higher levels of diversity; better distribution of capacities across committees; and increase each committee’s level of Independence. Three of the four committees are presided by independent directors45 and all Committees have at least one female director. Our current committees are configured as follows:

Assessment of the Board’s Performance

Board members conduct an directors’ annual self-assessment of their performance and that of the Board. The Board and the internal auditor are informed of the results of the self-assessment. The criteria of self-assessment are as follows:

Individual assessment of performance	Assessment of the collegiate body
● Involvement and participation ● Contribution to achieving institutional objectives	● Board meetings and Operativity ● Board dynamic ● Directors' knowledge of Credicorp's Strategy, Purpose, Vision, Statutes, Rules and other relevant matters.

It is important to note that the Board takes the measures needed to incorporate the recommendations made by directors in their self-assessments.

Executive Management

The Board has the power to delegate its authority to supervise the company’s daily management to one or more officers. Each of the members of Executive Management at Credicorp has vast experience and a long trajectory within the Group.

Name	Position	Years of service to the Group[46]
Luis Romero Belismelis	Executive Chairman	2 [47]
Gianfranco Ferrari de las Casas[48]	CEO	27
Reynaldo Llosa Benavides	Chief Risk Officer	26
César Ríos	Chief Finance Officer	29
Alejandro Perez-Reyes	Chief Operating Officer	23
Francesca Raffo[49]	Chief Innovation Officer	28
Diego Cavero[50]	Head of Universal Banking	28
Javier Ichazo	Head of Microfinance	26
Cesar Rivera Wilson[51]	Head of Insurance and Pensions	23
Eduardo Montero	Head of Investment Banking	20
José Esposito Li-Carrillo	Chief Audit Executive	26
Bárbara Falero	Chief Compliance Officer	16
Guillermo Morales Valentín[52]	Head-Legal and Deputy Secretary	15
Úrsula Álvarez Peña	Head of Talent Management	16
Enrique Pasquel	Head of Corporate Affairs	5

For more details on changes to Executive Management, refer to the following press release published on Credicorp’s web page: Press Release and SEC Document.

For more information on the members of Executive Management, please consult the Management Structure section from our web page.

46 As of December 31st, 2022, from Credicorp and its subsidiaries.

47 As the Executive Chairmen who takes part of management, the years of services to the Group of Luis Romero in the Senior Management differ from the figure presented as the Chairman of the Board.

48 Assumed position on January 1st, 2022.

49 Assumed position on February 1st, 2022. She maintains the position as Deputy General Manager of Individuals and Small Businesses at BCP.

Compensation Model for the Board and Executive Management

GRI 2-19, 2-20

It is fundamental to provide adequate compensation to ensure that the Board is provided sufficient incentive to conduct in-depth supervision; establish corporate guidelines that lead to the right decisions; and motivate Management to act in the best interests of shareholders as we create value. This entails assuming prudent risks with an eye on the short and long term.

Board Compensation

Compensation for directors at Credicorp and its subsidiaries is approved by the General Shareholders’ Meeting at each entity. Total compensation is comprised on annual compensation for sitting on the Board plus additional compensation depending on the Board Committees to which each director belongs.

More details on the composition of compensation for the Boards of Credicorp and its subsidiaries can be found in document Form 20-F, which is published on our web page.

Compensation for the Executive Segment

Credicorp’s Compensation Model seeks to strengthen strategies to attract and retain talent; align Executives with Credicorp’s interests; incorporate best practices in the market; and generate a match with the following philosophy:

●	We attract and retain the best Local and International Talent for Credicorp.
●	We provide differentiated compensation to our Executives for high performance and ethical behavior.
●	We align the interests of Executives and Shareholders by sharing Credicorp’s success and risks.
●	We generate passion to create long-term value for Credicorp and its stakeholders.
●	We are transparent about our management of performance and compensation, and provide Executives for easy-to-understand models.
●	We promote diversity by ensuring equitable payment and equal opportunities.

50 Assumed position on January 1st, 2022. In the same date, assumed as General Manager at BCP

51 Assumed position on February 1st, 2022. He maintains the position as CEO at Pacífico Compañía de Seguros y Reaseguros.

52 Following the resign of Ms. Miriam Nelsi Böttger Egg, Mr. Morales assumed the Deputy Secretary position on May 1st, 2022.

The body responsible for ensuring that we have a Compensation policy and model that allows us to attract and retain suitable talent is Credicorp’s Compensation and Nominations Committees. As we commented in the section on Board Committees, one of the main functions on the Compensation front is:

●	Define Credicorp’s Compensation Policy and Model.
●	Approve proposals for Total Compensation, which include incentive plans and adjustments for salaries for Executive Management at Credicorp.

The Corporate Manager of Compensation at Credicorp participates in the sessions of the Committee on a permanent basis to provide technical support in his area of expertise.

Credicorp’s Compensation management seeks to guarantee a balance between Executives’ Total Compensation and the Group’s competitive capacity to:

●	Attract competent and qualified personnel.
●	Retain the most qualified talent.
●	Reward those who contribute more to the achievement of institutional goals.
●	Keep personnel motivated.
●	Improve the organization’s efficiency.
●	Guarantee the rationality of the budget for salaries.
●	Comply with pertinent regulations and laws.

To ensure that compensation is consistent across the business, we consider the relative value of positions and executives’ performance levels. To measure the value of the position, Credicorp utilizes an International Methodology of factors and points developed by the Hay Group, which classifies and orders positions based on content and requirements related to Knowledge, Complexity and Responsibility for Results.

The Hay Group’s Methodology is used by many public and private organizations in North America, Latin America and Europe as a basis to establish fair and equitable compensation practices in accordance with abilities, effort and responsibility, regardless of gender, race, creed, age or marital status. This ensures that our practices are neutral and respect applicable legal frameworks.

Total Annual Compensation (TAC) of our Executives is comprised on a Fixed Salary with two variable components, the Short-term Incentive and Long-term Incentive. Variable components become more relevant the higher you move up the employment hierarchy. Total Annual Compensation is as determined as follows:

Fixed Salary	Variable Incentives
Between 30 and 55%	Between 45% and 70%

Fixed and variable compensation

Fixed Salary

Fixed salary corresponds to the payment that is assured under contract and in accordance with the legal framework of the country in which Credicorp operates. This amount is based on the value that Credicorp has set and reflects the level of responsibility of the corresponding functions and is not linked, under any circumstances, to variable parameters or results obtained.

Decisions regarding salary increases for managers that are part of the Executive segment are based on:

●	Trend reflected in performance assessments.
●	Positioning within each salary band.
●	Salary equity.
●	Seniority.
●	Talent measurements.
●	Organizational budget.

Short-term incentive (STI)

Short-term incentives at Credicorp provide compensation for meeting annual objectives/targets set by Credicorp and is based on the position held and given in cash.

The performance sheets of Credicorp’s main executives are comprised on financial, operating and sustainability-related indicators (ESG). These variables vary by company and are aligned with the corporate business strategy and/or the subsidiary’s strategy where applicable. It is important to note that payment of short-term compensation is activated when the minimum level set for Credicorp’s Net Income is achieved and depends on the percentage by which said minimum is exceeded.

Long-term incentive (LTI)

Credicorp seeks to align the interests of Executives and shareholders by sharing Credicorp’s success and risks and promoting long-term value creation for the organization and its stakeholders.

Our long-term incentives consist of two components of payment:

●	LTI for Retention: The objective is to retain Credicorp’s Executives through deliveries of Restricted Shares (BAP) for a period of 3 years with releases equal to 1/3 each year.
●	LTI for Value Generation: The objective is to guide performance of Executives to create long-term value for Credicorp by linking compensation with fulfilment of indicators. This incentive will be implemented beginning in 2023.

Sustainability Governance

GRI 2-12, 2-13, 2-14, 2-16, 2-17

The objective of the sustainability structure is to increase sustainability’s visibility in key forums inside the organization and establish clear responsibilities with regard strategy and its successful execution and decision making at Credicorp and the subsidiaries.

We have developed a series of key roles and forums to complement existing governance structures to drive the implementation of the sustainability strategy developed at the corporate level and align actions across subsidiaries. Our work to involve the Board and leadership at the organization has played a key role in our processes.

Additionally, we have:

●	A Corporate Sustainability Leader: reports directly to the Sustainability Sponsor and is in charge of the Corporate Sustainability Office; supports the Sponsor in initiatives to moderate the sessions of the Sustainability Committees; the Steerco of Sustainability and of the Working Group for Sustainability.
●	Sustainability Leaders (Subsidiaries): the majority report to the Sustainability Sponsor of their company (CEO) and are in charge of determining the strategic direction of sustainability at the company level; supervising the implementation plan; and monitoring the progress of initiatives.
●	Working Group for Sustainability: the objective is to ensure that strategies at the subsidiary level are aligned with Credicorp’s and take advantage of synergies to implement sustainability efforts. The group is presided by the Sustainability Leader at Credicorp, with the support of the Sustainability Office, and comprised of all the leaders of sustainability. The group meets once a month and the agenda is set by the Sustainability Office and sustainability leaders.

Teams to Implement the Sustainability Strategy

As mentioned above in the section Integrating Sustainability, two major fronts of work were defined to implement the Sustainability program: the platforms of the business model and the enablers of the operating model. Specific dynamics have been designed for both to optimize operativity. We manage these fronts at the corporate level through multi-company roundtables, which are attended by leaders of initiatives and conduct follow-up on efforts at the subsidiary level. Each platform and enabler has a recurring forum of discussion and coordination (bi-weekly, monthly or quarterly). In the case of enablers, we also hold a bi-weekly forum.

At the end of 2022
50 projects prioritized	+40 leaders of initiatives involved in the platforms of the 7 subsidiaries that are part of the program

In general, the Sustainability Office facilitates forums on the platforms while enablers are facilitated by corporate teams (accompanied by the Sustainability Office). The main objectives of these collaborative working forums, which are attended by members of each roundtable and the sustainability office, include:

●	Define and approve concepts and the strategic direction (roadmap) of the front at the corporate level
●	Give visibility to initiatives
●	Guarantee alignment and consistency between initiatives
●	Comment on progress and identify synergies between projects to strengthen impact
●	Share best practices
●	Establish mechanisms for follow-up and measurement

For more information on our Sustainability Governance Structure, see our Sustainability Strategy 2020-2025 and the Annual Sustainability Report (pg. 141 to 149)

Compliance and Ethics

Material Issues Business Ethics and Anti-corruption, Regulatory Compliance, Anti-competitive Practices, Human Rights, Comprehensive Risk Management, Cybersecurity

GRI 2-15, 2-22, 2-23, 2-24, 2-25, 2-26, 2-27, 3-3, 205-1, 205-2, 205-3, 206-1, 406-1

SASB FN-CB-510a.2

Pillars 1, 2 and 3

Regulatory compliance and ethics are material issues for our stakeholders and are core elements of good corporate governance. Next, we provide details on Credicorp’s system to manage these points.

Contribution of Compliance and Ethics to our Sustainability Strategy

We are convinced that to live our purpose, we must place transparency and ethics at the center of all our decisions. Our system for Compliance and Ethics management acts as a key enabler by:

●	Ensuring that the terms and conditions of financial products and services are clear
●	Establishing a framework for conduct that promotes a good workplace environment and opportunities for all employees
●	Promoting responsibility and integrity at all of our businesses

Our executive management’s commitment to acting as an agent of change and sustainable financial leader in Latin America that is guided by a higher purpose, is forward-looking and focused on our stakeholders is reflected in a commitment to:

●	Promoting ethics and integrity, which are fundamental elements of our organizational culture
●	Guaranteeing regulatory compliance and preventing financial crimes through a system of Compliance and Ethics management that contributes to achieving 4 of the 7 SDG prioritized:

Code of Ethics

In April 2022, the Board approved an update to the Code of Ethics by appointing the Compliance and Ethics Division to manage the system and establish policies and controls to regulate compliance. This code guides Credicorp’s employees in their relations with our stakeholders (other employees, clients, suppliers, shareholders and society in general):

Each of our +36,000 has access to the same tool: GenÉTICA Credicorp, which helps us bolster efforts to act correctly

People commit to living by this Code when they begin working with the Group’s companies and renew this commitment every year on-line. The code is available to the public on Credicorp’s web page and is offered in both Spanish and English.

The code is reviewed on a permanent basis to ensure that it is both effective and up-to-date. More than 1,300 participated in the last update, including executive managers, employees, clients and suppliers as well as other stakeholders to ensure that all expectations regarding Credicorp’s members are considered. In doing so, we assure that we are aligned with our purpose.

“Ethics taken to the next level”

To guarantee that employees assimilate the new Code, we launched an internal corporate communications campaign: “Ethics at the Next Level”, which sought to position this issue in the top of mind of employees through different dissemination, training and culture initiatives such as:

●	Live transmission of encounters with General Managers and Compliance and Ethics managers to reinforce the importance of the Code; this included a video to launch the initiative, which was viewed by 40% of employees.
●	“Leadership at the following level,” where more than 500 leaders of different business units conversed about the most important aspects of the Code that are applicable to leadership
●	Branding at the headquarters of Credicorp’s companies, where 5 activations were rolled out with the participation of more than 1,500 employees.
●	Launching of the landing for more than 1,500 leaders of Credicorp with important information on the Code and a dynamic that they can use with their teams.
●	Videos and digital communication to generate awareness of the Code and its main characteristics.

Ethics in leadership

One of the ways to measure to what point ethics are embedded in the company’s culture and within leadership is through the perceptions of our employees. At the end of 2022, we registered highly positive results:

Alerta GenÉTICA – Our Ethics Line

Alerta GenÉTICA is available to our employees, clients, suppliers and any other individual seeking to report conduct of members of Credicorp that may violate our Code.

We protect the confidentiality of the information provided and comply with current local and international regulations that are applicable to Credicorp and aligned with good international practices.

For more information on Alerta GenÉTICA, review Credicorp’s web page.

Processing reports and zero tolerance for reprisals

All reports to Alerta GenÉTICA, once received, are investigated by the control units. If the results of the investigation seem to indicate that the Code or its complementary policies has been violated, the Labor Relations team will define and apply the corresponding disciplinary measures, which range from a letter of warning to notice of termination notwithstanding the legal actions that can be taken under current laws.

Our Corporate Policy for Credicorp’s Alerta GenÉtica Credicorp system can be found here in Spanish and English on Credicorp’s Web page.

We measured our employees’ perception of whether the company’s culture recognizes the importance of ethics.

To accompany these results:

●	We publish an Annual Report on GenÉTICA so that our employees can learn about the main characteristics and statistics relative to the reports received.
●	We create awareness among employees about Alerta GenÉTICa and its use through internal communications campaigns, digital communication and training in critical units.

In 2021, our “Alerta GenÉTICA” ethics line registered the following results:

●	We received 611 reports, which constitutes an 18% increase with regard to last year. This increase is attributable to an uptick in awareness and training to motivate people to report incidents.
●	81% of the reports received were anonymous. This level is similar to the 78% reported in 2021.
●	64% of the cases come from BCP Peru, which is the Group’s largest employer.
●	62% of the reports received contain enough information to initiate an investigation; consequently, 172 corrective and disciplinary measures were applied. The distribution by type was as follows:

○	17% reflect terminations
○	14% reflect suspension
○	9% reflect letters of reprimand
○	4% reflect warning letters
○	56% others

Distribution by category of valid reports received in the years 2022, 2021 and 2020

Valid Reports by Category	2022	2021	2020
Workplace hostility	182	169	91
Disloyal practices and conflicts of interest	84	65	47
Fraud	41	65	26
Unethical behavior	55[53]	58	56
Others	17	28	18
Corruption and bribes	2	8	2
Total	381	393	240

53 A case of discriminatory comments was reported. As corrective action, a reprimand and reinforcement of our guidelines was applied

Distribution of valid reports by company received in the years 2022, 2021 and 2020

Valid reports by company	2022	2021	2020
BCP	254	250	179
Mibanco	80	92	39
Mibanco Colombia	8	15	0
BCP Bolivia	23	15	2
Credicorp Capital Colombia	6	6	4
Pacífico Seguros	5	13	11
Prima AFP	0	1	4
Credicorp Capital Perú	2	1	0
Credicorp Capital Chile	0	0	1
Otros (BCP Panamá, Culqui, ASB)	3	0	0
Total	381	393	240

Organizational justice and the Ethics Committee

Organizational justice implies addressing cases of unethical conduct in a timely manner as well as applying the corresponding corrective and disciplinary measures if violations of our Code and values are confirmed. This is key to generating an environment based on trust for our employees, who must perceive that ethics is embedded in our organizational culture.

88%	Trust that disciplinary measures will be taken to punish ethical violations at the company	85%	Trust that disciplinary measures for ethical violations will be applied equally to all employees.

Each of the Group’s companies has an Ethics Committee, which meets on an ad-hoc basis to examine cases that may generate a significant impact. In the case that impact is important for Credicorp as well, the case can be elevated for review by the Corporate Ethics Committee. Additionally, because we believe that by being transparent about our ethics line engenders ethical behavior, the Sustainability Committees reviews the main initiatives and results of our ethics line on an annual basis.

Addressing our employees’ doubts and questions

All of Credicorp’s employees have access to channels to ask questions about any aspect of the Code and its complementary Policies.

Training in ethics and communications

Political Juncture

In 2022, in a context of elections in Peru and Colombia, all employees received communications to remind them that all political activities and contributions in Credicorp’s name are strictly forbidden. This information included guidelines to follow in the case that employees, on a purely personal basis, choose to participate in activities or make contributions. We also updated our guidelines for employees that wish to hold public office to head off potential conflicts of interest.

Every year, employees must complete and online training program, which addresses the most relevant aspects of the Code of Ethics. In 2022, 92% of employees successfully completed the program and corrective and disciplinary measures were taken to ensure that the remainder of employees complete the course.

All of the directors of Credicorp and the subsidiaries have been trained understand the most relevant risks relative to Compliance and Ethics and the casuistries of ethical decision-making. This training is conducted when a new director is named and all directors receive this training once a year.

Periodically, internal communications campaigns and training are rolled out with high-risk units (commercial, supplier management, confidential information management, etc.) to address practical questions and ensure compliance with the Code of Ethics.

GenÉTICA Lab

This is the format we use to create awareness among and train Credicorp leaders who work in high-risk units. In 2022, we launched the “GenÉTICA Credicorp – Ethics at the next level” campaign and conducted 20 workshops with close to 300 leaders.

At these workshops, we reinforced knowledge about the main guidelines for anti-corruption and conflicts of interest. These initiatives, which combined fun and practical approaches, also covered ethical behaviors in leadership roles.

75%	Of leaders invited participated	91% T2B	Were satisfied with the workshop	86%	Was the leaders’ level of knowledge about the guidelines after participating in GenÉTICA Lab

We are aware of our role and impact on society

We are committed to our role to be agents of change. For the second consecutive year, the Division of Compliance and Ethics participated in the Programa Contigo Emprendedor. This year, we also provided information on Personal Data protection to the Programa “Contigo Agente,” which was attended by more than 1,500 Agentes BCP. We obtained a satisfaction level of 99% T2B for this effort and 83% of participants proved that they had internalized the concepts by correctly answering the questions in the follow-up assessment. Additionally, our Division participated in a program that reached more than 100 thousand Small Businesses throughout Peru.

Ethics as our way of doing business

As part of our sustainability platform “Simplicity and Transparency,” we conducted, for the fifth consecutive year, a campaign to create awareness about responsible selling at BCP’s commercial units. The objective was to emphasize the importance of offering our clients products that they need in a simple and transparent manner. Leaders of the Commercial Division disseminated messages that motivate employees to think about the client’s needs and to act transparently at all times. We use online communications channels to disseminate:

Tips for responsible selling, trivia, real cases and reinforcement through online chats	Reached +9,500 employees

Suppliers aligned with our Ethics and Integrity

Our commitment to ethics and integrity also applies to our relations with suppliers and counterparties given that we recognize that when relations with our stakeholders are based on trust and mutual respect, everyone will benefit.

We have consolidated our compliance focus by including suppliers, as indicated in Section “Sustainable Management of Suppliers - Suppliers Aligned with our Ethics and Integrity”.

Managing Conflicts of Interest

Our Code and its complementary Policies provide employees with guidelines and tools to prevent and effectively manage situations that may entail a conflict of interest that involves their families or relatives, external activities or others.

Directors, Executive Management and other employees must send information on a periodic basis to identify and prevent potential conflicts of interest. Critical processes, such as procurement, are equipped with controls to pinpoint potential issues. We also have policies that specifically regulate operations between associates of Credicorp; and the Sustainability Committee and other stakeholders are informed annually of any relevant information detected.

In 2022, we have updated guidelines to manage potential conflicts of interest involving relations between directors and employees and stakeholders. We have initiated a process to develop a digital tool for disclosure to allow users to submit statements regarding conflicts of interest in a practical and timely way.

Our Focus on Contributions to Political Parties

GRI 415-1

The guidelines that Credicorp has set for political contributions have evolved over the past few years and are contained in our Anti-corruption policy, which indicates the following:

●	Neither Credicorp nor its subsidiaries can make contributions to political organizations or their members under any modality (monetary or non-monetary), whether directly or indirectly.

In line with these directives, Credicorp and its subsidiaries made no direct or indirect contributions to parties and/or political representatives in 2022.

Contributions and other expenses		2018	2019	2020	2021	2022
	Currency
Candidates / campaign organizers for local, regional or national elections	PEN	0	0	0	0	0
Others (e.g.: expenses for electoral measures or referendums).	PEN	0	0	0	0	0
Total of contributions and other expenses	PEN	0	0	0	0	0

Corporate Compliance Policies

GRI 2-23, 2-24, 2-27, 3-3, 205-1, 205-2, 205-3, 206-1

SASB FN-CB-510a.1, FN-CB-510a.2

WE COMPLY WITH REGULATIONS AND EFFORTS TO PREVENT OF FINANCIAL CRIMES TO ENSURE EFFECTIVE RISK MANAGEMENT

Under our system to manage compliance and ethics-related risks, we have developed policies to complement our Code of Ethics, which strengthens the decision-making process and ensures compliance with local regulations for the prevention of financial crimes. Each policy is equipped with mechanisms to ensure effective implementation, including:

The Compliance and Ethics Division determines responsibilities and hierarchies and systematically reviews the same at all of Credicorp’s companies to ensure that the Code and its complementary Policies are efficaciously managed. Our Chief Compliance and Ethics Officer reports directly to the Board and presents periodic and consolidated reports on the performance of Credicorp’s compliance programs. Each subsidiary has a compliance and ethics official, who works with a specialized team and reports to the main office.

Today, we have a framework for advice on compliance and integral ethics to ensure that our new products, channels, initiatives, services or changes in offerings/conditions are assessed in a timely manner at all stages, from ideation and conception to implementation and follow-up. Under this form of work, in 2022 we evaluated more than 750 initiatives, where we applied more than 300 controls, the majority of which entailed adequate protection of personal data; prevention of money laundering; and contributing to fiscal transparency and adequate market behavior.

Next, we present the main aspects of how we manage the policies that complement the Code and provide details on the achievements registered in 2022:

Policy	Declaration	Applicable Regulation	Management and Progress 2022
Anticorruption	Zero Tolerance to Corruption None of the cases received by Alerta GenÉTICA were found to constitute cases of corruption.	1. Law 30424 - Perú 2. Foreign Corrupt Practice Act (FCPA) 3. UK Bribery Act

Risk Assessment: 100% of our 8 main subsidiaries[54] are equipped with a risk matrix for corruption.

Policies and controls:

Guidelines for anti-corruption prevent risks related to:

●  Donations or non-commercial sponsorship

●  Reception and/or delivery of gifts or similar

●  Financial aspects and commercial relations with suppliers, agents and third parties

Culture: We train 100% of areas and/or processes that are considered RHC (relevant, high and critical)

Training:

			98% (32,717) of employees at the main subsidiaries[55] trained; these individuals reaffirmed their commitment to the anti-corruption policy	100% (63) of directors at the main subsidiaries[56] were trained upon induction and yearly thereafter.	In some of the main subsidiaries, 250 suppliers were trained who, due to the nature of their functions, presented a greater exposure to bribery risks. Likewise, they signed anti-corruption commitments in addition to those stipulated in anti-corruption clauses of their contracts

Monitoring: 9 new analytical models were developed to detect potential cases of corruption and to monitor RHC processes[57]

Supervision:

●    BCP

○   ISO 37001 certification, antibribery management system applied to 5 strategic processes

○   Peruvian anti-bribery certification “Empresarios por la Integridad (ExI)”

●    Pacífico Seguros

○   ISO 37001 certification for institutional sales of business insurance for the Public Sector

Free Competition	Zero tolerance for anti-competitive conduct	Ley DS 030-2019 TUO – Repression of Anti-competitive Conduct

BCP has implemented 7 of the 8 actions in INDECOPI’S guide: (1) Commitment from Executive Management, (2) Naming of Compliance Officer, (3) Risk Management, (4) Controls and Protocols, (5) Training, (6) Monitoring andy (7) Complaint system. For 2022, will be conducting internal auditing.

54,55,56 BCP Perú, Mibanco Perú, BCP Bolivia, Pacífico Seguros, ASB, Credicorp Capital Regional (Perú, Chile, Colombia and USA), Prima AFP

57 For example: contracts with suppliers, suitability of collaborators, accounting records, among others

	Neither Credicorp nor its Subsidiaries has received a firm ruling in this regard.	Compliance guide issued by INDECOPI, the regulatory entity of the Anti-competitive Conduct Law. Credicorp has decided to adopt this standard to implement its compliance program for Peruvian subsidiaries.

Commitment of Executive Management: CEOs at all of Credicorp’s companies (local and foreign) as well as leaders in Human Development were trained by an external expert. In light of our role as an agent of change, BCP led training on Free Competition for all CEOs of banks in Peru with the assistance of an external expert.

Training: Targeted training was imparted to commercial teams in wholesale banking and to the Pricing, IT Human Develop and IT Financial Services teams relative to free competition risks in the job market. Additionally, all of Credicorp’s employees received online training on basic aspects of free competition.

Monitoring: Current commercial strategies for the main financial products and services were reviewed to verify compliance with guidelines for competition and advise business lines regarding this matter.

Work was conducted at Mibanco Perú to develop a risk matrix for Free Competition, which identified and assessed 13 risk scenarios, 2 of which were considered medium risk.

At Pacifico Seguros, we are working with an external expert to develop a free competition risk matrix for the company.

Regulatory compliance	Implement all regulations applicable to the subsidiaries utilizing international methodologies and standards	New regulations and international rules that impact the company

Main fronts for management:

New regulations: in coordination with the business units, we identify, assign and assess regulatory obligations to ensure they are implemented in the company’s processes within the timeframes set by regulations.

Existing regulations: We use a risk-based focus (through scoring and differentiated drivers), which allows us to prioritize the regulations that will be assessed over the year. We have a Traditional Assessment methodology for processes that have a wider scope and a Self-assessment when we seek to empower the business through more participative analysis. Both allow us to identify and mitigate compliance risks and have a set of remediation plans at the ready if necessary.

Sanctions: We use indicators to identify and manage sanctions paid at each entity. The objective is to implement corrective measures with impacted units to prevent sanctions down the line.

Protection of personal data	We value the trust that people show when entrusting us with their personal information and strive to correctly manage the same to forge closer ties	Law N° 29733 Personal Data Protection GDPR General Regulation for data protection

We implemented improvements in physical, semi-attendance and digital to channels to ensure that clients have provided due consent and in contract clauses, privacy policy and cookies policy.

Guidelines were set to improve the quality of contact information that is gathered and guides and communications were disseminated to employees that manage client information to ensure adequate treatment.

For more information, see section “Personal Data Protection” (annexes)

Market conduct	We improve the financial health of citizens by building relations based on transparency and	Regulation on Market Conduct has increased significantly and as such, our efforts to implement	Culture:

simplicity with a focus on preventing contractual abuses and strengthening our client-centered culture.

new procedures and controls to ensure regulatory compliance have also been stepped up. Given that we have a sizable share of the market, we actively collaborate with the Superintendency of Banking, Insurance and AFP (SBS) and the Association of Banks to develop a healthier and pro-client economy.

The main regulations are:

●    Market Conduct Regulation

●    Regulation for cards.

●    Law 31143: Law to protect against usury.

●    SBS Regulation for Fees and Expenses (published in 2021).

●    Provisions to apply maximum rates (published in 2022)

●    Rules for Complaints and Requirements (published in 2022)

All of the employees of BCP, Pacífico Seguros and Mibanco Perú have completed training. The objective of this program is to ensure that employees internalize guideline for good selling practices and customer service. Training is conducted annually and we obtained an average rating of 19 out of 20.

Monitoring

In 2022, BCP conducted monitoring and through visits and incognito visits to branches and calls to the call center. This monitoring measured the knowledge of products and services to ensure that clients receive advice that suits their needs. In 2022, 90% of clients were classified as “totally satisfied clients.” This topped the result of 89% registered at the end of 2021.

Research:

Our controls allow us to detect sales that do not correspond to our clients’ requests or which violate some internal regulation for products that entail debt purchases, credit-card loans, cash loans, loans to the SME-Pyme segment (Small and Medium businesses) and optional insurance. At least 2.1% of Retail loans at BCP were considered irresponsible sales. Around 964 employees were sanctioned for this behavior.

At Mibanco Perú, at the beginning of 2022 a Responsible Selling Policy was rolled out. This year, loan disbursements, time account openings and bank drafts in the national territory were monitored.

Supervision

To continue improving and fine-tuning our relations with users, we published the Codes of Good Practices from BCP, Mi Banco and Pacifico in the “Transparency” section of the web pages of these entities. These documents outline the main actions taken over the last year and provide information on financial education, information transparency, service quality and direction, claims management, business practices and security.

For more detail on the initiatives related to Simplicity and Transparency, see the Simplicity and Transparency that Generates Trust section.

Human Rights Assessment

Material Issue Human Rights

GRI 3-3

Pillar 3

We believe that Human Rights constitutes a material issue to business sustainability and as such, have developed an articulated and comprehensive approach to handle this front. Execution began at the end of 2021 and in 2022, we rolled out the following stages:

●	Commitment – We inserted our public commitment in our Code of Ethics (See section: “People and Fundamental Rights are always first”) and Credicorp’s Board Of Directors approved our Corporate Human Rights Policy.

●	Identification of Risks and Controls – We identified, assessed and analyzed Human Rights risks to identify the most relevant scenarios, beginning with BCP, Credicorp’s main subsidiary. This assessment was conducted by an external consultant and a multi-disciplinary team comprised of all of the areas that manage risks related to Human Rights to collect information and determine exposure. Some of the areas involved were: corporate procurement, Labor Relations, Compliance and Ethics and Sustainability. Issues such as discrimination, labor rights, information transparency, anti-corruption, digital gaps and others were addressed in the process to develop a Human Rights risk matrix that identifies the impacts, perceptions and priorities of Human Rights within each of our stakeholder groups.

●	Proposal for plans of action –these plans will develop with the results of the analysis of identified risks and consequent controls, which will be conducted in 2023. These will include training, dissemination of our guidelines and efforts to establish supervision and reporting mechanisms.

Steps 1 and 2 in 2022 generated awareness of these issues in key areas. As part of the process, training sessions were held with leaders of the main areas in July to ensure that their work, as well as that of their teams, contemplates a human rights focus. Our objective for next year is to establish Human Rights governance at the corporate level to articulate and ensure the execution of the plans that are developed through this analysis.

WE STRENGTHENED OUR COMMITMENT TO HUMAN RIGHTS

For more details on initiatives and progress related to other Compliance policies, please see section “Other corporate Compliance policies” and the section on Compliance and Ethics on Credicorp’s web page.

Control Systems and Corporate Management

Material Issues Comprehensive Risk Management, Cybersecurity, Data Privacy.

GRI 3-3, 207-1, 207-2, 207-3

SASB FN-CB-230a.1, FN-CB-230a.2

Pillar 1

Cibersecurity

Value creation at companies and effective digitalization go hand-in-hand. As part of the objective of companies to digitally transform, Cybersecurity has become a critical enabler to ensure business continuity, resilience, and data privacy.

In a complex international environment, cybersecurity attacks are on the rise and growing increasingly sophisticated. Consequently, our cybersecurity must adapt and keep a step ahead. Additionally, we have made relevant changes to how we work to contemplate long-term remote or hybrid work models. This is particularly challenging in that it entails both protecting security and providing employees with efficient access to their applications and work tools.

Credicorp and a number of its stakeholders considered cybersecurity the second most important issue in the materiality analysis. Consequently, Credicorp addresses Cybersecurity as a relevant risk and all its businesses actively incorporate this risk in their strategic plans, using proven, objective, and data-based strategies to protect their organizations. The ultimate goal is to ensure that Credicorp remains resilient to cyber incidents.

Governance Framework

Given its relevance, cybersecurity at Credicorp involves the entire organization, both at the corporate level and at the subsidiary level.

Members of the Board and Executive Management make periodic statements about the cybersecurity risks and threats that have been identified across the organization. Likewise, the Cybersecurity strategy is constantly reviewed considering the global scenario, regulations, best practices, and standards, in order to ensure business continuity, resilience, and data privacy.

Credicorp has developed a set of information security and cybersecurity policies for risk management and the protection of information security, personal data, and technological assets. Our Information Security Policy provides a reference framework to guide management of Credicorp’s information assets. The scope of this policy applies to both the group’s employees and third-party providers with access to confidential information.

Cybersecurity Program

The Cybersecurity Program promotes on-going assessment of cybersecurity efforts and initiatives to inform improvement. The Program’s purpose is to help the Group understand its cybersecurity risks and aid in efforts to identify, assess, mitigate and monitor the cybernetic risks to which our companies are exposed. This Program works hand-in-hand with Business Continuity management to ensure that Credicorp and its subsidiaries are well equipped to continue exercising essential functions in the event of cyberattacks that interrupt operativity or services. This program includes:

Credicorp is aware that Cybersecurity must be a collective effort across sectors and instances. To facilitate coordination and discussion, Credicorp participates in a number of external efforts relative to cyber risk and data security. Therefore, from the Corporate Security & Cybercrime Operations Center, we preside over the Strategic Committee of Comprehensive Security Risks and the Technical Committee for Information Security of the Association of Banks of Peru (ASBANC). We also sit on the Executive Committee for Risk relative to VISA payments for LAC, participate in FELABAN, and on the Consulting Committee of CELAES (Committee of Latin American Experts on Banking Security). At the country level, Credicorp participates in the Permanent Round Table for Digital Confidence presided by the General Secretariat for Digital Security and Digital Confidence of the Presidency of the Council of Ministers (PCM).

Results

We have no successful cyberattacks to report as of the date of publication of this Annual Report. Nonetheless, we remain vigilant and are prepared to defend against cyber threats by constantly monitoring our network, applications, servers and the effectiveness of our controls.

Programs to create awareness of Cybersecurity	2021	2022
# of internal course rolled out in the organization⁽¹⁾	6	8
% of employees that participate	97%	96%
% IT suppliers that participate	94%	86%
Phishing Tests	2021	2022
# of simulations for all employees	4	3
% of employees that failed the last simulation	8.9%	5.9%
# of simulations for employees with critical roles	2	2
% of employees with critical roles who failed the last simulation	0%	0%

Internal Auditing

On the internal auditing front, we focus on permanently assessing the efficacy and efficiency of risk management processes, control and governance at Credicorp Ltd., its subsidiaries and affiliates to protect and increase the value of the corporation by providing assurance, advice and analysis based on risks.

The Auditing Unit formulates the Annual Auditing Plan with Risk-based Auditing methodologies, which is aligned with the Rules of the Institute of Internal Auditors (IIA) and approved by the Superintendency of Banking, Insurance and AFPs of Peru. This year, we defined our new purpose, mission and vision:

Purpose: Protect sustainability at Credicorp.

Mission: Assure and provide on-going and dynamic advice on strategic issues and key risks through intensive use of technology, data, innovation, anticipation and motivated talent.

Vision: Be a leader in auditing practice at the global level and aligned with our purpose.

We pursue these objectives through actions and plans based on these four pillars:

A relevant step for internal auditing was our decision to adopt the Ambition Model developed by the Institute of Internal Auditors of the Netherlands. Under this focus, we set our aspirational, strategic and organizational point of reference and planned actions to reach the level and objectives proposed for key activities: Services and the role of the internal auditing function, professional practices, performance management and responsibility, people management, organizational relations and Governance.

On the cybersecurity front, in line with best international practices, we continued applying the Cybersecurity Assessment Tool (CAT) of the Federal Financial Institutions Examination Council, OWASP – Mobile & Application Security Standard, Cloud Security Alliance’s (CSA), NIST Cybersecurity Framework, Critical Security Controls (CIS) and MITRE ATT&CK Framework within our management processes.

On the data analytics front, we continued to coordinate with the Group’s internal auditing units to integrate the methodologies used in the Group’s internal auditing assurance assessments. Additionally, we are implementing the process to decentralize the use of these tools at the level of specialized auditing teams, which has elevated the sophistication of our models for control.

In 2022, we made significant progress on two of the main fronts of actions for Data Analytics: building analytical models that allow us to identify suspicious transactions or those that represent a high probability of error and digitalizing auditing tests, which can reduce the review times. Additionally, we developed automated solutions to reduce manual and repetitive tasks in our internal processes. Finally, we imparted 388 hours of specialized training to the auditing team to promote the use of Data Analytics and automation.

We also rolled out advances in our use of automatic learning techniques for our CAAT auditing activities relative to supervised, non-supervised and grouped models. One of these models, which was developed through a joint effort between BCP and Mibanco Colombia, is used to forecast which branches at Mibanco Colombia can benefit from improvements in internal control. This model was awarded second place in the “Hackathon” organized by the Latin American Committee of Internal Auditing and Risk Assessment, which belongs to the Latin American Federation of Banks (FELABAN).

The number of models, and the complexity of the methodologies applied, has grown. We also utilize traditional methodology on a number of projects. The sheer number of cases and methods triggered a need to develop a method for agile auditing, which we call Special Auditing for Models. The objective is to cover existing needs for review and in parallel, cut down on the time needed to detect deficiencies in other processes. This method was applied in projects in 2022 and led to significant advances in our methodology to audit Model Risk Management (MRM); increased coverage of the number of models reviewed; and allowed us to monitor the first and second line of controls related to development, implementation, and follow-up on models. Going forward, we plan to apply the aforementioned methods to conduct assessments of mathematical and statistical models as some of Credicorp’s subsidiaries.

In 2022, we imparted 19,070 hours of training with an average of 83 hours/auditor, which topped the 40 hours/auditor recommended by international practices relative to new frameworks for cybersecurity, internal quality assessment, money laundering, risk management, programming languages, data analysis and other topics in the areas of financial and operating auditing.

Specialized training for the auditing teams
(Hours)	2020	Average/ auditor 2020	2021	Average/ auditor 2021	2022	Average/ auditor 2022
BCP Peru	6,561	71	6,242	68	6,991	77
BCP Bolivia	1,516	66	1,363	59	1,195	57
ASB	277	55	210	53	164	41
Grupo Pacifico	2,566	112	2,049	82	2,728	114
Prima AFP	694	77	1,281	160	1,100	138
Credicorp Capital Chile	200	50	250	63	173	43
Credicorp Capital Colombia	305	30	829	75	900	75
Credicorp Capital Peru	124	31	232	39	240	40
Mibanco Peru	5,569	124	6,714	153	3,955	90
Mibanco Colombia	2,892	241	1,487	106	1,626	108
Total	20,704	91	20,657	89	19,070	83

The company’s 229 auditors, all of whom are committed to efficiency, represent approximately, 0.53% of the work force. This proportion is one of the main indicators of productivity and is within the best international standards.

Similar to the years 2013 and 2018, in 2022 we obtained International Certification for Quality of Internal Auditing with a rating of “Generally Complies”, which is the highest level of recognition contemplated by the Institute of Internal Auditors (IIA) in its External Quality Assessment, in accordance with IIA Rule 1312. Additionally, we conducted our twelfth consecutive Internal Assessment of Quality, in accordance with IIA Rule 1311 del IIA, and obtained a result of “Generally Complies” for our application of the Quality Assurance and Improvement Program. This level of compliance is proof that Credicorp’s Internal Auditing function complies with the Main Principles of a Professional Practice of Internal Auditing; the Profession definition; the Code of Ethics; and the Rules issued by IIA.

The Index for Auditing Satisfaction (IAS), which gathers our clients’ audited opinions after every task, registered a result of 4.53 over 5.00, which topped the goal of 4.10 and is proof of clients’ perception of the value imparted by Internal Auditing at Credicorp Ltd., its subsidiaries and affiliates.

In 2022, Credicorp’s Corporate Auditor continued to sit on the board of IIA, which is this institution’s highest level of governance. Additionally, the auditor of Grupo Pacifico was reelected in 2021 to serve as president of the Association of Auditing and control of Information Systems (ISACA) of Lima. Finally, in 2022, the Auditor of Credicorp’s Microfinance segment was elected to sit on the board of the Internal Auditors of Peru.

External Auditing

In accordance with SBS Resolution No. 17026-20100, we are providing information on the fees paid to the independent auditors Gaveglio Aparicio y Asociados S.C.R.L., a member firm of PwC, which are defined as follows according to the resolution:

1. The concept of Auditing Fees must divulge the total fees charged by the auditing company for auditing services in each of the last three fiscal years.

2. The concept of Auditing Fees must divulge the total fees charged by auditing firms for advisory services and services related to conducting auditing or reviewing the financial statements of the company and which are not included in the concept described in the previous paragraph. The company will divulge the nature of the services covered by this category.

3. The concept of Tax Fees must divulge the total fees billed in the last three fiscal years for profession services to ensure tax compliance, provide tax advisory services and conduct tax planning. The company will divulge the nature of the services included in this category.

4.The concept of Other Fees must divulge the total fees billed in the last three fiscal years for products and services that are not included in the previous points. The company will provide a summary of the nature of the services included in this category.

All the fees were approved by the Auditing Committee.

Next, we provide details on the fees of the independent External Auditors, Gaveglio Aparicio y Asociados S.C.R.L., a member firm of PwC, for years 2022, 2021 and 2020, to cover an annual payment for independent external auditing and for projects conducted at the Company.

Years Ending on December 31	2020	2021	2022
Auditing	21,106	24,624	25,758
Related to Auditing	-	-	-
Taxes	410	663	724
Others	489	244	62
Total	22,005	25,531	26,544

Policies Related to External Auditing

Fees

The Auditing Committee has set limits for payments to external auditors for “Taxes” and “Other” services. These payments may not exceed 35% of the total paid in a fiscal year. The Committee has the authority to change this limit to meet the needs of the corporation and to compensate independent auditors for highly complex services. Additionally, when the Committees considers it necessary to approve an exception, it assesses whether the service required is consistent with the rules for Independence for external auditors as defined by the United States Securities and Exchange Commission.

In the years 2022, 2021 and 2020, payments for services relative to “Taxes” and “Others” represented 3%, 4% and 4%, respectively with regard to total fees paid to external auditors.

Competencies and Rotation

The Auditing Committee must high the best qualified external auditors by considering: the firm’s prestige and whether the service can improve Credicorp’s ability to manage and control risks as well as improve the quality of its auditing. The Auditing Committee is informed if external auditors fulfill standards for rotation of team members. These standards require that the partner responsible for auditing and./or the concurring partner are changed every five (05) years.

*For more information, visit our web “Corporate Governance Documents”

Tax management

The purpose of Credicorp’s Tax Management Policy is to ensure that the administration of each of the Companies of the Credicorp Group, herewith EGC, applies and executes tax practices that reflect strict compliance with current legislation and act with transparency, clarity, order and coherence to fulfill the formal and substantial tax obligations responsibly and efficiently while promoting cooperative relations with different tax authorities. Our Tax Policy provides details on a series of principles and procedures that govern EGC, employees and managers of the Group. It also indicates which individuals are responsible for the process to ensure compliance with the policy and its scope.

Principies

Compliance with the tax obligations of EGC, as well as its relations with the Tax Administration in the countries in which each operates, is governed by the following principles:

a) Compliance with tax rules in the different countries and territories in which the EGC operate.

b) Adopt business decisions based on reasonable interpretation.

c) Mitigate tax risks, ensuring that taxation is adequately aligned with the business activity developed by each EGC.

d) Collaboration with tax authorities is based on respect for the law, trust, collaboration and good faith, notwithstanding legitimate controversies that, respecting the aforementioned principles and in defense of social interests, may arise with said authorities due to a difference in interpretation of applicable rules.

e) Transfers of operations to entities of the group that may be residents of countries with low or no tax impositions and/or will not be promoted; additionally, structures will not be designed for operations with the sole purpose of originating a lower tax burden.

For more information, visit the section of our web “Corporate Governance Documents”. It is important to note that through Alerta GenETICA (See section: “Alerta GenETICA – Our Ethics Line”), people can report incidents that breach our tax practices and policies.

Individuals in charge

The General Management of each EGC will be in charge of ensuring compliance with this Policy and will actively and permanently participate in work to advance on this front. General Management, where applicable, will request an opinion from the units responsible for legal and/tax matters at each EGC or from external tax advisors.

Country by country reporting

Credicorp Ltd. Must prepare a country-by-country for the group’s fiscal year, which beginning on or after January 1, 2016, and present said report to the tax authority in the jurisdiction where the company has its tax domicile within the 12 months following the end of the fiscal year, according to the current OECD framework:

https://www.oecd.org/tax/beps/country-by-country-reporting-handbook-on-effective-implementation.pdf

In compliance with the aforementioned, Credicorp Ltd. presented a country by country report to the regulator in Bermuda for the period corresponding to FY 2021 in October 27, 2022, The country-by-country report was also presented to the tax regulator in Peru, SUNAT (National Superintendence for Customs and Tax Administration) in October 20, 2022.

Annexes

How we Approach Relations with our Stakeholders

GRI 2-29

In 2022, we published Credicorp’s Sustainability Policy, where we set general principles to cultivate and strengthen our relations with each stakeholder group. The details of our principles for relations can be found here.

Key groups

In the Sustainability Policy, we have defined a two-step process to identify our stakeholders. First, we identify “those groups that are directly or indirectly affected by our activities as well as those with interests or the capacity to impact Credicorp’s results, whether positively or negatively.” Second, we prioritize the groups identified based on 3 aspects: urgency, power and legitimacy. We understand “urgency” as constituting sensitivity to delays in addressing a group’s requirements and the importance that we concede to said group. Under our definition, “power” refers to the ability to create impacts on our organization whereas legitimacy is understood as actions that are desirable, adequate or appropriate within a social system of rules, values and beliefs.

Based on the aforementioned, Credicorp has prioritized the following stakeholder groups. Nevertheless, there are other stakeholder groups with which Credicorp, and its subsidiaries interact, including business associations, academia and NGOs. Relations with these organizations are managed in a framework of strategic alliances and are activated when situations so dictate.

1.	Employees

2.	Clients

3.	Investors / shareholders

4.	Governance and regulators

5.	Suppliers

6.	Community

7.	Press

8.	Public Opinion

Mechanisms for dialogue

We maintain strong relations with our stakeholders that are recurring and structured. We utilize different key communication channels to address our stakeholders’ needs, concerns and expectations in terms of our activities and those of our subsidiaries.

Additionally, and at least every 2 years, we conduct an in-depth materiality assessment through studies, interviews, surveys and other instruments to gather information on our stakeholders’ perceptions. Although different areas of Credicorp and its subsidiaries lead relations with each stakeholder group, all must coordinate efforts to gather the aforementioned information with the Sustainability Office, which will complement the review process and update the corporate sustainability strategy.

Credicorp is always open to listening to the expectations, needs and concerns of these and other stakeholders that may not be mentioned. We serve all groups through public channels at the Corporate and subsidiary levels.

	Employees	Clients	Investors and Shareholders	Governance and Regulators	Suppliers	Community	Venues for Communication	Public Opinion
Channels

Bi-directional and constant communication. Perception surveys relative to:

● Workplace climate

● organizational culture

● personal experience in each stage of the organization’s life cycle

● work experience with their leader

Additionally, each subsidiary has communications channels such as: forums, events, platforms, bulletins and open-door sessions with leaders.

Satisfaction studies or surveys and information collection on perceptions and concerns. Digital and physical platforms, relationship managers, social networks, chatbot, mobile applications, system for complaints, daily measurements through market studies and informal meetings

We proactively manage interactions

●    Conference calls: quarterly report on results

●    Calls or one-on-one meetings

●    Conferences and non-deal-roadshows (NDRs) to strengthen relations with investors in different geographies.

●    Ad-hoc events such as Investor Days, Digital Days, ESG roadshows, etc.

●    Survey every two years, Investor Survey, through an external agent to collect feedback on our strategies and management of the Investor Relations Area

Maintaining a positive and collaborative relation with the Government and Regulatory Entity stakeholder group is fundamental.

We channel our initiatives through the business associations of which we are a part.

We conduct a quarterly reputation study to determine levels of trust and perception of Credicorp and our subsidiaries.

We also gather information on the perception that some representatives from the public sector and regulatory bodies have of us, which allows us to design initiatives to consolidate a healthy relation and improve joint efforts.

We promote a dynamic supplier ecosystem with good business practices.

In 2021, we set up Credicorp’s Corporate Area for Negotiation with and Management of Suppliers to ensure that we have a centralized and efficient strategy i place that respects the highest commercial and ethical standards. The centralized procurement process meets the guidelines established by ISO 37001 for Anti-bribery management.

Different segments of the community are directly or indirectly impacted by the operations and businesses of Credicorp and its subsidiaries.

The subsidiaries seek to measure the most relevant impacts of their programs. Spaces exist at this level for dialogue and exchange. At the company level, social networks are always active to receive any communication.

In addition to the press, this group includes journalists and individuals that influence public opinion and society. Managing a fluid relation with the press is key to properly communicating our purpose, vision and objectives.

We conduct a reputation study with leaders of opinion and public opinion every quarter.

Additionally, we maintain a fluid relation with these actors and provide relevant information on the financial industry, which is shared with the public as journalistic content. We also offer training to journalists to strengthen their abilities to address issues of the national economy from a solid vantage point.

We provide relevant and timely information to Credicorp’s businesses for the peruse of interested parties.

We conduct a survey of a representative group of the Peruvian urban population over the age of 18 to determine their level of trust in Credicorp and in its Peruvian subsidiaries. This information is subsequently used to develop our companies’ plans for communication with the public and to design Social Responsibility programs.

Frequency	Quarterly or annually	Quarterly, monthly is some cases daily for all channels at the subsidiaries	Quarterly results. Ad hoc meetings ad hoc (Investor Day) and annual surveys. Calls or one-on-one meetings with the frequency required by investors	Study every three months, on-going conversations			Quarterly survey	Quarterly survey

Definition of Material Issues

GRI 3-2

Relevant Topic	Description of Impact	Indicators
Business Ethics and Anti-Corruption	Guidelines and policies that frame ethical behavior within and outside of the organization	GRI 205- Anticorruption SASB- Business Ethics
Cybersecurity	Actions to protect infrastructure (software, hardware, etc.) and the organization’s most important systems from digital attacks	SASB- Data security Own indicators
Data Privacy	Security of our clients’ information	GRI 418- Client Privacy SASB- Data Security
Economic and Financial Performance	The Group’s financial health and generation of economic value	GRI 201- Economic Performance SASB- Parameters of Activity
Regulatory compliance	Attention to and active follow-up on the tax and other regulations with which we are bound to comply	GRI Universal Standards (GRI 2-27)
Anti-competitive practices	Market transparency of financial institutions and policies that prohibit the use of privileged information or market manipulation.	GRI 206- Disloyal Competition
Corporate Governance	Governance structure, policies, procedures and mechanisms for strategic decision making, accountability, stakeholder relations and the sustainability culture.	GRI Universal Standards (GRI 2-9 a GRI 2-21)
Financial Inclusion	Reduce the entry barriers that our community may experience when attempting to access the financial system and to increase the use of the same through different initiatives, products and services.	GRI 413- Local Communities SASB- Generating inclusion and financial skills
Innovation and transformation	Transformation of the business model through digitalization processes and use of technological tools to make internal processes more agile and provide a better client experience.	GRI 203- Indirect Economic Impacts Own indicators

Comprehensive Risk Management	Identification, control and follow-up on risks, opportunities and economic, environmental and social impacts of all of the group’s operations	SASB- System Risk Management
Commitment to society	Development of initiatives or programs for society, contributing to social progress	GRI 413- Local Communities
Employment and Talent Management	Processes for workplace management that are aligned with the Group’s purpose and ensure employees’ professional development	GRI 401- Employment GRI 404- Training and Learning
Financial Education	Mechanisms to educate clients and citizens about financial services; financial management; and to drive their digital skills	GEI 203- Indirect Economic Impacts GRI 413- Local Communities SASB Generating financial inclusion and skills
Responsible and Sustainable Finance and Investment	Develop and offer responsible financial products that are adapted to clients’ needs, including those with added value from a social and environmental perspective and support the transition to more environmentally sustainable models and activities	GRI 203- Indirect Economic Impacts SASB- Incorporation of environmental, social, and credit analysis management factors
Inclusion of diversity and equal opportunities	Equal opportunities for growth and personal development for all employees regardless of gender, race, sexual orientation and socio-economic level	GRI 405- Diversity and Equal Opportunities GRI 406- No Discrimination
Human Rights	System to manage Human Rights via Human Rights Policy and procedures to protect said rights among the Group’s employees, suppliers, communities and society in general	Universal Standards (GRI 2-22 to GR 2-24) GRI 408- Child Labor GRI 409- Forced or Obligatory Labor
Simplicity, Transparency and the Client Experience	Simply and transparently explain the conditions of our products and services as well as pricing and fees to increase our clients’ trust and satisfaction	GRI 203- Indirect Economic Impacts GRI 417: Marketing and Labelling Own indicators

Dashboard of corporate metrics58

Pillar	Ambition	Platform	Subsidiary	Indicator	Units	2022 (year-end)
Create a more sustainable and inclusive economy	Help small and medium businesses grow, including our supplier ecosystem	Help small businesses grow	BCP	Loans for invoice discounting for small and medium businesses	S/ millions	1,450
	Support the transition to an environmentally sustainable economy, including the effects of climate change	Sustainable Finance	BCP	Total disbursed through the Eco-factoring process	S/ millions	149.64
	Support the transition to an environmentally sustainable economy	Sustainable Finance	BCP	Verified green financing	#	7
	Increase financial inclusion	Financial inclusion	BCP	People who are financially included through Yape, accumulated through 2017	#	2,606,342
	Increase financial inclusion	Financial inclusion	MIBANCO COLOMBIA	Banked clients (active)	#	26,557
	Increase financial inclusion	Financial inclusion	MIBANCO PERU	Number of Yevo affiliates since 2020	#	236,909
	Increase financial inclusion	Financial inclusion	MIBANCO PERU	Number of clients that access Crediagua	#	97,739
	Increase Financial inclusion	Financial inclusion	MIBANCO PERU	Banked clients (active)	#	72,876
	Support the transition to an environmentally sustainable economy, including the effects of climate change	Sustainable AUMs	PACIFICO SEGUROS	Percentage of ESG integration (with materiality questionnaires according to SASB standards) within the portfolio of issuers in prioritized sectors	%	79

58 Not exhaustive

	Increase Financial inclusion	Financial inclusion	PACIFICO SEGUROS	Current stock of inclusive insurance policies	#	2,615,690
	Support the transition to a sustainable economy, including the effects of climate change	Sustainable AuMs	PRIMA AFP	ESG integration in portfolios	%	94
	Increase Financial inclusion	Financial inclusion	PRIMA AFP	Total APV accounts with a balance (pension savings), accumulated since 2020	#	97,739
	Support the transition to a sustainable economy, including the effects of climate change	Sustainable AUMs	CREDICORP CAPITAL	PRI score at Credicorp Capital59	Pts.	3
Improve the financial health of citizens	Help people improve their financial skills and knowledge so they can make better decisions	Financial education	BCP	Entrepreneurs benefitted by Contigo Emprendedor	#	110,690
	Help people improve their financial skills and knowledge so they can make better decisions	Financial education	BCP	Scope of training within the program ABC of BCP	# people	310,311
	Help people improve their financial skills and knowledge so they can make better decisions	Financial education	BCP BOLIVIA	Clients training	#	51,261
	Help people improve their financial skills and knowledge so they can make better decisions	Financial education	MIBANCO COLOMBIA	Scope of the financial education program - Mi academia del progreso	# people	10,840
	Help people improve their financial skills and knowledge so they can make better decisions	Financial education	MIBANCO PERU	Scope of financial education programs	# people	251,153
	Help people improve their financial skills and knowledge so they can make better decisions	Financial education	PACIFICO SEGUROS	Scope of the financial education program ABC of Insurance: People that read the ABC blog	#	602,638
	Help people improve their financial skills and knowledge so they can make better decisions	Financial education	PACIFICO SEGUROS	People educated about risk prevention (Comunidad Segura)	#	11,117
	Help people improve their financial skills and knowledge so they can make better decisions	Financial education	PRIMA AFP	Scope of the ABC program for the Pensions Savings Culture (ABC de la Cultura previsional)	# people	61,026
Empower people to thrive	Defend diversity, inclusion and gender equality	Opportunities and products for women	MIBANCO PERU	Number of clients with a loan disbursed through Crédito Mujer	#	31,366

59 The score achieved in the PRI 2021 evaluation (with information from 2020) for the Investment and Stewardship Policy Module: 3 stars out of 5.

Financial inclusion

Indicators	Milestones 2022	Milestones 2021
People included with Yape	1,039,664	931,000
Stock of current policies of inclusive insurance – through BCP	1.7 million (+13%)	1.5 million
Stock of current policies of inclusive insurance - through Mibanco	908,603 (+40%)	648,496
Voluntary Savings Accounts at Prima AFP, accumulated since 2020	97,739	35,126
Total disbursed through Crediagua	S/1,869 million	S/ 2,223 million
Affiliates to web platform Yevo	199,517	36,963

60 Training carried out was measured, people trained were not measured

Financial education

Indicators	Milestones 2022	Milestones 2021
Accumulated views of the web series 5to piso at BCP	49 million	45 million
Number of people trained through on-line campus	234,760	58,027
Clients trained through BCP Bolivia’s Academia de Clientes (Client academy)	19,883	10,000
Clients trained through different programs at Mibanco	251,153	144,000 [60]
Visits to the web of ABC at Pacifico	5.1 million	3.2 million
People impacted by online workshops through ABC de la Cultura Previsional (ABC of Pension Savings) Prima AFP	61 thousand	42 thousand
Views of the Web series “El Depa” at Prima AFP	+28 million	+21 million

Our Employees

Material Issues Employment and Talent Retention, Inclusion of diversity and Equal Opportunities

GRI 2-7, 401-1, 401-3, 405-1

Pillar 3

Employee by gender[61]	2022		2021[62]
	Q	%	Q	%
Total number of employees	36,968	100%	36,396	100%
Women	20,240	55%	20,234	56%
Men	16,728	45%	16,162	44%
Number of employees with a Permanent contract (indeterminate)	36,545	100%	34,483	100%
Women	20,006	55%	19,081	55%
Men	16,539	45%	15,402	45%
Number of employees with a Temporary contract (fixed term)	423	100%	1,913	100%
Women	234	55%	1,153	60%
Men	189	45%	760	40%
Number of Full-time Employees	34,225	100%	33,024	100%
Women	18,232	53%	17,804	54%
Men	15,993	47%	15,220	46%
Number of Part Time Employees	2,743	100%	3,372	100%
Women	2,008	73%	2,430	72%
Men	735	27%	942	28%

62,64,66,68 There are differences vs 2021 Report given that some companies’ updates were made after the report was published.

61,63,65,67 Consolidated data at Credicorp level based on the following companies: BCP Perú, Pacífico Seguros, Prima AFP, MiBanco Perú, Credicorp Capital, BCP Bolivia, MiBanco Colombia, Grupo Crédito, BCP Miami, BCP Panamá Agency

Employees by country [63]	2022		2021[64]
	Q	%	Q	%
Total Number of Employees	36,968	100%	36,396	100%
Peru	31,094	84.1%	31,018	85.2%
Bolivia	1,763	4.8%	1,633	4.5%
USA	74	0.2%	74	0.2%
Colombia	3,660	9.9%	3,274	9.0%
Panama	159	0.4%	168	0.5%
Chile	218	0.6%	229	0.6%

Employees by country[65]	2022		2021[66]
	Q	%	Q	%
Number of employees with a Permanent contract (indeterminate)	36,545	100%	34,483	100%
Peru	30,820	84.3%	29,778	86.4%
Bolivia	1,756	4.8%	1,622	4.7%
USA	72	0.2%	70	0.2%
Colombia	3,533	9.7%	2,650	7.7%
Panamá	147	0.4%	135	0.4%
Chile	217	0.6%	228	0.7%

Employees by country[67]	2022		2021[68]
	Q	%	Q	%
Number of employees with a Temporary contract (fixed term)	423	100%	1,913	100%
Peru	274	64.8%	1,240	64.8%
Bolivia	7	1.7%	11	0.6%
USA	2	0.5%	4	0.2%
Colombia	127	30.0%	624	32.6%
Panamá	12	2.8%	33	1.7%
Chile	1	0.2%	1	0.1%

Employees by country[69]	2022		2021[70]
	Q	%	Q	%
Number of full-time employees	34,225	100%	33,024	100%
Peru	28,351	82.8%	27,646	83.7%
Bolivia	1,763	5.2%	1,633	4.9%
USA	74	0.2%	74	0.2%
Colombia	3,660	10.7%	3,274	9.9%
Panama	159	0.5%	168	0.5%
Chile	218	0.6%	229	0.7%

Employees by country[71]	2022		2021[72]
	Q	%	Q	%
Number of part-time employees	2,743	100%	3,372	100%
Peru	2,743	100.0%	3,372	100.0%
Bolivia	0	0.0%	0	0.0%
USA	0	0.0%	0	0.0%
Colombia	0	0.0%	0	0.0%
Panama	0	0.0%	0	0.0%
Chile	0	0.0%	0	0.0%
New hires[73]	TOTAL
	2022	2021[74]
New hires by gender
Female	4,834	4,521
Male	4,025	3,586
	8,859	8,107
New hires by age
Under 30	5,898	5,409
Between 30 and 50	2,910	2,625
Over 50	51	73
	8,859	8,107
% of hiring	24.5%	22.7%

Average Number of Employees	36,171	35,763

69,71 Consolidated data at Credicorp level based on the following companies: BCP Perú, Pacífico Seguros, Prima AFP, MiBanco Perú, Credicorp Capital, BCP Bolivia, MiBanco Colombia, Grupo Crédito, BCP Miami, BCP Panamá Agency

72, 72, 74 There are differences vs 2021 Report given that some companies’ updates were made after the report was published.

73 Consolidated data at Credicorp level based on the following companies: BCP Perú, Pacífico Seguros, Prima AFP, MiBanco Perú, Credicorp Capital, BCP Bolivia, MiBanco Colombia.

New hires by country[75]	TOTAL		Peru		Bolivia		USA		Colombia		Panama		Chile
	2022	2021[76]	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
New hires by gender
Female	4,834	4,521	4,229	3,705	255	139	2	4	325	653	11	8	12	12
Male	4,025	3,586	3,550	2,834	221	149	5	4	209	565	8	6	32	28
	8,859	8,107	7,779	6,539	476	288	7	8	534	1,218	19	14	44	40
New hires by age
Under 30	5,898	5,409	5,274	4,613	305	158	5	3	272	608	14	10	28	17
Between 30 and 50	2,910	2,625	2,462	1,896	169	94	2	5	256	603	5	4	16	23
Over 50	51	73	43	30	2	36	0	0	6	7	0	0	0	0
	8,859	8,107	7,779	6,539	476	288	7	8	534	1,218	19	14	44	40
% of hiring	24.5%	22.7%	25.4%	21.2%	28.2%	17.4%	20.5%	28.6%	15.6%	42.1%	13.5%	10.0%	20.3%	15.9%

Average number of employees	36,171	35,763	30,666	30,793	1,689	1,659	34	28	3,424	2,892	141	140	217	251

Employee turnover[77]	TOTAL
	2022	2021[78]
Turnover by gender
Female	5,247	4,782
Male	4,031	3,463
	9,278	8,245
Turnover by age
Under 30	4,926	4,298
Between 30 and 50	4,100	3,696
Over 50	252	251
	9,278	8,245
Turnover Rate	25.65%	23.05%

Total average number of employees	36,171	35,763

75,78 Consolidated data at Credicorp level based on the following companies: BCP Perú, Pacífico Seguros, Prima AFP, MiBanco Perú, Credicorp Capital, BCP Bolivia, MiBanco Colombia.

76,78 There are differences vs 2021 Report because some companies’ updates were made after the report was published.

Turnover by country[79]	TOTAL		Peru		Bolivia		USA		Colombia		Panama		Chile
	2022	2021[80]	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Turnover by gender
Female	5,247	4,782	4,556	4,195	207	161	3	4	451	399	11	5	19	18
Male	4,031	3,463	3,314	2,866	248	157	6	3	412	371	12	15	39	51
	9,278	8,245	7,870	7,061	455	318	9	7	863	770	23	20	58	69
Turnover by age
Under 30	4,926	4,298	4,424	3,870	178	126	0	2	305	263	9	7	10	30
Between 30 and 50	4,100	3,696	3,318	3,005	205	171	7	1	519	473	11	11	40	35
Over 50	252	251	128	186	72	21	2	4	39	34	3	2	8	4
	9,278	8,245	7,870	7,061	455	318	9	7	863	770	23	20	58	69
Turnover rate	25.7%	23.1%	25.7%	22.9%	26.9%	19.2%	26.4%	25.3%	25.2%	26.6%	16.3%	14.2%	26.7%	27.5%

Average number of total employees	36,171	35,763	30,666	30,793	1,689	1,659	34	28	3,424	2,892	141	140	217	251

79 Consolidated data at Credicorp level based on the following companies: BCP Perú, Pacífico Seguros, Prima AFP, MiBanco Perú, Credicorp Capital, BCP Bolivia, MiBanco Colombia.

80 There are differences vs 2021 Report because some companies’ updates were made after the report was published.

GRI 401-3

Parental Leave[81]	TOTAL
Q
a. Total number of employees that have parental leave, by gender.
Female	914
Male	617
1,531

b. Total number of employees that have taken parental leave, by gender
Female	914
Male	617
1,531

c. Total number of employees that have returned to work after finishing their parental leave (within the reporting period), by gender.
Female	903
Male	617
1,520

d. Total number of employees who have returned to work after having finished parental level and continue being employees 12 months after returning to work, by gender.
Female	807
Male	567
1,374

Rate of return to work
Female	99%
Male	100%
Retention rate= (Total number of employees retained 12 months after returning to work after parental level/total number of employees that return from parental leave in the periods covered by prior reports) *100
Female	89%
Male	92%
Total retention rate	90%

81, 82 Consolidated data at Credicorp level based on the following companies: BCP Perú, Pacífico Seguros, Prima AFP, MiBanco Perú, Credicorp Capital, BCP Bolivia, MiBanco Colombia.

GRI 405-1

Diversity in bodies of governance and employees[82]	TOTAL
	Senior leaders		Mid-level management		Non-management		TOTAL
Employees by gender
Women	66	27%	433	38%	19,643	55%	20,142	55%
Men	176	73%	716	62%	15,769	45%	16,661	45%
	242	100%	1,149	100%	35,412	100%	36,803	100%
Employees by age
Under 30	0	0%	16	1%	13,224	37%	13,240	36%
Between 30 and 50	158	65%	986	86%	20,682	58%	21,826	59%
Over 50	84	35%	147	13%	1,506	4%	1,737	5%
	242	100%	1,149	100%	35,412	100%	36,803	100%

Education and Training

Material Issue Employment and Talent Retention

GRI 404-1, 404-2

Pillar 3

Average of hours of training a year by employee[83]	TOTAL
	Hours	Average of hours
Average number of hours of training by gender
Women	873,051	41.1
Men	630,198	36.8
	1,503,249
Average number of hours of training by job category
Leaders	3,313	12.0
Mid-level management	74,482	49.6
Non-management employees	1,425,454	39.0

TOTAL TRAINING HOURS	1,503,249

Employees trained by gender
Women	21,230
Men	17,144
TOTAL EMPLOYEES TRAINED	38,374

Employees trained by job category
Leaders	276
Mid-level management	1,502
Non-management employees	36,596
TOTAL NUMBER OF EMPLOYEES TRAINED	38,374

Performance Management

Material Issue Employment and Talent Retention

GRI 404-3

Pillar 3

Percentage of employees that receive regular assessment of performance and professional development[84]	TOTAL

	Q	%
Employees by gender that receive a performance assessment
Women	17,118	98%
Men	14,639	98%
	31,757	98%

Employees by job category that receive a performance assessment
Leaders	217	95%
Mid-level management	1,069	98%
Non-management employees	30,471	98%
	31,757	98%

Employees by gender
Women	17,463
Men	14,947
TOTAL EMPLOYEES	32,410
Employees trained by job category
Leaders	229
Mid-level management	1,087
Non-management employees	31,094

TOTAL EMPLOYEES	32,410

83Consolidated data at Credicorp level based on the following companies: BCP Perú, Pacífico Seguros, Prima AFP, MiBanco Perú, Credicorp Capital, BCP Bolivia, MiBanco Colombia. For the total number of trained employees, some of the subsidiaries are considering both active and retired employees who have received certain types of training.

84 Consolidated data at Credicorp level based on the following companies: BCP Perú, Pacífico Seguros, Prima AFP, MiBanco Perú, Credicorp Capital, MiBanco Colombia. In some subsidiaries, the performance evaluation and feedback processes applie to certain segments of the employee population.

Suppliers Management: Table of Expenses and Investments

Company	Expenses category	Suppliers	Location	Estimated Payment (Million)
Consolidated Total*	Software (19%) Fidelity programs (14%) Data center (14%) Payment methods (12%) Building maintenance and remodeling (6%) Marketing (5%) Rent (5%)	12,921	Local: 96% Foreign: 4%	S/ 4,423

*Information from BCP Perú, Mibanco Perú, Pacífico Seguros, Prima, Credicorp Capital Perú

Table of Environmental Indicators

Carbon Footprint

GRI 305-1, 305-2, 305-3, 305-5

Scopes	Total (tCO2eq)	% of total

Scope 1: Direct emissions	2,066.33	4.77%
Air conditioning	1,095.35	2.53%
Transportation in own vehicles	595.13	1.37%
Fuel consumption of stationary equipment	211.22	0.49%
Kitchen	150.96	0.35%
Extinguishers	13.01	0.03%
Fertilizers	0.67	0.00%
Scope 2: Emissions for electricity consumption	16,078.64	37.14%
Electricity Consumption	16,078.64	37.14%
Scope 3: Indirect emissions	25,150.51	58.09%
Trips by plane	3,251.29	7.51%
Personnel travel to work	15,817.76	36.53%
Consumption of electricity when working from home	656.54	1.52%
Taxi service	165.90	0.38%
Waste generation	1,534.28	3.54%
Consumption of paper and cardboard	1,210.24	2.80%
Water consumption	212.55	0.49%
Messengers	219.80	0.51%
Personnel transportation in buses or vans hired by the company	268.95	0.62%
Cash transportation	287.34	0.66%
Third-party electricity consumption	387.81	0.90%
Housing	457.27	1.06%
Trips in national territory	266.91	0.62%
Card imports	220.55	0.51%
Waste transportation	18.56	0.62%
Outsourced transportation (card delivery)	0.10	0.00%
Ambulances	170.67	0.39%
Transportation by boat	0.06	0.00%
Transportation between missions	3.93	0.01%
Total Carbon Footprint	43,295.48	100.00%

Energy: Electricity and Fuel

GRI 302-1, 302-2

Energy sources	Consumption (MWh)
Non-renewable sources	3,713.47
Diesel	2,417.61
GLP	249.37
Natural gas	455.22
Gasoline	591.27
Other	0.00
Renewable sources (biofuel, biomass, etc.)	181.44
Electricity consumption	74,476.38
Total non-renewable energy consumption	34,681.87
Total renewable energy consumption	43,689.42
Total energy consumption	78,371.29

Water Consumption

GRI 303-5

Company	Water consumption 2022 (in m3)
Credicorp	632,801

Waste

GRI 306-3, 306-4, 306-5

Waste type	Hazardous solid wastes	Non-hazardous solid wastes	Total waste generated	Total waste reused / recycled / sold	Total waste destinated for elimination
TOTAL Credicorp (tons)	0.00	1,304.04	1,304.04	66.53	1,237.51

Paper consumption 2022 (in t)
TOTAL Credicorp	1,052

Alerta GenÉTICA – Our ethics line

Program for Personal Data Protection

How is personal data managed?

In 2011, Law 29733, the Law for personal date protection, was published. This legislation seeks to ensure that personal information is shared appropriately with third parties and that the rights attached to the use of said information are respected.

How do we manage Personal Data Protection (PDP)?

We ensure corporate compliance with law for DDP and safeguard the viability of the Group’s initiatives by advising businesses and managing associated risks.

1. Consent: Owners of information must authorize efforts to compile and treat data.

2. Treatment: Treatment (compilation, storage, processing, transfer, etc.) should be limited solely to the ends authorized by the owner and/or those permitted by law.

3. Security: The company and its managers must implement technical and organizational measures to ensure personal data protection and prevent risks of information leaks or loss of integrity.

4. Service for owners: The company implements procedures and channels to ensure oversight in the ambit of owner’s protected rights.

5. Servicing requirements set forth by the Regulator: the company maintains a registry of the Data Bank and Cross border Flows and cooperates with any requirements levied by the Ministry of Justice (Minjus) during its investigation/oversight processes

We have implemented mechanisms to ensure the effective application of the PDP policy:

●	Our privacy policy applies to all operations, including those with suppliers

●	We have set up a point of contact to scale treatment of privacy problems

●	Our PDP Policy is integrated with risk management

●	We apply disciplinary actions in cases of non-compliance

●	We monitor compliance with the PDP policy

Other Corporate Compliance Policies

GRI 403-1, 403-4,403-5

Policy	Declaration	Applicable regulation	Management and progress 2022
Against money laundering and financing of terrorism	Compliance of local and international regulations and directives to prevent financing of criminal activities within the financial system	Anti-laundering regulations in each of the countries in which we operate.

Our System to Prevent Money Laundering and Financing of Terrorism (SPLAFT- acronym in Spanish) has been set up to prevent fund inflows from illicit activities and ensure that our products are not used for unlawful ends.

Policies and controls:

Our guidelines guarantee due compliance with obligations in accordance with requirements in each jurisdiction and focus on Know Your Client (KYC) beginning with the onboarding process, which includes: identifying final beneficiaries; due diligence throughout the commercial relation; and identification of politically exposed clients (PEP), non-residents or other clients with sensitive profiles. Additionally, our controls to prevent money laundering focus on risks that represent the greatest exposure to ML/FT and include monitoring of limits on fund inflows and specific client categories as well as reports of suspicious operations.

Control of International Lists:

We ensure that operations to/from abroad are not conducted with countries or clients that are restricted or considered high risk according to international lists. In this way, we avoided exposing our companies to illegal monetary flows or organized crime.

Training:

Every year, we conduct courses and/or provide obligatory online reinforcement on issues and casuistic of ML/FT to employees and directors to ensure internalization of guidelines and controls and renew Credicorp’s commitment to combat money laundering and financing of terrorism. The course and efforts rolled out in 2022 reached 30,000 employees.

Analytics and business intelligence:

Our models help us identify unusual and/or suspicious transactions to detect emerging risks of money laundering or financing of terrorism. In 2022, 11 new analytical models were implemented to strengthen SPLAFT (system to prevent money laundering and financing of terrorism).

Fiscal Transparency FACTCA and CRS	We contribute to efforts that countries make to prevent tax evasion	International Regulation FATCA (Foreign Account Tax Compliance Act) y CRS (Common Reporting Standard).

We abide by international rules on the exchange of financial information: FATCA (CRS applies to 8 countries and more than 20 of Credicorp’s entities)

Culture:

In 2022, we trained more than 2 thousand employees at high-risk units and disseminated information to the sales force and support groups to ensure that they internalize the importance of financial transparency within our businesses.

Regulatory Guidelines

In 2022, we issued more than 73 FATCA and CRS reports to tax authorities in 8 countries at the Credicorp level with the following results:

●    15,517 clients with foreign tax domiciles.

●    26,783 financial accounts reported.

●    More than US$ 12,971 million in balances and yields reported.

Alignment with best international practices:

BCP Perú achieved a HIGH level of compliance regarding the best FATCA-CRS practices promoted by the Organization for Economic Cooperation and Development (OECD). This assessment was conducted by an independent third party. Credicorp has become a point of reference for entities in the country and the region.

Prevention of Market Abuse	To promote transparency in the market and within financial institutions, we prohibit the use of privileged information and the manipulation of markets	Rules established regarding the undue use of privileged information and market manipulation in each of the countries in which we operate.

We strengthened the integral control system based preventive measures such as providing training at risk units and implementation of automatic alerts to prevent risks of market abuse in our operations in the securities market.

In 2022, 175 cases of possible undue use of privileged information and market information were investigated. None were found to indicate operations that were suspicious of reflecting Market Abuse.

In 2022, Credicorp Capital Colombia adhered to the Code of Conduct of Asset Managers of the CFA Institute, becoming the second company in Colombia declare adherence.

Occupational Safety and Health	Credicorp reaffirms its commitment to social responsibility by promoting dignified work via safe and healthy work environments.	Our commitment is reflected in our System for Occupational Safety and Health (OSH System)[85], whose purpose is to protect the physical integrity or our employees and suppliers who work at our facilities in accordance with applicable regulations.

Scope and Governance:

Our system of OSH is audited internally and externally and covers 100% of our employees[86] regardless of contract type. The system also covers suppliers and visitors at all of our facilities around the country; the objective is to prevent workplace accidents/illnesses.

Credicorp’s OSH system is led by Executive Management and the OSH Committee at each of the Group’s companies.

Employees participate in the OSH Committee, which is comprised of an equal number of representatives of the employer and employees. The latter are elected democratically through a secret and direct ballot and serve for a period of 2 years. This committee meets monthly on an ordinary basis to make decisions and follow up on the results of the Yearly Program for OSH and on any accidents that have been reported.

85 This program has scope in Peru and is aligned with local regulations

86 BCP, Mibanco, Pacifico Seguros, Pacifico EPS, Pacifico Asiste, Prima AFP, Credicorp Capital Servicios Financieros, Credicorp Capital Fondos y Credicorp Capital Bolsa, Grupo Crédito

Every quarter, the OSH Committee issues Regulatory Reports to General Management on progress in the implementation of the Annual OSH Program. The OSH is subjected to annual review by Management within the framework to generate on-going improvements in the system.

Culture:

Our annual training program includes 05 regulatory training sessions, one of which treats prevention of COVID-19 while the other four focus on preventing occupational risks.

The aforementioned transversal courses served as platforms to launch courses for specific risks, such as defensive driving, heavy lifting and hearing and ergonomic protection and included communications on OSH controls to manage occupational risks.

In 2022, we provided training to 125 people who were responsible for managing OSH at 75 of our suppliers to reinforce good practices for safe workplaces, safe workplace environments and prevention of on-the-job risks that can lead to accidents and illnesses in the workplace. These efforts were conducted in Peru.

Controls and Monitoring:

During 2022, more than 400 online and on-site inspections of installations around the country, including company headquarters and branches to verify conditions in the workplace.

Supervision:

The OSH system is verified through annual internal audits and external audits every 03 years to the auditor accredited by the Ministry of Labor and Promotion of Employment. It is important to note that our OSH system is aligned with ISO 45001:2018.

SASB Table of Indicators

SASB FN-CB-000.A, FN-CB-000.B, FN-CB-240a.3

CODE	PARAMETER OF ACTIVITY	2022		2021
		Total (BCP Peru + Mibanco Peru)		Total (BCP Peru + Mibanco Peru)
		Number	Value S/ Millions	Number	Value S/ Millions
FN-CB-000.A	(1) Number and (2) total value of current accounts by segment: (a) personal	1,238,098	3,082	1,617,307	3,498
	(1) Number and (2) total value of current accounts by segment: (b) small businesses	465,217	10,851	313,842	11,275
	(1) Number and (2) total value of savings accounts by segment: (a) personal	12,884,528	42,285	13,216,537	41,628
	(1) Number and (2) total value of savings accounts per segment: (b) small businesses	3,650,580	6,608	1,732,310	4,375

CODE	PARAMETER OF ACTIVITY	2022	2021
		Total (BCP Peru + Mibanco Peru)	Total (BCP Peru + Mibanco Peru)
		Number	Number
FN-CB-000.B	(1) Number of loans per segment: (a) personal	999,379	781,346
	(1) Number of loans per segment: (b) small businesses,	1,607,160	1,382,506
	(1) Number of loans per segment: (c) corporate – Corporate Banking	198,708	206,232
	(1) Number of loans per segment: (c) corporate – Middle Market Banking	77,962	64,839

CODE	ACCOUNTING PARAMETER	2022	2021
Generation of financial inclusion and financial skills		Total (Mibanco Peru + Mibanco Colombia)	Total (Mibanco Peru + Mibanco Colombia)
FN-CB-240a.3	Number of no-cost retail current accounts provided to clients who were not previously banked our infrabanked.	1,579	4,520

GRI Index

Declaration of use	CREDICORP has presented the report in accordance with the GRI Standards for the period between January 1st and December 31st, 2022.
GRI 1 used	GRI 1: Fundamentals 2021
GRI STANDARD/OTHER SOURCE	CONTENTS	SECTION	OMISSIÓN			AGENDA 2030
			REQUIREMENTS OMISSION	REASON	EXPLANATION	SDG	GOAL
General Contents
GRI 2: General Contents 2021	1. The organization and its reporting practices
	2-1 Organizational details	Credicorp at a glance / Company description / Letter of the president of the Sustainability Committee
	2-2 Entities included in the development of sustainability reports	Economic groups Annexes / Letter of the president of the Sustainability Committee
	2-3 Period of the report, frequency and point of contact	Contacts Annex / Letter from the President of the Sustainability Committee
	2-4 Re-expressions of information	There is no re-expression of information from previous reports unless otherwise indicated
	2-5 External Verification	Letter of the president of the Sustainability Committee
2. Activities and Workers
	2-6 Activities, chain of value and other commercial relations	Credicorp at a glance / Company description / Our

	businesses in 2022 / Annexes Economic Groups / Sustainable Supplier Management
2-7 Employees	Human Management and Development / Our Employees Annex				8 - 10	8.5 - 10.3
2-8 Workers who are not employees	_	2-8	Information not available or incomplete	There is no consolidated data available. We are working to be able to respond to this point in future Reports.	8	8.5
3. Governance
2-9 Governance structure and composition	Corporate governance				5 - 16	5.5 - 16.7
2-10 Designation and selection of the maximum body of governance	Corporate governance				5 - 16	5.5 - 16.7
2-11 President of the maximum body of governance	Corporate Governance				16	16.6
2-12 Functions of the maximum body of governance in the supervision of impact management	Corporate Governance / Sustainability Governance				16	16.7
2-13 Delegation of responsibilities for impact management	Corporate Governance / Sustainability Governance
2-14 Functions of the maximum body of governance in presenting sustainability reports	Sustainability Governance
2-15 Conflicts of Interest	Compliance and Ethics				16	16.6
2-16 Communication of critical concerns	Sustainability Governance
2-17 Collective knowledge of the maximum body of governance	Corporate Governance / Sustainability Governance

2-18 Assessment of the performance of the maximum body of governance	Corporate Governance
2-19 Compensation Policies	Corporate Governance / Compensation Model for the Board and Executive Segment
2-20 Process to determine compensation	Corporate Governance / Compensation Model for the Board and Executive Segment
2-21 Ratio for total annual compensation		2-21	Confidentiality problems	This standard is not reported in its entirety. Due to the nature of the local context, the information is confidential to safeguard the safety of our employees and executive management.
4. Strategy, policies and practices
2-22 Declaration of the strategy for sustainable development	Letter from the CEO / Letter from the president of the Sustainability Committee / Compliance and Ethics
2-23 Commitments and policies	Our Purpose, Vision and Values / Affiliations and Adhesions / Compliance and Ethics / Corporate Compliance Policies				16	16.3
2-24 Incorporation of commitments and policies	Sustainability strategy/ Compliance and Ethics / Corporate Compliance Policies

	2-25 Processes to remediate negative impacts	Compliance and Ethics
	2-26 Mechanisms to request advice and express concerns	Compliance and Ethics	16	16.3
	2-27 Compliance with legislation and regulations	Sanctions imposed by regulators Annex / Legal Processes Annex / Compliance and Ethics / Corporate Compliance Policies
	2-28 Membership in associations	Affiliations and Adhesions
5. Stakeholder participation
	2-29 Focus on stakeholder participation	How we get closer to our Stakeholders Annex
	2-30 Collective bargaining agreements	Human Management and Development	8	8.8
Material issues
GRI 3: Material Issues 2021	3-1 Process to determine material issues	Material analysis and Strategy
	3-2 List of material issues	Analysis of Materiality and Strategy / Definition of Material Issues Annex
ECONOMIC PERFORMANCE
GRI 3: Material Issues 2021	3-3 Management of material issues	Economic and Financial Performance
GRI 201: ECONOMIC PERFORMANCE 2016	201-1 Direct economic value generated and distributed	Economic and financial performance	8 - 9	8.1 - 8.2 - 9.1 - 9.4 - 9.5
	201-2 Financial implications and others risks and opportunities derived from climate change	Integrate ESG factors in the framework for risk management / Our ESG Risk Management	13	13.1

	201-3 Defined benefit plan obligations and other retirement plans	Neither Credicorp nor its subsidiaries have implemented plans for their personnel
	201-4 Financial assistance received from the government	We have not received assistance from any of the governments in the countries in which we operate.
INDIRECT ECONOMIC IMPACTS
GRI 3: Material Issues 2021	3-3 Management of material issues	Innovation and Transformation of our Business Model
GRI 203: INDIRECT ECONOMIC IMPACTS 2016	203-1 Infrastructure and supported services investments	Transforming Financial education / Innovation and Transformation of our Business Model / Simplicity and Transparency that Generates Trust	5 - 9 - 11	5.4 - 9.1 - 9.4 - 11.2
	203-2 Significant indirect economic impacts	Transforming Financial education / Innovation and Transformation of our Business Model / Simplicity and Transparency that Generates Trust	1 - 3 - 8	1.2 - 1.4 - 3.8 - 8.2 - 8.3 - 8.5
ANTI-CORRUPTION
GRI 3: Material Issues 2021	3-3 Material Issue Management	Compliance and Ethics / Corporate Compliance Policies
GRI 205: ANTI-CORRUPTION 2016	205-1 Operations assessed for risks related to corruption	Compliance and Ethics / Corporate Compliance Policies	16	16.5
	205-2 Communication and education regarding anti-corruption policies and procedures	Compliance and Ethics / Corporate Compliance Policies	16	16.5

	205-3 Confirmed cases of corruption and measures taken	Compliance and Ethics / Corporate Compliance Policies	16	16.5
DISLOYAL COMPETITION
GRI 3: Material Issues 2021	3-3 Management of Material Issues	Compliance and Ethics / Corporate Compliance Policies
GRI 206: DISLOYAL COMPETITION 2016	206-1 Legal actions related to disloyal competitions and monopolistic practices that violate free competition	Compliance and Ethics / Corporate Compliance Policies	16	16.3
EMPLOYMENT
GRI 3: Material Issues 2021	3-3 Management of Material Issues	Human Management and Development
GRI 401: EMPLOYMENT 2016	401-1 New hires of and turnover of personnel	Human Management and Development / Our Employees Annex	5 - 8 - 10	5.1 - 8.5 - 8.6 - 10.3
	401-2 Benefits for full-time employees that are not given to part-time or temporary employees	Human Development and Management	2 - 5 - 8	3.2 - 5.4 - 8.5
	401-3 Parental Leave	Our Employees Annex	5 - 8	5.1 - 5.4 - 8.5
Education and Learning
GRI 3: Material Issues 2021	3-3 Material issue management	Human Management and Development / Credicorp talent management
GRI 404: TRAINING AND EDUCATION 2016	404-1 Average number of training hours per employees	Human Management and Development/ Education and Training Annex	4 - 8 - 10	4.3 - 4.4 - 4.5 - 5.1 - 8.2 - 8.5 - 10.3
	404-2 Programs to improve employees’ skills and programs to help transition	Human Development and Management / Credicorp Talent Management / Training and Education Annex	8	8.2 - 8.5

	404-3 Percentage of employees that receive periodic performance and professional development assessments	Human Management and Development / Performance Management Annex	5 - 8 - 10	5.1 - 8.5 - 10.3
DIVERSITY AND EQUAL OPPORTUNITIES
GRI 3: Material issues 2021	3-3 Material issue management	Closing the Gender Gap with Our products and Opportunities for Women / Human Management and Development / Corporate Governance
GRI 405: DIVERSITY AND EQUAL OPPORTUNITIES 2016	405-1 Diversity in governance bodies and among employees	Human Management and Development / Corporate Governance / Our Employees Annex	5 - 8	5.1 - 5.5 - 8.5
	405-2 Ratio of the salary base and the ratio for female versus male compensation	Human Management and Development	5 - 8 - 10	5.1 - 8.5 - 10.3
NO DISCRIMINATION
GRI 3: Material Issues 2021	3-3 Material Issue Management	Human Management and Development / Compliance and ethics
GRI 406: NO DISCRIMINATION 2016	406-1 Cases of discrimination and actions taken	Compliance and Ethics	5 - 8	5.1 - 8.8
CHILD LABOR
GRI 3: Material issues 2021	3-3 Management of material issues	ESG assessment of suppliers
GRI 408: Child Labor 2016	408-1 Operations and suppliers with significant risk of child labor	ESG assessment of suppliers	5 - 8 - 16	5.2 - 8.7 - 16.2
FORCED LABOR
GRI 3: Material Issues 2021	3-3 Management of material issues	ESG assessment of suppliers

GRI 409: FORCED OR OBLIGATORY LABOR 2016	409-1 Operations and suppliers with significant risk of forced or obligatory labor	ESG assessment of suppliers				5 - 8	5.2 - 8.7
LOCAL COMMUNITIES
GRI 3: Material Issues 2021	3-3 Material issue management	Strengthening and Deepening Financial Inclusion / Transforming Financial Education/ Promoting the development of Entrepreneurs and micro, small and medium businesses/ Our impact through Social Responsibility Initiatives
GRI 413: LOCAL COMMUNITIES 2016	413-1 Operations with the participation of the local community, impact assessments and development programs	Strengthening and deepening Financial Inclusion and Transforming Financial Education/ Promoting the Development of Entrepreneurs and micro, small and medium businesses / Our impact through Social Responsibility initiatives
	413-2 Operations with significant negative impacts –real and potential– on local communities	_	413-2	Information unavailable or incomplete	There is no consolidated data available. We are working to cover this point in future reports.	1 - 2	1.4 - 2.3
MARKETING AND LABELING
GRI 3: Material Issues 2021	3-3 Material Issue Management	Simplicity and Transparency that Generates Trust

GRI 417: MARKETING AND LABELING 2016	417-1 Requirements for information and labeling of products and services	Simplicity and Transparency that Generates Trust			12	12.8
	417-2 Cases of non-compliance related to information and labeling of products and services	_	Information not available of incomplete	There is no consolidated data available. We are working to cover these points in the future.	16	16.3
	417-3 Cases of failure to comply related to communications and marketing	Simplicity and Transparency that Generates Trust			16	16.3
CLIENT PRIVACY
GRI 3: Material Issues 2021	3-3 Material Issue Management	Risk Management / Simplicity and Transparency that Generates Trust
GRI 418: CLIENT PRIVACY 2016	418-1 Founded claims of violations of client privacy and loss of client information	Risk Management / Simplicity and Transparency that Generates Trust			16	16.3 - 16.10

  GRI Standards Content not identified as material according to Materiality Results but is reported by Credicorp

GRI STANDARD/ OTHER SOURCE	CONTENTS	SECTION	AGENDA 2030
			SDG	GOAL
PROCUREMENT PRACTICES
GRI 204: PROCUREMENT PRACTICES 2016	204-1 Proportion of spending on local suppliers	Sustainable Supplier Management	8	8.3
TAX
GRI 207: TAX 2019	207-1 Approach to tax	Corporate Management and Control Systems	1 - 10 - 17	1.1 - 1.3 - 10.4 - 17.1 - 17.3
	207-2 Tax governance, control, and risk management	Corporate Management and Control Systems	1 - 10 - 17	1.1 - 1.3 - 10.4 - 17.1 - 17.3
	207-4 Country-by-country reporting	Corporate Management and Control Systems	1 - 10 - 17	1.1 - 1.3 - 10.4 - 17.1 - 17.3
ENERGY
GRI 302: ENERGY 2016	302-1 Energy consumption within the organization	Energy: Electricity and Fuels / Energy: Electricity and Fuels Annex	7 - 8 - 12 - 13	7.2 - 7.3 - 8.4 - 12.2 - 13.1
	302-2 Energy consumption outside of the organization	Energy: Electricity and Fuels / Energy: Electricity and Fuels Annex	7 - 8 - 12 - 13	7.2 - 7.3 - 8.4 - 12.2 - 13.1
WATER AND EFFLUENTS
GRI 303: WATER AND EFFLUENTS 2018	303-1 Interactions with water as a shared resource	Water Consumption	6 - 12	6.3 - 6.4 - 12.4
	303-2 Management of water discharge-related impacts	Water Consumption	6	6.3
	303-5 Water consumption	Water Consumption / Water Consumption Annex	6	6.4
EMISSIONS
GRI 305: EMISSIONS 2016	305-1 Direct (Scope 1) GHG emissions	Greenhouse Gas Emissions (GHG) / Carbon Footprint Annex	3 - 12 - 13 - 14 - 15	3.9 - 12.4 - 13.1 - 14.3 - 15.2
	305-2 Energy indirect (Scope 2) GHG emissions	Greenhouse Gas Emissions (GHG) / Carbon Footprint Annex	3 - 12 - 13 - 14 - 15	3.9 - 12.4 - 13.1 - 14.3 - 15.2
	305-3 Other indirect (Scope 3) GHG emissions	Greenhouse Gas Emissions (GHG) / Carbon Footprint Annex	3 - 12 - 13 - 14 - 15	3.9 - 12.4 - 13.1 - 14.3 - 15.2
	305-5 Reduction of GHG emissions	Greenhouse Gas Emissions (GHG) / Carbon Footprint Annex	13 - 14 - 15	13.1 - 14.3 - 15.2
WASTE
GRI 306: WASTE 2020	306-1 Waste generation and significant waste-related impacts	Waste	3 - 6 - 11 - 12	3.9 - 6.3 - 6.6 - 6.a - 6.b - 11.6 - 12.4 - 12.5
	306-2 Management of significant waste-related impacts	Waste	3 - 6 - 8 - 11 - 12	3.9 - 6.3 - 8.4 - 11.6 - 12.4 - 12.5

	306-3 Waste generated	Waste	3 - 6 - 11 - 12 - 15	3.9 - 6.6 - 11.6 - 12.4 - 12.5 - 15.1
	306-4 Waste diverted from disposal	Waste / Waste Annex	3 - 11 - 12	3.9 - 11.6 - 12.4 - 12.5
	306-5 Waste directed to disposal	Waste / Waste Annex	3 - 6 - 11 - 12 - 15	3.9 - 6.6 - 11.6 - 12.4 - 12.5 - 15.1
SUPPLIER ENVIRONMENTAL ASSESSMENT
GRI 308: SUPPLIER ENVIRONMENTAL ASSESSMENT 2016	308-1 New suppliers that were screened using environmental criteria	ESG Supplier Assessment
OCCUPATIONAL HEALTH AND SAFETY
GRI 403: OCCUPATIONAL HEALTH AND SAFETY 2018	403-1 Occupational health and safety management system	Other Corporate Compliance Policies	8	8.8
	403-2 Hazard identification, risk assessment, and incident investigation	Occupational Health and Safety	8	8.8
	403-4 Worker participation, consultation, and communication on occupational health and safety	Other Corporate Compliance Policies	8 - 16	8.8 - 16.7
	403-5 Worker training on occupational health and safety	Other Corporate Compliance Policies	8	8.8
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Occupational Health and Safety	8	8.8
SUPPLIER SOCIAL ASSESSMENT
GRI 414: SUPPLIER SOCIAL ASSESSMENT 2016	414-1 New suppliers that were screened using social criteria	ESG Supplier Assessment	5 - 8 - 16	5.2 - 8.8 - 16.1
PUBLIC POLICY
GRI 415: POLÍTICA PÚBLICA 2016	415-1 Political contributions	Our Approach to Political Contributions	16	16.5

SASB Index

Declaration of use	CREDICORP has presented the information cited in this index of SASB contents for the period between 01/01/2022 and 31/12/2022 using SASB standards for COMMERCIAL BANKS (Scope: BCP and Mibanco).

	CODE	ACCOUNTING PARAMETER	LOCATION	SECTION	OMISSION
DISCLOSURE ISSUES RELATIVE TO SUSTAINABILITY AND ACCOUNTING STANDARDS	Data security
	FN-CB-230a.1	(1) Number of data filtrations, (2) percentage that imply personal identification information (PII), (3) number of holders of affected accounts.		Simplicity and Transparency that Generates Trust / Systems for Corporate Control and Management
	FN-CB-230a.2	Description of the focus to identify and address risks for data security.		Risk management / Simplicity and Transparency that Generates Trust/ Systems for Corporate Control and Management
Generation of inclusion and financial skills
	FN-CB-240a.1	(1) number (2) and total amount of pending loans that qualify for programs designed to promote small companies and community development.	_	_	Information not available
	FN-CB-240a.2	(1) Number and (2) total amount of overdue and NPL loans that qualify for programs designed to promote small businesses and community development.	_	_	Information not available
	FN-CB-240a.3	Number of no-cost retail current accounts provided to clients that were previously unbanked or infrabanked.		Strengthening and Deepening Financial Inclusion / SASB indicator tables
	FN-CB-240a.4	Number of participants in initiatives for Financial Education for unbanked, infrabanked and unserved clients.		Transforming Financial education

Incorporating environmental, social and management factors in credit analysis
	FN-CB-410a.1	Commercial and industrial credit exposure by industry	Economic and Financial Performance/Responsible and Sustainable Investment
	FN-CB-410a.2	Description of the focus to incorporate environmental, social and corporate governance factors (ESG) in credit analysis.	Responsible and Sustainable Investment / Our ESG Risk Management
Business Ethics
	FN-CB-510a.1	Total amount of monetary losses due to legal proceedings related to fraud, use of privileged information, anti-monopoly, disloyal competition, market manipulation, malpractice or other laws or regulations related to the financial industry.	Annex B. Sanctions imposed by regulators / Annex C. Legal Processes / Corporate Compliance Policies
	FN-CB-510a.2	Description of the policies and procedures to denounce irregularities.	Compliance and ethics / 5. Corporate Compliance Policies
Systemic Risk Management
	FN-CB-550a.1	Score for the assessment of bank’s global systemic importance (G-SIB) by category.	_	Not a G-SIB bank
	FN-CB-550a.2	Description of the focus to incorporate the results of obligatory and voluntary stress tests in terms of planning capital adequacy, the corporation’s long-term strategy and other business activities.	Risk Management
PARAMETERS OF ACTIVITY	FN-CB-000.A	(1) Number and (2) value of current savings accounts by segment: (a) personal and (b) small businesses.	Strengthening and Deepening Financial Inclusion / SASB indicator tables
	FN-CB-000.B	(1) Number and (2) value of loans by segment: (a) personal, (b) small businesses and (c) corporate.	Economic and Financial Development/Strengthening and Deepening Financial Inclusion / SASB indicator tables